8/22

06016257

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME RAO Unified Energy Systems of Russia

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04077 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dee

DAT : 8/23/06

RAO Unified Energy Systems of Russia

082-0407



12-31-05
AR/S

RAO "UES OF RUSSIA"
ANNUAL REPORT
2005

The Annual Report 2005 of OAO RAO "UES of Russia" was approved by the Board of Directors of RAO "UES of Russia" on 26 May 2006 and submitted for shareholder approval at the Annual General Meeting of OAO RAO "UES of Russia" scheduled for 28 June 2006.

CONTENTS

PERFORMANCE HIGHLIGHTS OF RAO "UES OF RUSSIA" HOLDING COMPANY AND PARENT COMPANY

ELECTRICITY OUTPUT BY THE HOLDING COMPANY'S ENTITIES


billion kWh
680
670
660
650
640
630
620
610
600
635.8
651.9
665.4
2003
2004
2005

DIVIDENDS PER ORDINARY SHARE OF RAO "UES OF RUSSIA"


RUB
0.08
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0
0.0469
0.0559
0.0574
2003
2004
2005

DIVIDENDS PER PREFERRED SHARE OF RAO "UES OF RUSSIA"


RUB
0.25
0.20
0.15
0.10
0.05
0.2283
0.2233
0.1939
2003
2004
2005

PERFORMANCE HIGHLIGHTS OF RAO "UES OF RUSSIA" HOLDING COMPANY AND PARENT COMPANY

Indicators	Unit of measurement	2003	2004	2005
Installed capacity of power plants owned by the Holding Company	million kW	156.4	156.5	157.7
Electricity output by the Holding Company's entities	billion kWh	635.8	651.9	665.4
Heat output by the Holding Company's entities	million Gcal	468.8	465.8	465.2
Average annual number of employees in the Holding Company's entities	'000 persons	577.6	496.3	461.2
Average annual number of employees in the Company's units	'000 persons	3.2	1.8	1.5
Length of the Holding Company's transmission lines	'000 km	2,490.1	2,482.5	2,479.0
Total length of the Holding Company's backbone transmission lines (220 kV and above)*	'000 km	143.8	144.2	144.7
Total length of the Holding Company's transmission lines (35-110 kV)*	'000 km	478.1	478.3	478.7
Total length of the Holding Company's transmission and cable lines (0.38-20 kV)*	'000 km	1,868.2	1,860.0	1,855.6
Company's net revenues from sale of goods, products, works, and services	million RUB	51,666.8	34,460.7	28,094.5
Company's sales profit	million RUB	30,812.9	24,245.8	22,367.7
Company's profit before taxes	million RUB	32,636.4	27,232.5	24,964.2
Company's net (undistributed) profit	million RUB	24,605.0	24,068.5	20,897.7
Dividends per ordinary share of the Company	RUB	0.0469	0.0559	0.0574 **
Dividends per preferred share of the Company	RUB	0.2283	0.2233	0.1939**
Holding Company's net revenue from sale of goods, products, works and services ***	million RUB	-	669,986	776,953
Holding Company's profit from sales***	million RUB	-	105,385	108,302
Holding Company's profit before taxes***	million RUB	-	66,460	67,595
Holding Company's net (undistributed) profit***	million RUB	-	47,203	51,812

* Cable and overhead lines

** Submitted for shareholder approval at the AGM of OAO RAO "UES of Russia" scheduled for 28 June 2006

*** Consolidated financial data for 2004-2005 according to the Russian Accounting Standards. The financial results under the IFRS will be released at a later date and posted on the Company's website.

STATEMENT BY BOARD CHAIRMAN AND MANAGEMENT BOARD CHAIRMAN OF RAO "UES OF RUSSIA"

Dear Shareholders,

Last year, the Board of Directors and the Management Board of the Company focused on implementing the structural and market reforms, i.e. the establishment of interregional generation and power grid companies, completing the restructuring at all regional energy systems, and creating a competitive marketplace for electric energy and capacity.

In 2005, we completed the state registration of all 7 wholesale generation companies (WGCs), 13 out of 14 territorial generation companies (TGCs), and all 4 interregional distribution companies (IDCs). To date, TGC-3, TGC-5, WGC-3, and WGC-5 have completed the establishment of their target corporate structure, and their shares have been floated on the Russian stock market. As at 1 May 2006, shares of over 120 entities established in the course of the reform – generation, grid, retail, R&M, and management companies – were traded on stock markets. In 2006-2007, the interregional companies are expected to complete the consolidation process.

As at end-2005, functional unbundling was completed at 47 regional energos, and 21 more energy companies were still in the process of restructuring. The companies are now actively engaged in the establishment of a corporate governance system; work is underway to build teams of qualified managers.

Considerable success has been achieved in the development of the wholesale market for electric power and capacity. There has been significant growth in the free (competitive) trading segment of the wholesale electricity market: today, the segment has over 220 trading participants, 140 of which are RAO UES subsidiaries. Last year, competitive trading volumes reached nearly USD3 billion. In October 2005, a competitive balancing market for electricity was inaugurated.

During the reporting period, efforts were continued to implement the Government's electricity reform programme aimed at the establishment of a new system of regulated bilateral contracts for the wholesale electricity market. In March 2006, simulation trading using the new wholesale electricity market model was organized by NP "Administrator of Trading System" and OAO "UES SO-CDA" for the wholesale market players in the European part of Russia and Siberia. During the year, the rules for retail electricity markets were drafted and submitted to the relevant ministries and government agencies. These rules lay the foundation for relationships among retail market players and introduce the category of guaranteeing suppliers in the sector.

The results of these efforts were highly appreciated by the investment community. This is best evidenced by the rise of RAO UES companies' stock prices. From 29 June 2005 (the date of the previous AGM of OAO RAO "UES of Russia") to 1 May 2006, the Company's market capitalization grew two-and-a-half-fold from USD12.8 billion to USD32.2 billion. The capitalization of OAO "WGC-5" rose 33.3% to USD2.4 billion on 1 May 2006 from USD1.8 billion as at 16 September 2005, the date when the company's shares started trading on the stock market. The capitalization of OAO "WGC-3" increased by 40.0% to USD2.1 billion on 1 May 2006 from USD1.5 billion on 9 February 2006, when WGC-3 shares were floated.



A.S. VOLOSHIN, Chairman of the Board of Directors, RAO "UES of Russia"

The Company's operating results improved in 2005: electricity generation by RAO UES power plants increased to 665.4 billion kWh in 2005 from 651.9 billion kWh in 2004.

During 2005, the Board of Directors and Management Board made key decisions needed to ensure reliable operation of the nation's energy system. In particular, they drafted and adopted the Programme of Actions to Increase the Reliability of the UES of Russia. The Company also introduced a new position – that of Technical Director, a member of the Management Board responsible for organizing and controlling the entire scope of work in that area.

These measures were taken after a careful investigation into the causes of the blackout in the Moscow energy system in May 2005. The lessons learned from that event, as well as the experience gained from running the Unified Energy System during the extremely cold winter of 2005/2006, once again demonstrated the need for large-scale investments in the electricity industry.

In 2005, in accordance with the resolutions adopted by the Board of Directors and the Management Board of the Company, new generating facilities were put into commercial operation, helping address the issue of energy shortfalls in some areas of Russia. For instance, the first power unit brought on line at the Kaliningradskaya CHPP-2 meets 70% of the electricity demand in the Kaliningrad Region. The launch of the fourth hydro power unit at the Bureyskaya HPP contributed to increased energy security within the Far Eastern energy system, making it more robust and reliable. During the reporting year, new power generators and equipment were brought on line at CHPP "Luch", Novocherkasskaya TPP, Dzerzhinskaya CHPP, and some other power plants.

The Board of Directors resolved in March 2006 to implement a project to build the Boguchanskaya HPP with a capacity of 3,000 MW, the largest investment project being implemented in Russia's electricity industry today. Simultaneously, a smelter will be built in the neighbourhood which will produce 600,000 tonnes of aluminium annually. The project will be implemented by OAO "HydroWGC", a subsidiary of RAO "UES of Russia", and will be funded through project finance, on a parity basis with the strategic investor, RUSAL.

As a measure to increase reliability of the energy system, the Company purchased shares in OAO "Power Machines", which manufactured 70% of the equipment installed at RAO UES power plants. OAO RAO "UES of Russia" now controls a blocking stake in OAO "Power Machines" (as a shareholder and as a fiduciary).

In December 2005, Russia's Government broadly approved the progress of the reform aimed at the creation of a competitive market and stepping up the investment process in the electricity industry. With electricity consumption growing rapidly and plant assets becoming obsolete or retired, the task of attracting investments is becoming a key strategic priority for the Company at the final stage of the reform. In order to ensure sustained economic growth in Russia and remove the threat of energy shortages in most areas of the country, it is necessary to start the construction and put into operation, by 2011, at least 20,000 MW of generating capacity, new transmission lines, and upgrade and modernize the existing equipment. Originally, this was the primary strategic objective of the electricity reform in Russia. In order to achieve that objective, the Company developed a concept for expanding the investment process based on the results of the reform. This concept, presented to the Government of the Russian Federation and backed by the Russian President, provides for the use of primarily private investments in the competitive businesses of the electricity industry and primarily government investments in the natural monopoly segments. Currently, the Company is exploring various options for attracting investments in generation companies through additional share issues, use of the investment guarantee mechanism introduced by a Government Resolution; direct investment mechanism, and raising development loans. It is assumed that investments in Federal Grid Company (FGC) and System Operator (SO-CDA) may come from the budget and connection charges, as well as from internal tariff sources of funds.

We expect that these measures, together with the steps to complete the sector reform, ensure reliable power, and restructure the Company, will be supported by the shareholders of OAO RAO "UES of Russia" and successfully implemented.



A.B. CHUBAIS, Chairman of the Management Board, RAO "UES of Russia"

ABOUT THE COMPANY

Russian Open Joint Stock Company for Power and Electrification "UES of Russia" (OAO RAO "UES of Russia") was established in 1992 pursuant to Decrees of the Russian President No. 923 dated 15 August 1992 and No. 1334 dated 5 November 1992. The contributions to the authorized capital of the Company were made in the form of property of thermal and hydroelectric power stations, power transmission lines with substations, other energy facilities, and shares in energy companies, power sector research and development and construction entities.

The Company was registered by the Moscow Registration Chamber on 31 December 1992 (Certificate of Registration No. 020.863). In 2002, in compliance with the regulatory requirements, the Company re-registered with the Directorate of the Ministry of Taxes and Levies for the city of Moscow on 19 July 2002.

The Company's mission is to ensure reliable operation and development of the Unified Energy System of Russia, uninterrupted power to customers, increasing shareholder value, pursuing a common investment and technology strategy, new advanced equipment and technologies, and carrying out other objects set forth in the Company's Charter.

OAO RAO "UES of Russia" (also the "Company" or the "Parent Company") is engaged in organizing activities of its subsidiaries and dependent companies directly involved in generation, dispatching, transmission and retailing of electricity and heat. Taken together, OAO RAO "UES of Russia" and its subsidiaries and dependent companies make up **RAO UES Holding Company (the "Holding Company").**

The Holding Company and other subsidiaries of OAO RAO "UES of Russia" (research and development institutions, repair and maintenance companies, services providers, and other entities not involved in the generation, dispatching, transmission or retailing of electricity and heat, comprise **RAO UES Group (also the "Group").**

Today, RAO UES companies generate 70% of electricity and nearly one-third of heat in Russia, they control 72% of all generating capacity and 96% of the bulk transmission lines in the country. The Holding Company has over 460,000 employees. In 2005, RAO UES Holding Company entities paid in excess of RUB100 billion in federal and local taxes. As at 1 May 2006 the Company's market capitalization totalled USD32.2 billion.

After the federal legislation package on the electricity reform was passed in 2003, a major effort was launched to reorganize the Holding Company's structure and relationships among industry members. In 2003-2005, most regional energos were unbundled into natural monopolies and competitive businesses, and interregional power grid and generation companies of the target industry structure were created.

COMPANY STRUCTURE*

RAO UES GROUP

RAO UES HOLDING COMPANY

OAO RAO "UES OF RUSSIA" (PARENT COMPANY)	Executive administration and branches	
COMPANIES OF THE TARGET INDUSTRY STRUCTURE		
OAO "SYSTEM OPERATOR - CENTRAL DISPATCH ADMINISTRATION OF THE UNIFIED ENERGY SYSTEM" (OAO "UES SO-CDU")	Branches: Integrated Dispatch Administrations Regional Dispatch Administrations	7 57
OAO "FEDERAL GRID COMPANY OF THE UNIFIED ENERGY SYSTEM"	Branches: Territorial Isolated Units: Interconnected Power Grids (IPGs)	7
WHOLESALE GENERATION COMPANIES	OAO "WGC-1", OAO "WGC-2", OAO "WGC-3", OAO "WGC-4", OAO "WGC-5", OAO "WGC-6", OAO "HydroWGC"	
INTERREGIONAL DISTRIBUTION COMPANIES	OAO "Center and North Caucasus IDC", OAO "North-West IDC", OAO "Urals and Volga IDC", OAO "Siberia IDC" OAO "Far Eastern Distribution Company"	
TERRITORIAL GENERATION COMPANIES	OAO "TGC-1"**, OAO "TGC-2", OAO "Mosenergo" (TGC-3), OAO "TGC-4", OAO "TGC-5", OAO "TGC-6", OAO "Volzhskaya TGC-7"**, OAO "Southern Generation Company TGC-8", OAO "TGC-9", OAO "TGC-10", OAO "TGC-11", OAO "TGC-13", OAO "TGC-14", OAO "Far East Generation Company"	
MANAGEMENT COMPANIES	OAO "HydroWGC Management Company"** OAO "Northern Energy Management Company" OAO "Urals Energy Management Company" OAO "Caucasus Energy Management Company" OAO "Far Eastern Energy Management Company" OAO "Middle-Volga Interregional Management Energy Company" OAO "Moscow Management Energy Grid Company"	
REGIONAL ENERGOS NOT RESTRUCTURED		26
AO-POWER PLANTS		49
COMPANIES ESTABLISHED IN THE PROCESS OF REORGANIZATION OF REGIONAL ENERGOS	Regional management companies Regional generation companies Regional retail companies Regional distribution companies Regional transmission companies	37 45 46 49 44
ZAO "INTER RAO UES"		

Scientific, research and development centers and institutes; construction and services companies	82
Non-core companies	8

* As at 31 December 2005

** The Company's second-tier subsidiaries

CAPITAL OF OAO RAO "UES OF RUSSIA"

As at 31 December 2005, the share capital of OAO RAO "UES of Russia" amounted to RUB21,558,451,684, and was divided into 43,116,903,368 shares of RUB0.50 par value each, including 41,041,753,984 ordinary shares and 2,075,149,384 preferred shares.

139,989,946 shares of the Company were issued in 1993, and the second issue of 42,976,913,422 shares took place in 1995.

On 17 June 2003, the Federal Commission for Securities Market (FCSM) of Russia approved the consolidation of additional share issues of OAO RAO "UES of Russia":

- ▷ the issues of ordinary shares of OAO RAO "UES of Russia" were assigned a new state registration number, 1-01-00034-A;
- ▷ the issues of preferred shares of OAO RAO "UES of Russia" were assigned a new state registration number, 2-01-00034-A.

STOCK OWNERSHIP OF OAO RAO "UES OF RUSSIA", BY CATEGORIES OF SHAREHOLDERS


as at 31.12.04
52.68%
44.12%
3.20%
as at 31.12.05
52.68%
44.43%
2.89%
state
legal persons and nominees
private individuals

MAJOR SHAREHOLDERS OF OAO RAO "UES OF RUSSIA" *

	Stake, %
Russian Federation through the Federal Agency for Federal Property Management	52.6832
ING BANK (EURASIA) ZAO (as nominee)	14.4073
ZAO "Gazprombank" (as nominee)	10.4900
Not-for-profit Partnership "The National Depository Center" (as nominee)	9.7760
ZAO "Depository Clearing Company" (as nominee)	5.0698

SHARES IN OAO RAO "UES OF RUSSIA" OWNED BY THE STATE*

	Quantity of shares	Shareholding value at par (RUB)	Stake, %
Ordinary shares			
Shares held by the state, total	22,569,848,313	11,284,924,156.5	52.34570795
including:			
Federal Agency for Federal Property Management of the Russian Federation	22,569,834,761	11,284,917,380.5	52.34567652
Regional Property Funds	13,552	6,776.0	0.00003143
Preferred shares			
Shares held by the state, total	145,523,224	72,761,612.0	0.33750852
including:			
Federal Agency for Federal Property Management of the Russian Federation	145,523,224	72,761,612.0	0.33750852

* As at 31 December 2005


5604

law of variation of kinetic energy:

The total work done by the external and internal forces results in a change in the total kinetic energy of a system of bodies

$$\Delta T = T - T_i = \sum_{i=1}^{f+m} A_i$$


50.01

CORPORATE GOVERNANCE

The governance system at OAO RAO "UES of Russia" and all entities comprising RAO UES Holding Company respects the interests of its shareholders, is based on common corporate standards and is intended to improve operational efficiency, ensure reliable and uninterrupted power, and implement the electricity reform strategy.

The governance system at OAO RAO "UES of Russia" is based on the laws of the Russian Federation, the Company's Charter, and the Corporate Governance Code recommended by the Federal Commission on Securities Markets (FCSM) of Russia.

In order to implement the world's best practices, the Board of Directors of the Company adopted in 2004 the Corporate Governance Code of OAO RAO "UES of Russia", which became a key element of the Company's governance system. The Code is a set of voluntary commitments by the corporate stakeholders, including shareholders, and members of the Board of Directors and Management Board of OAO RAO "UES of Russia". Acknowledging the importance of corporate governance for a successful business and balancing the interests of all stakeholders, OAO RAO "UES of Russia" commits to adhere to the principles set down in the Code and use all reasonable efforts to comply with them. The Code provisions take into account the good corporate governance principles and practices used internationally as set out, inter alia, in the OECD Principles of Corporate Governance.

The corporate governance principles adopted by OAO RAO "UES of Russia" are responsibility, transparency, and accountability.

The primary document determining responsibility centers within the Company is the Order of OAO RAO "UES of Russia" On the Organizational Structure of OAO RAO "UES of Russia" dated 4 July 2005. According to the Order, such responsibility centres are the Corporate Center, the Reform Management Center, and Business Units (BUs), each of which has clearly defined goals and is responsible for their implementation.

The transparency principle is implemented in conformity with the Regulation of RAO "UES of Russia" On the Information Policy.

In order to promptly notify the stakeholders of any material events and development prospects, the Company undertook the following measures in 2005:

▷ held conference calls with senior executives of OAO RAO "UES of Russia" to inform of the resolutions adopted by the Board of Directors, published financial statements, and organized other key events;

▷ published press releases on the Company's website informing of corporate events affecting its stakeholders, newsletters informing on the electricity reform progress, and weekly RAO UES stock market reports;

▷ organized roundtables, tête-à-tête meetings, and investment conferences to cover issues of particular interest for the investment and analyst community;

▷ arranged road shows in the global financial centers with the participation of the Management Board Chairman of OAO RAO "UES of Russia" and the Company's senior executives.

In 2005, the Company took the following steps to implement the accountability principle:

▷ developed the Internal Control Regulation of OAO RAO "UES of Russia";

▷ adopted the Procedure for planning, carrying out and reporting the results of audits of SDCs' financial and business operations performed on the initiative of OAO RAO "UES of Russia", and the Business Planning Standard for Subsidiaries and Dependent Companies and Organizations of OAO RAO "UES of Russia";

▷ approved the Procedure for declaration of insider deals in securities of OAO RAO "UES of Russia" and its SDCs by persons with access to insider information.

Shareholder Meeting

The highest governing body of OAO RAO "UES of Russia" is a General Meeting of shareholders. The procedure for convocation, preparation for, conduct, and determining the results of the Meeting are set forth in the Regulation on the Annual General Meeting of Shareholders of OAO RAO "UES of Russia".

The AGM of shareholders held 29 June 2005 approved the Company's Annual Report 2004, the amount of dividends declared on ordinary and preferred shares, appointed the Company's auditors, adopted amendments to the Charter and Regulations, and elected new members to the Board of Directors and the Auditing Commission of the Company. The AGM results can be viewed on the Company's website, www.rao-ees.ru, in the Shareholders and Investors section, and in the Company's news archive.

Under the Russian law and the Company's Charter, the AGM elects the Auditing Commission of the Company entrusted with the control of the Company's financial and business operations and compliance with the laws of the Russian Federation. The Commission's activities are governed by the relevant internal Regulation.

Pursuant to the Regulation on Remuneration of Members the Auditing Commission of OAO RAO "UES of Russia" approved by the AGM, the Commission members were paid a remuneration of RUB72,000 for 2005.

AUDITING COMMISSION ELECTED 29 JUNE 2005

Name	Position*
Rumyantsev, Sergey Yuryevich	Commission Chairman; Deputy Chairman of the Management Board, Non-profit Partnership "Trading System Administrator of Wholesale Electricity Market Transactions of Unified Energy System"
Bystrov, Maksim Sergeevich	Deputy Director of Department on State Regulation of Tariffs and Structural Reforms, Ministry of Economic Development and Trade of the Russian Federation
Myasnikov, Viktor Mikhaylovich	Head of Financial and Economic Examination at the Financial Control and Audit Department, Ministry of Industry and Energy of the Russian Federation
Samokhina, Galina Evgenyevna	Deputy Head of Corporate Governance Division of Investment and Structural Policy Department, Ministry of Industry and Energy of the Russian Federation
Tkachenko, Andrey Petrovich	Deputy Head of Department, Federal Agency for Federal Property Management

* Positions held at the time of election

BOARD OF DIRECTORS

BOARD OF DIRECTORS ELECTED ON 29 JUNE 2005

Name	Short info	Position*
Voloshin, Alexander Stalyevich	Born 1956 Education: university	Board Chairman
Khristenko, Viktor Borisovich	Born 1957 Education: university; Doctor of Economic Sciences	Deputy Board Chairman; Minister of Industry and Energy of the Russian Federation
Berezkin, Grigory Viktorovich	Born 1966 Education: university; Candidate of Chemical Sciences	Chairman of the Board of Directors, OOO "ESN Energo"
Bugrov, Andrey Evgenyevich	Born 1952 Education: university; Candidate of Economic Sciences	Managing Director, ZAO "Interros Holding Company"
Chubais, Anatoly Borisovich**	Born 1955 Education: university; Candidate of Economic Sciences, Assistant Professor	Chairman of the Management Board, RAO "UES of Russia"
Gref, German Oskarovich	Born 1964 Education: university	Minister of Economic Development and Trade of the Russian Federation
Medvedev, Yury Mitrofanovich	Born 1948 Education: university; Candidate of Philosophy	Deputy Head of the Federal Agency for Federal Property Management of the Russian Federation
Oganesyan, Sergey Aramovich	Born 1953 Education: university	Head of the Federal Energy Agency of the Russian Federation
Pushkareva, Olga Stanislavovna	Born 1955 Education: university; Candidate of Economic Sciences	Director, Sector Development Department of the Government of the Russian Federation
Rashevsky, Vladimir Valeryevich	Born 1973 Education: university	Director General, OAO SUEK Holding Company
Remes Juha Seppo	Born 1955 Education: university; degree in Economic Sciences	Senior Advisor, Finnish National Fund for Research and Development (Sitra) under the supervision of the Finnish Parliament
Seleznev, Kirill Gennadyevich	Born 1974 Education: university	Director General, OOO "Mezhregiongaz"; Management Board member, OAO "Gazprom"
Sharonov, Andrey Vladimirovich	Born 1964 Education: university; Candidate of Sociological Sciences	First Deputy Minister of Economic Development and Trade of the Russian Federation
Urinson, Yakov Moiseyevich	Born 1944 Education: university; Doctor of Economic Sciences, Professor	Deputy Chairman of the Management Board, RAO "UES of Russia"
Yuzhanov, Ilya Arturovich	Born 1960 Education: university; Candidate of Economic Sciences	Chairman of the Supervisory Board, ZAO "NOMOS-BANK"

* Positions held at the time of election
** Holds a 0.00195% stake in OAO RAO "UES of Russia"

BOARD OF DIRECTORS ELECTED ON 30 JUNE 2004

Name	Position*
Voloshin, Alexander Stalyevich	Board Chairman, OAO RAO "UES of Russia"; Advisor to Head of Administration of President of the Russian Federation (on honorary basis)
Khristenko, Viktor Borisovich	Deputy Board Chairman; Minister of Industry and Energy of the Russian Federation
Abramov, Alexander Grigoryevich	President, OOO "EvrazHolding"
Berezkin, Grigory Viktorovich	Director General, OOO "ESN Energo"
Bugrov, Andrey Evgenyevich	Deputy Chairman of the Management Board, ZAO "Interros Holding Company"
Chubais, Anatoly Borisovich**	Chairman of the Management Board, OAO RAO "UES of Russia"
Gref, German Oskarovich	Minister of Economic Development and Trade of the Russian Federation
Kazakov, Alexander Ivanovich	member of the Federation Council of the Federal Assembly of the Russian Federation
Odintsov, Mikhail Viktorovich	member of the Federation Council of the Federal Assembly of the Russian Federation
Rashevsky, Vladimir Valeryevich	President, OOO "Siberian Coal Energy Company"
Seleznev, Kirill Gennadyevich	Director General, OOO "Mezhregiongaz", member of the Management Board, OAO "Gazprom"
Sharonov, Andrey Vladimirovich	First Deputy Minister of Economic Development and Trade of the Russian Federation
Urinson, Yakov Moiseyevich	Deputy Chairman of the Management Board, OAO RAO "UES of Russia"
Yuzhanov, Ilya Arturovich	member of Board of Directors, OAO RAO "UES of Russia"
Zavadnikov, Valentin Georgievich	member of the Federation Council of the Federal Assembly of the Russian Federation

* Positions held at the time of election
** Holds a 0.00195% stake in OAO RAO "UES of Russia"

The Board of Directors of OAO RAO "UES of Russia" is responsible for the overall management of the Company's operations and acts under the authority granted to it by the Charter and the Regulation on the Board of Directors of OAO RAO "UES of Russia". The Board of Directors has 15 members elected by a General Meeting of shareholders.

During the year under review, the Board of Directors held 27 meetings and considered more than 360 items of business (see Appendix). The Board of Directors adopted resolutions on key issues relating to RAO UES restructuring, such as completing the establishment of territorial generation companies (TGCs) and wholesale generation companies (WGCs), approval of the restructuring plans for OAO "Kalmenergo", OAO "Kurganenergo", OAO "Kamchatskenergo", OAO "Komienergo", OAO "Kuzbassenergo", and energy companies in the Russian Far East; divestiture of the Company's shares in OAO "Taymyrenergo"; administration of shares in the energy retail companies spun off from regional energos; adopting the procedure for distribution of cash proceeds from the sale of property, plant, and equipment, and long-term financial investments of OAO RAO "UES of Russia"; and the possibility of lifting the moratorium on the sale of core assets of OAO RAO "UES of Russia".

The Board of Directors of OAO RAO "UES of Russia" took in 2005 a number of resolutions on interested party transactions (see Appendix). As required by the laws of the Russian Federation, the information on such interested party transactions was disclosed in a timely manner in the securities issuer's quarterly reports; the results of Board meetings were posted on the Company's website. In 2005, OAO RAO "UES of Russia" did not make any major transactions, i.e. transactions involving property worth 25% or more of the book value of the Company's assets as of the most recent reporting date.

The Board members of OAO RAO "UES of Russia" receive remuneration, which is paid in accordance with the Regulation on payment of remuneration to members of the Board of Directors for the performance of their duties and reimbursement of expenses incurred in the performance of their functions as Board members, as approved by the General Meeting of shareholders. In 2005, the remuneration totalled RUB9,038,200 (except for the Government representatives, as provided by Article 17 of Federal Law No. 79 "On State Civil Service in the Russian Federation" dated 27 July 2004).

Committees of the Board of Directors

Throughout 2005, four Committees worked under the Board of Directors of OAO RAO "UES of Russia": Strategy and Reform Committee, Audit Committee, Appraisal Committee, and Personnel and Remunerations Committee.

The Strategy and Reform Committee was created by the Board of Directors of OAO RAO "UES of Russia" in August 2001. The Committee has 16 members, including three Government representatives, nine representatives of minority shareholders and potential strategic investors; and four members representing the Company's executive management. The Committee is engaged in the analysis of proposals and working out recommendations for the Board of Directors of OAO RAO "UES of Russia" on the matters relating to the development and implementation of the Holding Company's strategy, investment policy, and restructuring of RAO UES entities.

The Appraisal Committee was set up by the Board of Directors of OAO RAO "UES of Russia" in April 2002. The Committee has 19 members, including five Government representatives; seven representatives of minority shareholders and potential strategic investors; three members representing the Company's executive management, and four representatives of independent appraisers and business firms. The Committee is responsible for developing the procedure for market valuation of assets and business of OAO RAO "UES of Russia", its SDCs, the newly established companies, and other business entities taking part in transactions during the reform period, and controls the performance of such evaluation.

The Audit Committee was established by the Board of Directors of OAO RAO "UES of Russia" in August 2003. The Committee comprises five members, including one Government representative and four representatives of minority shareholders and potential strategic investors. The Committee is to oversee the tender to select the external auditors for the Company, control the external auditors' activities, and analyze the Company's financial statements and accounting policies.

The Personnel and Remunerations Committee was organized by the Board of Directors of OAO RAO "UES of Russia" in March 2005 to meet the requirements of the Federal Service for Financial Markets of Russia. The Committee consists of three members representing minority shareholders and strategic investors. It is responsible for working out the principles and criteria for determining the amount of remuneration and compensation to be paid to members of the Board of Directors and the Management Board of the Company.
In 2005, OAO RAO "UES of Russia" also provided methodological assistance in the creation of committees under the boards of directors and implementation of the Corporate Governance Code at the SDCs of OAO RAO "UES of Russia".

MANAGEMENT BOARD

The Management Board is a collective executive body of the Company appointed by the Board of Directors and responsible for the day-to-day management of the Company. The Management Board performs the functions established by the Charter of OAO RAO "UES of Russia" and acts pursuant to the Regulation on the Management Board of OAO RAO "UES of Russia" approved by the Company's shareholders at the AGM held 28 June 2002.
Under the Company's Charter, the Management Board of OAO RAO "UES of Russia" is responsible for managing day-to-day activities of the Company, developing and submitting for consideration by the Board of Directors the priority aspects of the Company's operations and the long-term implementation plans, as well as internal documents of an organizational and administrative nature.
During the reporting period, the Management Board held 247 meetings or took resolutions in lieu of a meeting, and considered over 1,500 items of business. The Management Board reviewed and took decisions on matters relating to the Company's activities: approved the Draft Programme of Actions to Improve the Reliability of the UES of Russia, the Investment Programme of OAO RAO "UES of Russia" for 2006 and until 2008, the Concept Paper on the RAO UES Technical Policy, and the restructuring plans for a number of WGCs, TGCs, regional energos, etc. The total amount of remuneration paid to the members of the Management Board of OAO RAO "UES of Russia" for FY2005 was RUB255,345 thousand.

GOVERNANCE SYSTEM

GOVERNANCE STRUCTURE AND POLICIES

The Corporate Center is primarily responsible for shaping the Company's overall development strategy, developing the standards and methods to be used by the Company and its SDCs' divisions, and perform the coordination and control functions.

The Reform Management Center is entrusted with the tasks of formulating and ensuring implementation of a common policy approach to restructuring of RAO UES entities, and the Company's participation in developing the model for a liberalized electricity market.

The Business Units of OAO RAO "UES of Russia" are given the tasks of improving the operating efficiency of the respective subsidiaries under their responsibility while sustaining and improving the reliable and uninterrupted power to all electricity and heat consumers, and ensuring that the SDC restructuring deadlines and plans are adhered to.

The Company's governance structure is based on the division principle as shown in the figure on the next page, which presents the makeup of the divisions – the Corporate Center, Reform Management Center, five Business Units, and shows which SDCs are controlled by each of the divisions.

The Governance at the SDCs is based on corporate methods designed to improve efficiency of the collective management bodies and ensure that the rights of all shareholders are protected and their interests are balanced in the course of the electricity reform. This goal is achieved by including representatives of the Company on the SDCs' management and control bodies – boards of directors and auditing commissions.

In 2005, RAO UES companies developed the corporate management methods in the following principal areas: developing the professional directors on the SDCs' boards of directors; increasing the number of independent directors on the SDCs' boards of directors; getting representatives of the Federal Antimonopoly Service of Russia to take part in board meetings at the WGCs and TGCs; creating advisory and working bodies (committees, task groups) under the boards of directors; regulation of the information policy.

The SDC management system is based on the provisions of the Charter of OAO RAO "UES of Russia" and is detailed in the Procedure for Interaction with Business Companies Whose Shares (Stakes) are Held by OAO RAO "UES of Russia". The restated Procedure was approved by the Board of Directors of the Company at its meeting held 21 April 2006.

PROPERTY MANAGEMENT

The property management system at OAO RAO "UES of Russia" is designed to ensure efficient use of the Company's assets and increase shareholder value.

As of December 31, 2005, OAO RAO "UES of Russia" owned the following property: shares in 421 joint-stock companies (compared to 221 at end-2004), stakes in four limited liability companies, power grid and dispatching facilities (those not transferred to OAO "UES FGC" and OAO "UES SO-CDA", respectively), and three power plants.

In 2005, OAO RAO "UES of Russia" held shares in 26 unrestructured regional energos, 49 AO-power plants, and shares in 213 joint-stock companies created in the course of electricity reform.

The changes in the property structure of OAO RAO "UES of Russia" that took place in 2005 were due to the following factors:

- establishment of OAO "WGC-1" and contribution to its authorized capital of the property of the Verkhnetagilskaya TPP and 100% minus one ordinary share in OAO "Permskaya TPP";
- establishment of OAO "WGC-2" and contribution to its authorized capital of: 51% shares in OAO "Stavropolskaya TPP"; 100% minus one ordinary share in OAO "Troitskaya TPP"; and 50% shares in OAO "Pskovskaya TPP";
- establishment of OAO "WGC-3" and contribution to its authorized capital of: 100% minus one ordinary share in OAO "Kharanorskaya TPP", 51% shares in OAO "Kostromskaya TPP", 51% shares in OAO "Pechorskaya TPP", 100% minus one ordinary share in OAO "Gusinoozerskaya TPP", 55.79% shares in OAO "Cherepetskaya TPP";
- 49% shares in OAO "Yuzhnouralskaya TPP" spun off from OAO "Chelyabenergo" were exchanged for additional shares in OAO "WGC-3" in the course of consolidation of WGC-3 subsidiaries;
- establishment of OAO "WGC-4" and contribution to its authorized capital of 100% minus one ordinary share in OAO "Berezovskaya TPP-1";
- establishment of OAO "WGC-6" and contribution to its authorized capital of: 100% minus one ordinary share in OAO "Ryazanskaya TPP"; 100% minus one ordinary share in OAO "Novocherkasskaya TPP"; 100% minus one ordinary share in OAO "Kirishskaya TPP", 100% minus one ordinary share in OAO "Krasnoyarskaya TPP-2";
- contribution of the following holdings to the authorized capital of OAO "HydroWGC": 83.31% shares in OAO "Volzhskaya HPP"; 84.11% shares in OAO "Zhigulevskaya HPP"; 78.91% shares in OAO "Neporozhny Sayano-Shushenskaya HPP"; 59.84% shares in OAO "Votkinskaya HPP"; 56.39% shares in OAO "Zeyskaya HPP"; 64.23% shares in OAO "Boguchanskaya HPP"; 23.55% shares in OAO "Bureyskaya HPP"; 88.15% shares in OAO "Zaramagskie HPPs"; 97.29% shares in "Zelenchukskie HPPs"; 59.26% shares in OAO "Sulakenergo"; 100% minus one share in OAO "Nizhegorodskaya HPP"; 100% minus one share in OAO "Saratovskaya HPP"; 100% minus one share in "Cascade of Vekhnevolzhsky HPPs"; 100% minus one share in OAO "Kamskaya HPP", 100% minus one share in OAO "Volga Hydropower Cascade Management Company" (which changed its name to OAO "HydroWGC Management Company");

COMPANY'S GOVERNANCE STRUCTURE

GENERAL MEETING OF SHAREHOLDERS ▷ BOARD OF DIRECTORS (Voloshin, A.S.) ▷ MANAGEMENT BOARD (Chubais, A.B.)

CORPORATE CENTER	REFORM MANAGEMENT CENTER	Business Unit 1	Business Unit 2	HYDROGENERATION Business Unit	NETWORKS Business Unit	SERVICES Business Unit
Urinson, Ya.M.	Udaltsov, Yu. A.	Chikunov, A. V.	Avetisyan, V. E.	Sinyugin, V. Yu.	Rappoport, A. N.	Voronin, V. P.
OAO "UES SO-CDA" Ayuev, B. I.	NP "ATS"	WGC № 3, 5, 6 TGC № 1, 2, 3, 4, 5, 8, 9, 14 Regional energos not restructured Regional Energy Retail Companies	WGC № 1, 2, 4 TGC № 6, 7, 10, 11, 12, 13 Regional energos not restructured Regional Energy Retail Companies	OAO "HydroWGC" AO-institutes Hydropower plants under construction AO-power plants	OAO "UES FGC" IDCs DCs ZAO "INTER RAO UES"	Scientific & Technical Centers AO-institutes Services companies Power plants under construction, AO-power plants not transferred to WGCs and TGCs

▷ establishment of OOO "Kashirskie Rodnichki Health Resort" and OAO "Energetik Boarding House", and contribution of the property of the respective branches of RAO "UES of Russia" to the newly established companies capital;

▷ acquisition of a 22.43% stake in OAO "Power Machines";

▷ sale of the Company's shareholdings in OAO "Energetik Hotel", ZAO "Fuel and Energy Investment and Development Agency", OAO "Moscow Central Depository", OAO "Sevzap-energotekhkomplekt", OAO "Moscow Industrial Bank", ZAO "Nizhegorodpromstroybank";

▷ sale of the Company's stake in OOO "Automotive Lighting";

▷ write-off, in accordance with established procedure, of the Company's stakes in OOO JV "RGN", OOO JV "Era", and the shareholding in OAO "SPK Energostroy".

The information on the stakes held by OAO RAO "UES of Russia and the percentages of voting shares in each SDC are provided in the Appendix.

OAO RAO "UES of Russia" manages its property (assets) in accordance with the requirements of the Russian law, the Charter of OAO RAO "UES of Russia", the Procedure for Interaction with Business Companies Whose Shares (Stakes) are Held by OAO RAO "UES of Russia, and some resolutions of the Company's Board of Directors. The property management system takes into account the peculiarities of each asset and its legal regime. viz. the management of core, services, non-core, and foreign assets.

Management of Core Assets

The core assets are the property, plant, and equipment owned by the Company and its SDCs and used in their core activities (generation, transmission, dispatching, distribution, and retailing (sales) of electricity and heat), and shares in the entities engaged in such activities.

The most important event in 2005 relating to the Company's core assets was the consolidation of WGCs and TGCs' subsidiaries.

Based on the asset valuation conducted by independent appraisers, the share exchange ratios were determined for the purposes of consolidation of all six thermal WGCs and six TGCs (TGC-2, TGC-4, TGC-5, TGC-6, TGC-8, TGC-9).

In addition, in 2005 appraisers conducted the valuation of shares of OAO "HydroWGC" for the purpose of an additional share issue, and shares of OAO "Taymyrenergo" for the purpose of sale. The decision by the Board of Directors of OAO RAO "UES of Russia" to approve the sale of OAO "Taymyrenergo" was due to the fact that the energy company is located in an isolated


УРАЛ -175 559 757 49.99 +2 +7
ТЮМЕНЬ -190 -37 -52
СРЕДНЯЯ ВОЛГА 361 -2956 -2920 49.99 +7 +6
ЦЕНТР 387 -779 -971 49.99 +5 +4
ЮГ -469 1362 1165 49.99 +15 +16
СЕВЕРО-ЗАПАД 7 -31 135 49.99 +3 +2
45 -1845 -1834
КАЗАХСТАН 54 -322 -322
КАЗАХСТАН -2 -168 -172 50.00
-90 -380 -380 50.00 +3
25 650 650 50.00
-58 234 227
-250 -203 -203 50.00
-68 47 47 50.00
49.97
3984 603
-717 10447
-305 11917
466 1470

MANAGEMENT BOARD OF RAO "UES OF RUSSIA"

GOZMAN, L.Ya. ZUBAKIN, V.A. UDALTSOV, Yu.A. SINYUGIN, Yu.A. AVETISYAN, V.E. RAPPOPORT, A.N. CHIKUNOV, A.V. DUBININ, S.K.

(from left to right)


ЗАП.
МИХАЙЛОВСКИЕ
ВОСТ.
БОРИНО
КАШИРСКАЯ ГРЭС
МИХАЙЛОВСКАЯ
ЕЛЕЦКАЯ
СТ. ОСКОЛ
НВ АЭС
ЛИСКИ

AYUEV, B.I. CHUBAIS, A.B. URINSON, Ya.M. VAYNZIKHER, B.F. DRACHEVSKY, L.V. TRAPEZNIKOV, A.V. SMIRNOV, P.S. VORONIN, V.P.

energy area and has a single consumer, Norilsk Nickel Mining and Metallurgical Company. As the latter was exploring the possibility of building its own generation facilities, this might lead to losses for OAO "Taymyrenergo". In 2006, arrangements were launched to sell the Taymyrenergo shares in an open auction.

Management of Service Assets

The services-related assets of RAO UES Group are the repair and services companies, i.e. enterprises primarily engaged in providing research and development services, repairs and maintenance of equipment and buildings used in the generation, transmission, dispatching, distribution, and retailing of electricity and heat. As a result of regional energos' restructuring in 2005, five operating repair companies (OAO "Specialized Design Bureau for Repair and Modernization", OAO "Mosenergosetstroy", OAO "Permenergoremont", OAO "Permenergospetsremont", OAO "Mosteplosetenergoremont") were set up and eight companies which received 100% shares in the repair companies spun off from regional energos (OAO "Yarenergoremont-Holding", OAO "ATP Yarenergo-Holding", OAO "Tver Energy Repair Company", OAO "Tomskenergoremont", OAO "Tomskelektro-setremont", OAO "Penza Energy Repair Company", OAO "Nizhny Novgorod Energy Repair Company", and OAO "Smolensk Energy Repair Company").

During the year, auctions were held to sell shares in the seven R&M companies established on the basis of regional energos' property (OAO "Orenburgenergostroyremont", OAO "PermGRESenergoremont", OAO "PermGRESelectroremont", OAO "Stavenergoremont", OAO "Saratovenergospetsremont", OAO "Engineering Center" (Orenburg), OAO "Energoremont", OAO "Severenergoremont"). The proceeds from the sale of these shares totalled about RUB50 million.

PROPERTY STRUCTURE OF OAO RAO "UES OF RUSSIA"*

Shares

- OAO "UES SO-CDA"
- TGCs (11)
- WGCs (7)
- OAO "UES FGC"
- Regional Energos (26)
- AO-power plants (49)
- Energy management companies (7)
- Regional Generation Companies (45)
- Regional Heat Generation Companies (3)
- Regional Management Companies (38)
- Regional Retail Companies (46)
- Interregional Distribution Companies (4)
- Transmission (trunk grid) companies (44)
- Distribution Companies (49)
- ZAO "INTER RAO UES"
- Construction, logistics and services companies (55)
- Scientific Research, Development and Design Companies (25)
- Banks (5)
- Insurance companies (2)
- OAO "Russian Communal Systems"
- OAO "Power Machines – ZTL, LMZ, Electrosila, Energomashexport"

Property

- Property of 2 power plants (Novosibirskaya HPP, Nizhnevartovskaya TPP) leased out to regional energos.
- The start-up complex of hydropower unit No. 2 at the Irganayskaya HPP leased out to OAO "Sulakenergo".
- Non-core property of the Sredneuralskaya TPP and Reftinskaya TPP not contributed to the authorized capital of OAO "WGC-5".
- Non-core property of the Verkhnetagilskaya TPP not contributed to the authorized capital of OAO "WGC-1".
- Part of power grid assets not transferred to the authorized capital of OAO "UES FGC".
- Dispatch facilities not transferred to OAO "UES SO-CDA".

*As at 31 December 2005

In order to increase the investment attractiveness of the repair companies put up for auctions after resolutions to that effect are taken by the SDCs' Boards, it is provided that a guaranteed amount of orders is to be maintained by the Holding Company's enterprises equal to 75% of the amount of contracts actually delivered during the previous 12 months.

Management of Non-Core Assets

Non-core assets are the non-current assets owned by the Company and its SDCs comprising the property, plant and equipment, and construction projects in progress not used in the companies' core and related business, and the shares, securities convertible into shares, units, and stakes held by the Company and its SDCs in the entities not engaged in the core and related activities.

In 2005, RAO UES companies continued the work to appraise and divest their non-core assets in line with the energy reform strategy. The Company put in place a new system for selling non-core assets, which allows a more precise procedure for decision-taking and expanding the range of options available for the sale of assets and will help make the process more open, competitive, and transparent.

During 2005, the Appraisal Committee under the Board of Directors of OAO RAO "UES of Russia" reviewed valuation reports for such major assets, as the stakes in OAO "Mikhailovskoe Resort", OOO "REN-TV Media-Holding", and the aircraft owned by OAO "Aviaenergo".

Management of Foreign Assets

In 2005, OAO RAO "UES of Russia" continued its efforts to improve the quality of management of the NIS energy assets, both previously acquired and leased.

As at 31 December 2005, OAO RAO "UES of Russia" and its SDCs controlled the following energy assets located abroad:

Republic of Moldova

▷ 51% stake in ZAO "Moldavskaya TPP" (installed capacity of 2,520 MW).

Georgia

▷ 75% stake in AO "AES Telasi", the distribution company based in Georgia's capital Tbilisi, which owns 0.4-110 kV networks and substations, and supplies electricity to 35% customers in Georgia;

▷ 100% stake in OOO "AES Mtkvari" (two power units at the Tbilisskaya TPP with an installed capacity of 300 MW each);

▷ 50% stake in OOO "AES Transenergy", the electricity marketer that has a quota to supply electricity to Turkey;

▷ rights to run AO "Khramesi" for a term of 25 years, beginning in 1999 (two hydroelectric power plants with an combined installed capacity of over 200 MW).

Armenia

▷ the property of the Sevan-Razdansky chain of seven HPPs with an aggregate of 550 MW of installed capacity;

▷ under a Fiduciary Management Contract, ZAO "INTER RAO UES" has the rights attached to 100% shares in Armenian NPP (installed capacity of 815 MW);

▷ fiduciary management of a 100% stake in ZAO "Armenian Electricity Grids", the country's distribution company which has 13 branches, owns 0.4-110 kV networks, and sells electricity to customers in Armenia and exports electricity to Georgia.

Kazakhstan

▷ 50% shares in OAO "Station Ekibastuzskaya TPP-2" with an installed capacity of 1,000 MW.

Tajikistan

▷ 14.29% shares in OAO "Sangtuda HPP-1" (under construction, design capacity of 670 MW).

The foreign assets management is based on the standards accepted at OAO RAO "UES of Russia" and targets to increase the shareholder value. In order to achieve that, the following steps are being taken: enhancing the quality of operations at the foreign energy facilities; ensuring collection of electricity payments in cash from all customers; parallel operation of the CIS countries' energy systems with the UES of Russia; expansion of electricity exports from Russia to foreign countries, and entry into new energy markets.

HUMAN RESOURCE MANAGEMENT

OAO RAO "UES of Russia" had 1,472 employees in 2005, a reduction of 377 compared to 2004. This was due to the reductions in the administrative staff and branch personnel at RP "Energotekhnadzor", and the liquidation of branches engaged in non-core operations.

One of the tasks being addressed in the course of the electricity reform within the framework of the Programme of Actions to Improve Reliability of the UES of Russia is the creation of a comprehensive and systematic approach to HR policy in the industry. This primarily concerns personnel education, training, and advanced training. One of the key events in HR management that took place in 2005 was the decision taken by the Board of Directors of RAO "UES of Russia" to found the Corporate Energy University, an institutional entity designed to ensure continuity in personnel training in the post-reform period and sustaining its quality upon completion of the sector reform. The university was founded on the basis of Non-profit Partnership "Corporate Training and Scientific Center of the Unified Energy System" and the state-owned and corporate educational institutions which work using a common methodology. In 2005, a Standard was adopted for organizing professional training, advanced and further training of the energy sector personnel, which sets out the requirements to training of all staff categories.

Last year also saw significant changes in the HR management at RAO UES Holding Company's entities. The Holding Company's strategic goal in terms of HR management is to create human and social capital ("credibility capital") and turning it into a competitive advantage for the newly established energy companies.

The average number of employees at the Holding Company in 2005 amounted to 461,200 persons, 452,100 of which were production personnel. In 2004, the respective figures were 496,300 and 483,600.

AVERAGE NUMBER OF EMPLOYEES AT OAO RAO "UES OF RUSSIA"


persons
3,500
3,000
2,500
2,000
1,500
1,000
3,157
2,733
2003
1,849
1,450
2004
1,472
1,176
2005
total personnel
production personnel

AVERAGE NUMBER OF EMPLOYEES AT RAO UES HOLDING COMPANY


persons
600,000
550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
577,637
556,301
2003
496,327
483,636
2004
461,209
452,111
2005

DEVELOPMENT OF NON-GOVERNMENTAL PENSION PROGRAMMES AT THE HOLDING COMPANY'S SDCs


366
213
332
190
117
86
400
300
200
100
0
2004
2005
as at 31 March 2006
number of programmes
number ('000 people)

The primary factors affecting the staff numbers at the Holding Company in 2005 were:

▷ personnel reductions as a result of divestment by the SDCs of their services-related and non-core businesses;

▷ transfer by the SDCs of their social facilities to municipalities;

▷ transfer of ownership of municipal-owned communal and distribution electricity grids to some of the Company's subsidiaries and commissioning of new generating capacity.

In 2005, 38.4% of the production personnel at RAO UES entities received training under the Company's advanced and further training programme. The key goal pursued in the process was providing them with the knowledge and skills needed to ensure reliable, safe, and efficient operation of energy enterprises.

The well-coordinated policy and consolidation of employers at RAO UES entities within the All-Russian Branch Association of Employers of Electric Power Industry ("RaEl Association") made it possible to create a set of procedures that fully takes into account the interests of both employers and employees in the reform process.

Another important activity in this area in 2005 was the implementation of the Strategy for Non-government Pension Coverage for the Holding Company's employees. The Strategy seeks to create a long-term non-government pension insurance system using a uniform approach, ensuring an adequate living standard for the Holding Company's employees after retirement, and effective handling of HR issues relating to hiring experienced personnel and incentivizing energy companies' employees.

KEY PERFORMANCE INDICATORS AND BUSINESS PLANNING

In 2004, the Holding Company developed a system for managing the Parent Company and its SDCs based on the key performance indicators (KPIs).

In 2005, the KPI system helped maintain manageability during the restructuring period and increase efficiency of subsidiaries and dependent companies.

The set of KPIs, the procedure for setting KPIs both for SDCs and departments of the Corporate Center, Reform Management Center, and Business Units, control of the KPIs are governed by the Standard of OAO RAO "UES of Russia".

The principles underpinning the KPI system for Business Units and businesses reporting to them are as follows:

▷ **Limited number of KPIs:** the number of KPIs for each SDC or BU is limited to eight, which helps set clear objectives and targets and identify management priorities for the year;

▷ **Balanced approach:** KPIs are the metrics used to assess operational, financial and business performance and efficiency of energy companies, their technological integrity, and the reform progress;

▷ **Comparability:** in order to maintain competition among Business Units and SDCs, at least one indicator should be universal in terms of content but have different values for different SDCs and BUs;

▷ **Individualized approach:** KPI values are set specifically for, and within the context of, each SDC or BU;

▷ **Motivation:** the existing KPI system underlies the incentive schemes for energy companies' employees and managers.

The actual performance measured against the KPIs is linked to the personnel incentives system, which applies also to the SDCs' directors general. On 16 June 2005, the Board of Directors of OAO RAO "UES of Russia" approved

KPI SYSTEM AT RAO "UES OF RUSSIA"


ROE for RAO UES Holding Company
For members of RAO UES Management Board
Holding Company's quick ratio
Average weighted ROE for SDCs within officer's area of responsibility
For Business Units of OAO RAO "UES of Russia"
Number of SDCs with unsatisfactory quick ratio
ROE for SDCs (annual)
For SDCs of RAO "UES of Russia"
SDCs' quick ratio (quarterly)
Corporate Center departments
Corporate Center's Directorate for organization and methodology of competitive procurement and standardization
Economic Planning Department
Business Planning Department
Financial Policy Department
Treasury and Liquidity Management Department
Ownership Regulation Department

the principles underpinning the Financial Incentives System for directors general of companies established in the course of restructuring as well as of other SDCs of the Group.

In 2005, the universal indicator applied to all businesses of the Group, ROTA (Return on Total Sales, i.e. profit before tax as a percentage of the total assets), was replaced by ROE (Return on Equity, i.e. net profit as a percentage of equity). The reason behind this is that ROTA is a measure of improvements in a company's profitability and balance sheet structure; however, in 2005, the priorities changed because some non-core or illiquid assets were either spun off or written off, in particular, in the course of regional energos' restructuring. As for ROE, which is an indicator describing the return on capital (equity) employed, it is aimed at maximizing distributable profit, rather than reduction of a company's assets. This indicator is an incentive for the company either to reinvest profits with a view to creating future value or to pay dividends to shareholders because inefficient investment of profits increases the company's equity and decreases its ROE.

The following features were typical of the KPI system used in 2005:

- a group of universal indicators applicable to all SDCs of RAO "UES of Russia" and a group of indicators taking into account the restructuring progress to date and modalities of SDC business;
- more emphasis on the companies' financial-stability as measured against quarterly KPIs, i.e. quick liquidity ratio and equity ratio.

In 2005, the Management Board of OAO RAO "UES of Russia" extended the list of KPIs for 2006 by including indicators measuring emergency or failure probability such as "trends in technological failures (incidents)", "failure to obtain or revocation of winter readiness certificates", in addition to the indicators measuring actual failures (emergencies) in energy companies' operations. Thus, the key objective of the 2006 KPI system is encouraging the subsidiaries' management to significantly improve the integrity, financial performance, and to prompt completion of the restructuring process. Any specific action plans to accomplish objectives set for the SDCs' management and expressed as KPIs are incorporated into the companies' business plans.

OUTLINE FLOWCHART OF BUSINESS PLAN AT ENERGY COMPANIES OF RAO "UES OF RUSSIA"

Contents:	Functions:
key and estimated performance indicators	efficiency planning and control
power balance production programme fuel inventories and consumption repair programme	operational production planning and analysis
sales programme tariffs, revenues expenditure estimates meeting KPI targets (cost management programme)	planning and factor analysis of operating results
profit and loss targets expenditure financed by profit cash flow	operational financial planning and analysis
investment programme	investment planning and analysis
forecast balance	financial position planning and analysis

The fundamental principles of business planning at SDCs of RAO "UES of Russia" are:

▷ business plans are an essential tool for achieving target KPIs;

▷ business planning is implemented at all SDCs of RAO "UES of Russia";

▷ SDC management arranges the business planning process at its own discretion and is accountable for business plan development and implementation;

▷ business plans and reports are subject to approval by the SDCs' boards of directors;

▷ business planning formats and rules should remain unchanged during the year.

The Business Planning Standard was revised and approved by the Management Board of OAO RAO "UES of Russia" in 2005 to take into account the commencement of full-scale operations of inter-regional companies and to provide for preparation of consolidated business plans and performance reports. Furthermore, the revised Business Planning Standard emphasizes the necessity to strengthen business plan focus on reliability. For this purpose, additional indicators have been introduced to the business plan format:

▷ repair and maintenance costs per unit;

▷ repair and maintenance costs as a percentage of cost of goods (services) sold;

▷ FA depreciation ratio;

▷ FA renovation ratio;

▷ share of equipment with expired economic life.

The investment part of the SDC business plan indicates, for each equipment category, a range of energy facilities providing the enhanced integrity (generation, grid facilities, and other power equipment). The Repair and Maintenance Section of energy companies' business plans was also expanded considerably. The revised Standard provides for more active involvement of technical divisions in the business planning process and for a procedure of business plan approval by SDCs' chief engineers. The SDC business plans may be adjusted to a limited extent only, which increases the responsibility of the SDCs and BUs of the Company for business planning quality.

One of the essential routine management tools used by OAO RAO "UES of Russia" to run energy subsidiaries is cost management. The principal KPIs here are Operating Costs Limit, which is used to monitor trends in costs of generation companies and regional energos not yet restructured, and Energy Loss Rate for grid companies. Furthermore, the business plans are to include a section "List of Measures to Meet KPIs" to be developed by the SDCs' managers at their discretion to achieve target KPIs. Basically, this is a SDC cost management programme for the planned period.

One of the most important tools ensuring reasonable costing and cost reduction at energy companies is improvement of the procurement system. The comprehensive system of regulated procurement and procurement management established in the Holding Company is aimed at the maximum possible use of bidding and other competitive procedures, as well as at increasing their transparency. In 2005, the number of competitive bidding events increased by 24% over 2004 with the share of open bidding doubling to 77%. The e-commerce system, B2B-Energo (www.b2b-energo.ru), is used to increase transparency and efficiency of the procurement process in the sector.

Establishment of an efficient corporate governance system using the KPIs and modern business planning techniques has significantly contributed the positive financial and business performance of the Holding Company in 2005.

DIVIDEND POLICY

In 2005, in the context of the electricity industry reform, OAO RAO "UES of Russia" ensured observance of the interests of shareholders of the Company, its SDCs with respect to dividend payments.

The Company pursues its dividend policy with respect to the Parent Company and its SDCs according to the Dividend Policy Principles approved by the Board of Directors of OAO RAO "UES of Russia".

In 2005, OAO RAO "UES of Russia" allocated a total of RUB2,757 million for payment of dividends to shareholders in respect of 2004, up RUB358 million on the amount of dividends paid for 2003. Of that amount, RUB1,294 million was paid to the state, and RUB1,463 to the minority shareholders of OAO RAO "UES of Russia". In 2004, the dividend payments to the Company's shareholders totalled RUB2,399 million, of which RUB1,099 was paid to the state and RUB1,300 to the minority shareholders.

On 25 March 2005, the Board of Directors of OAO RAO "UES of Russia" approved the revised Dividend Policy Principles for SDCs of OAO RAO "UES of Russia". The Principles take into account certain regulatory changes, the requirement for the SDCs to pay interim dividends, and alignment of the dividend burden among the SDCs with and without preferred shares.

Simultaneously, the revised Principles for the companies engaged in the core business (regional energos, AO-power plants, WGCs, TGCs, OAO "UES FGC", OAO "UES SO-CDA"), the Board of Directors of OAO RAO "UES of Russia" approved the dividend policy with regard to the repair and maintenance and energy retail energy subsidiaries. The policy uses the same methodology as that of the core business companies, but takes into account the peculiarities of their business.

For the purpose of securing the interests of shareholders and minimizing the financial burden on the unbundled energy companies during the first months of operation in 2005, OAO RAO "UES of Russia" continued to practice interim dividend payments. The Board of Directors of OAO RAO "UES of Russia" approved interim dividend payments in 2005 for those SDCs (WGCs, power plants, and RGCs) where dividend payments for 2005 could be affected due to the restructuring. The amount of interim dividends declared by the subsidiaries of RAO "UES of Russia" in 2005, including the taxes, totalled RUB4,380 million, which includes of RUB2,697 million of dividends payable on the shares owned by OAO RAO "UES of Russia". The total dividends paid by the SDCs in 2005 (including the dividends payable for 2004) made RUB10,118 million.

AMOUNT OF DIVIDENDS PAID BY OAO RAO "UES OF RUSSIA" (millions of RUB)

Dividends	Paid in 2003 (for 2002)	Paid in 2004 (for 2003)	Paid in 2005 (for 2004)
Total	**1,988**	**2,399**	**2,757**
including:			
Dividends on ordinary shares	1,383	1,925	2,294
Dividends on preferred shares	605	474	463

AMOUNT OF DIVIDENDS DECLARED BY THE SDCS OF RAO "UES OF RUSSIA" (millions of RUB)

Dividends	Paid in 2003	2004			2005		
	(for 2002)	Total	for 2003	for 2004*	Total	for 2004	for 2005*
Total	**6,019**	**11,781**	**5,909**	**5,872**	**10,118**	**5,738**	**4,380**
including:							
Dividends paid to OAO RAO "UES of Russia"	3,600	8,179	3,749	4,430	5,241	2,544	2,697

* Interim dividends

RUB5,872 million of interim dividends were declared in 2004, which normally would have been declared at AGMs of the Holding Company's SDCs and paid in 2005. Thus, the dividends declared by the SDCs of RAO "UES of Russia" in 2005 doubled to RUB11,610 million compared to 2004.


ohm's law: Current through a circuit is directly proportional to the voltage across the circuit and is inversely proportional to the resistance of the circuit
I=U/R

REFORMING THE COMPANY

IMPLEMENTATION OF REFORM PLANS

2005 was a year of large-scale efforts to restructure RAO UES Holding Company and develop market relationships in the electricity industry. In 2005, significant progress was achieved in the key aspects of the sector restructuring envisaged by the electricity reform plans approved by the Russian Government and the resolutions adopted by the Company's shareholders and Board of Directors aimed at:

- functional unbundling of regional energos;
- establishment of interregional and territorial generation, grid, and retail companies, and creation of the electricity (capacity) market infrastructure;
- development of the wholesale electricity (capacity) market.

In 2005, the Board of Directors of OAO RAO "UES of Russia" continued the review and approval of regional energos' restructuring plans. By the beginning of 2006, the Board approved the restructuring plans for 68 out of the 72 regional energos, including the plans to restructure the isolated energy companies operating in the Russian Far East.



FUNCTIONAL UNBUNDLING OF REGIONAL ENERGOS*

	Number of restructuring plans/companies
Total regional energo restructuring projects	72
Regional energo restructuring plans approved by RAO UES Board	68
including those approved in 2005:	16
Regional energo restructuring projects that reached the stage of state registration of the spin-off companies	55
including those registered in 2005:	50
Completed regional energo restructuring projects	47
including those registered in 2005:	46
New companies established as a result of regional energos' restructuring	230**

* As at 31 December 2005
** Taking into account the restructuring projects implemented according to the basic and non-basic scenarios

55 restructuring projects reached the stage of state registration of the newly-established companies, with the restructuring process fully completed at 47 regional energos. In 2006, the Board of Directors of the Company is expected to make decisions on the projects to restructure four regional energos: OAO "Magadanenergo", OAO "Kolymaenergo", OAO "Tyvaenergo", and OAO "Yantarenergo". The Board of Directors will take an individual approach to the restructuring of these companies.

2005 saw the launch of the process to integrate the generation companies spun off from the regional energos into the newly-established interregional and territorial generation companies. The Board of Directors of OAO RAO "UES of Russia" approved the parameters for completing the target structure for all thermal wholesale generation companies (WGCs) and six territorial generation companies: TGC-2, TGC-4, TGC-5, TGC-6, TGC-8, TGC-9.

The process was started in 2005 to create a transitional model for operation of interregional distribution companies (IDCs): the functions of CEOs of the reorganized distribution companies were transferred to the IDCs' management companies. Also, the Company commenced work to appraise the assets of the distribution companies for the purpose of contributing these assets to the authorized capital of the four IDCs being established.

Last year, the work to spin off the facilities relating to the Unified National Energy Grid (UNEG) run by OAO "UES FGC" was virtually completed. 44 regional transmission (trunk grid) companies were established in 2005, and steps were launched in 2006 to merge these companies with OAO "Center Interregional Transmission Company".

DEVELOPMENT OF MARKET RELATIONS IN THE ELECTRICITY INDUSTRY

One of the key objectives of the electricity reform is to create a competitive electricity (capacity) market in Russia. In this connection, the steps taken by the Government of the Russian Federation, the Board of Directors of OAO RAO "UES of Russia", and the infrastructure entities in the energy sector were aimed at improving the market models, introducing new and developing the existing electricity trading mechanisms.

On 1 May 2005, a competitive segment of wholesale electricity market was inaugurated in Siberia. This step was envisaged by Resolution of the Government of the Russian Federation. The rules for a transitional wholesale electricity market introduced in Siberia are largely the same as those used in the European part of Russia and in the Urals area. However, they take into account the generation mix in the Siberian energy area, where most electricity is produced by hydropower plants.

In addition, on 20 October 2005, new rules ("Balancing Market Rules") were introduced according to the Resolution of the Russian Government for the operation of the deviations segment of the wholesale electricity (capacity) market of the transitional period. The main principle of the balancing market is minimizing the amounts of electricity scheduled for generation and consumption in the deviations segment based on the price offers of suppliers and market participants with regulated consumption. The balancing market promotes an economically efficient load of the generating facilities and formation of market price signals for suppliers and buyers in the deviations segment, which in turn will move the deviations segment closer to a competitive model.

ESTABLISHMENT AND EVOLUTION OF GENERATION COMPANIES

Thermal WGCs

Wholesale generation companies (WGCs) are the companies being established on the basis of the power plants owned by OAO RAO "UES of Russia" and regional energos. The procedure for creation, and the composition of the WGCs were determined by resolutions of the Government of the Russian Federation. According to them, six WGCs are to be set up on the basis of thermal generating assets and one WGC on the basis of hydrogeneration assets, OAO "Federal Hydrogeneration Company" ("HydroWGC"). According to the resolutions of the Board of Directors of OAO RAO "UES of Russia", the thermal WGCs and the respective AO-power plants will ultimately be consolidated through merger of the power plants with and into the WGCs.

During 2005, the Board of Directors of OAO RAO "UES of Russia" approved the details for the establishment of all thermal WGCs: the terms and ratios for the exchange (conversion) of power plants' shares for (into) shares in the respective thermal WGCs. By 31 December 2005, all thermal WGCs had registered with the state authorities: OAO "WGC-1", OAO "WGC-2", OAO "WGC-3", OAO "WGC-4", OAO "WGC-5", and OAO "WGC-6".

HydroWGC

The establishment of OAO "HydroWGC" was a major milestone in the electricity sector restructuring in the Russian Federation. The target model for operation of OAO "HydroWGC" approved by the Board of Directors of RAO "UES of Russia" provides that a single operational company is to be created which will unite its branches (hydropower plants). In 2005, the following assets were contributed to the authorized capital of OAO "HydroWGC": shares in 15 hydropower plants and shares in OAO "Volga Hydropower Cascade Management Company" (which changed its name to OAO "HydroWGC Management Company").

Territorial Generation Companies

Territorial generation companies (TGCs) are the companies to be established as a result of interregional integration of regional energos' generating assets (regional generation companies, "RGCs"), except for the generating assets to be transferred to the WGCs or owned by the isolated regional energos. The principles for integration of the RGCs were set down in the Guidelines for Electricity Reform in the Russian Federation. The configuration (i.e. generating assets to be transferred to the respective TGCs) and the plans for the establishment of TGCs were approved by the Board of Directors of OAO RAO "UES of Russia". Ultimately, all TGCs are to be established as unified operational companies. The final stage of the process to establish TGCs as unified operational companies is, in most cases, the merger of RGCs with and into the respective TGC.

As of December 31, 2005, the Board of Directors of OAO RAO "UES of Russia" approved the projects for the establishment of all 14 TGCs: OAO "TGC-1", OAO "TGC-2", OAO "TGC-4", OAO "TGC-5", OAO "TGC-6", OAO "Volzhskaya TGC-7", OAO "Southern Generation Company TGC-8", OAO "TGC-9", OAO "TGC-10", OAO "TGC-11", OAO "TGC-12", OAO "TGC-13", OAO "TGC-14". The plan for OAO "TGC-7" was approved within the framework of the restructuring plan for the energy systems managed by OAO "Middle-Volga Interregional Management Energy Company". TGC-3 was to be established in accordance with the restructuring plan for OAO "Mosenergo". 13 out of the 14 TGCs have completed their registration with the state authorities, and five TGCs have already started operations. 12 TGCs are preparing the merger of the RGCs with and into the respective TGCs.

MAP OF TGC AREAS AND LOCATION OF WGC POWER PLANTS


TGC 1
TGC 2
TGC 3
TGC 4
TGC 5
TGC 6
TGC 7
TGC 8
TGC 9
TGC 10
TGC 11
TGC 12
TGC 13
NTEC

TERRITORIAL GENERATION COMPANIES (TGCs)

TGC-1
Kolskaya Generation Company
Karelenergogeneratsiya
Petersburg Generation Company
Apatitskaya CHPP
Murmanskaya CHPP

TGC-2
Tver Generation Company
Novgorod Generation Company
Kostroma Generation Company
Vologodskaya CHPP
Yaroslavl Energy Company
Arkhangelsk Generation Company

TGC-3
Mosenergo

TGC-4
Bryansk Generation Company
Kaluga Generation Company
Oryol Generation Company
Priokskaya Territorial Generation Company
Kursk Generation Company
Lipetsk Generation Company
Voronezh Generation Company
Ryazan Heat Supply Company
Tambov Generation Company
Heat Energy Company
Smolensk Generation Company

TGC-5
Mari Regional Generation Company
Udmurt Territorial Generation Company
Chuvash Generation Company
Vyatskaya Electricity and Heat Company

TGC-6
Ivanovo Generation Company
Vladimir Generation Company
Penza Generation Company
Nizhny Novgorod Generation Company
Mordovia Generation Company
Mordovia Heat Network Company

TGC-7
Orenburg Heat Generation Company
Generating assets of Samaraenergo, Saratovenergo and Ulyanovskenergo


TGC 14

TGC-8
Volzhskaya Generation Company
Dagestan Heat Generation Company
Stavropol Heat Generation Company
Astrakhan Regional Generation Company
Rostov Generation Company
in the future, Kubanenergo generating assets

TGC-9
Perm Generation Company
Sverdlovsk Generation Company
in the future, Komienergo generating assets

TGC-10
Tyumen Regional Generation Company
Chelyabinsk Generation Company
in the future, Kurganenergo's generating assets

TGC-11
Tomskenergo
Omsk Electricity Generation Company

TGC-12
in the future, Altayenergo and Kuzbassenergo's generating assets

TGC-13
Krasnoyarskaya Generatsiya
Khakas Generation Company
in the future, generating assets of Tyvaenergo

TGC-14
Buryatgeneratsiya
Chita Generation Company

FAR EAST ENERGY COMPANY (FEEC)
On the basis of generation assets of Amurenergo, Dalenergo, LuTEK, Khabarovskenergo, southern energy area of Yakutskenergo

NORILSK-TAYMYR ENERGY COMPANY (NTEC)
On the basis of generating assets of Taimyrenergo and OAO "MMC "Norilsk Nickel"

WHOLESALE GENERATION COMPANIES (WGCs)

Thermal WGCs:
○ **WGC-1** – Iriklinskaya TPP, Kashirskaya TPP-4, Nizhnevartovskaya TPP, Permskaya TPP, Urengoyskaya TPP, Verkhnetagilskaya TPP;

■ **WGC-2** – Pskovskaya TPP, Serovskaya TPP, Stavropolskaya TPP, Surgutskaya TPP-1, Troitskaya TPP;

△ **WGC-3** – Cherepetskaya TPP, Gusinoozerskaya TPP, Kharanorskaya TPP, Kostromskaya TPP, Pechorskaya TPP, Yuzhno-Uralskaya TPP;

☆ **WGC-4** – Berezovskaya TPP-1, Shaturskaya TPP-5, Smolenskaya TPP, Surgutskaya TPP-2, Yaivinskaya TPP;

◇ **WGC-5** – Konakovskaya TPP, Nevinnomysskaya TPP, Reftinskaya TPP, Sredne-Uralskaya TPP;

⬡ **WGC-6** – Cherepovetskaya TPP, Kirishskaya TPP, Krasnoyarskaya TPP-2, Novocherkasskaya TPP, Ryazanskaya TPP, GRES-24 ("TPP-24").

WGC based on hydropower plants:
☼ **OAO "HydroWGC"** – Akbashskaya HPP, Baksanskaya HPP, Bekanskaya HPP, Boguchanskaya HPP, Bureyskaya HPP, Cheboksarskaya HPP, Chirkeyskaya HPP, Chiryurtskaya HPP, Dzau HPP, Eshkakonskaya HPP, Ezminskaya HPP, Gergebilskaya HPP, Gizeldonskaya HPP, HPPs of Stavropolenergo, Irganayskaya HPP, Kamskaya HPP, Kora-Ursdonskaya HPP, Kubanskie HPPs Cascade, Malaya Akhtynskaya HPP, Malaya Kurushskaya HPP, MHPP-3 on Baksan-Malka Canal, Miatlinskaya HPP, Mukholskaya HPP, Nizhegorodskaya HPP, Nizhne-Cherekskie HPPs Cascade, Novosibirskaya HPP, Sadovaya HPP, Saratovskaya HPP, Sayano-Shushenskaya HPP, Sovetskaya HPP, Uchkulanskaya HPP, Verkhnevolzhskie HPPs Cascade, Volzhskaya HPP, Votkinskaya HPP, Zagorskaya PSPP, Zaramagskie HPPs, Zelenchukskie HPPs, Zeyskaya HPP, Zhigulevskaya HPP.

CONSOLIDATION OF TRANSMISSION ASSETS

For the purpose of administration of the Unified National Energy Grid (UNEG), OAO RAO "UES of Russia" established in 2002 a wholly-owned subsidiary, OAO "Federal Grid Company " (OAO "UES FGC"). The UNEG assets owned by OAO RAO "UES of Russia" were transferred to OAO "UES FGC". The consolidation of the transmission business within OAO "UES FGC" was due to the need to comply with the federal laws providing that all UNEG-related facilities must be operated by an entity responsible for running the UNEG.

Pursuant to the order of the Russian Government, the Russian Federal Property Fund ("RFPF") and OAO "UES FGC" established in February 2004 seven Interregional Transmission Companies (ITCs), with the FRPF holding 85% interest in each of such ITCs, and OAO "UES FGC" holding the remaining 15%. Subsequently, in order to streamline the restructuring of UNEG-related network assets, the Board of Directors of OAO RAO "UES of Russia" approved a common approach to the consolidation of the regional energos' transmission assets. According to these decisions, 44 transmission (trunk grid) companies were spun off from regional energos in 2005, and contractual arrangements were put in place to lease the UNEG-related facilities to Center ITC. In its turn, the latter sub-leased the UNEG facilities to OAO "UES FGC". With effect from 1 January 2006, OAO "UES FGC" has a transmission tariff for the UNEG, which takes into account the UNEG-related assets spun off from regional energos.

RESTRUCTURING OF DISTRIBUTION ASSETS

The basic restructuring plan provides that, as regional energos are reorganized and unbundled by function, they will retain, in most cases, their distribution grid assets and the respective regional energo's name. The Strategy of OAO RAO "UES of Russia" for 2003-2008 ("5+5") provides that the distribution companies (DCs) are to be consolidated into Interregional Distribution Companies (IDCs).

By end-2005, 50 DCs had been established on the basis of regional energos' distribution assets (including 4 in 2004 and 46 in 2005) and four IDCs (OAO "Center and North Caucasus IDC", OAO "Urals and Volga IDC", OAO "North-West IDC", and OAO "Siberia IDC").

In order to ensure a consistent approach to the management of distribution facilities and their reliable operation, the Board of Directors of OAO RAO "UES of Russia" decided to transfer the IDC shares to OAO "UES FGC" for fiduciary management.

CONSOLIDATION OF THE DISPATCHING SYSTEM

The dispatching of the UES of Russia is a hierarchical multi-level system, the core of which is OAO "UES System Operator-Central Dispatch Administration" (OAO "UES SO-CDA").

OAO "UES SO-CDA" was set up as a wholly owned subsidiary of OAO RAO "UES of Russia" on 17 June 2002 pursuant to the Resolution of the Russian Government.

According to the electricity reform concept, the Company determined the procedure for consolidating the dispatching assets. Such consolidation is to be effected in two stages:

- establishment of branches of OAO "UES SO-CDA" to which the regional energos have transferred the dispatching and control functions and leased out the property of the regional dispatch administrations (RDAs);
- acquisition of assets required for the RDA operation with the money received as payment for the System Operator's services.

As at end-2005, there were 57 RDAs (branches of OAO "UES SO-CDA") which assumed the dispatching and control functions in their respective territories. By now, OAO "UES SO-CDA" has purchased the greater part of the RDAs' property, which was initially leased by the System Operator. In 2006, work will be continued in that direction.

The focus will be on developing the dispatching centers and upgrading them to use the most advanced technologies. Special attention is given to the development of telecom systems, collection, processing and display of parameters of electricity regimes, development of data transmission and local computer networks.

RESTRUCTURING OF THE ENERGY RETAILING BUSINESS

An important constituent of the electricity reform is the demonopolization and development of competition in energy retailing. In the course of the functional unbundling, energy retail companies are spun off from regional energos. Their primary function is to sell electricity purchased on the wholesale electricity industry to ultimate customers.

In 2005, as a measure to increase the financial strength of the newly established energy retail companies, the Board of Directors of OAO RAO "UES of Russia" approved the transfer of energy retail companies' shares owned by OAO RAO "UES of Russia", for fiduciary management, to the TGCs according to their territorial configuration, for a term of one year. In addition, the Board of Directors of OAO RAO "UES of Russia" resolved that it would be possible to implement up to ten pilot projects to dispose of the energy retail companies' shares using a scenario different from the basic one. Nine pilot projects are currently underway, involving the auctioning of a stake in one energy retail company, and the transfer of shares for fiduciary management to WGCs and regional administrations.

Depending on the results of TGCs' fiduciary management of energy retail companies' shares (according to the basic restructuring plan) and the results of pilot projects, a systemic decision is expected to be taken in H2 2006 regarding the further strategy for the retailing business.

RESTRUCTURING OF REPAIR & MAINTENANCE AND SERVICES BUSINESSES

The Strategy of OAO RAO "UES of Russia" for 2003-2008 ("5+5") provides that independent repair and services entities are to be created in the target industry structure.

The key objective in reforming the repair and services business is to increase efficiency of the core activities at companies to be established as a result of the reform by rationalizing the use of funds for repairs of equipment, power plant facilities and networks, by creating independent players of the R&M services market, and developing competition in that area. The market for repair services is to be created by unbundling the repair and maintenance businesses from regional energos and AO-power plants, which will be followed by reducing the level of affiliation of repair companies with respect to regional energos, AO-power plants, and OAO RAO "UES of Russia", except for the companies providing monopoly repair and maintenance services.

By end-2005, 138 repair companies spun off from regional energos had completed their registration with the state authorities.

RESTRUCTURING PLANS FOR THE FUTURE

In 2006-2007, OAO RAO "UES of Russia" expects to carry out a package of measures to further reform the electricity sector, as provided by the resolutions of the Russian Government and the laws on the electricity reform.

WGCs and TGCs

In 2006, all thermal WGCs will be finally established as unified operational companies. In 2006-2008, the thermal WGCs are expected to issue additional shares in order to raise funds needed to build new and modernize the existing generating capacity.

In addition, in 2006 a decision is to be taken on the additional share issue of OAO "HydroWGC" in favour of the government. Under the applicable laws, the Russian Federation is to hold at least 50%+1 share in OAO "HydroWGC" after OAO RAO "UES of Russia" is reorganized.

In 2006-H1 – 2007, all TGCs are expected to complete their establishment in accordance with their target models. The time when these processes are completed will depend on the time when the last regional energos are restructured.

The WGCs and TGCs intend to raise additional funds needed for capacity expansion in different ways, including issuance of additional shares. As a result of the additional share issues, the stakes held by OAO RAO "UES of Russia" in TGCs and WGCs will be at least 25%+1 voting share during the period until the reorganization of RAO "UES of Russia" is completed, and the target sector structure is finally established.

The funds raised through issuance of additional shares in WGCs and TGCs are expected to be used, as a matter of first priority, to implement the most important investment projects to build new generating facilities, modernize the existing equipment, and introduce advanced technologies.

Additional shares in the "pilot" WGCs and TGCs may be floated on the Russian and foreign stock markets as early as in 2006-2007.

Consolidation of Transmission Assets

In 2006 and 2007, as provided by the resolutions of the management bodies of OAO RAO "UES of Russia" and OAO "UES FGC", it is planned to conduct appraisal of the fair market value of shares in transmission (trunk grid) companies for the purpose of contributing those shares to OAO "UES FGC". 2007 is expected to see the completion of the transmission companies' merger with and into "Center ITC".

Restructuring of Distribution Assets

In 2007, consolidation of the distribution assets is expected to be completed by contributing the DCs' shares as payment for additional shares in IDCs. By end-2006, additional share issues are to be registered with the FSFM of Russia. The Government will take a strategic decision on the disposal of shares in the DCs after the establishment of the sector's target structure is completed.

Restructuring of the Energy Retailing Business

In H2 2006, a systemic decision is to be made regarding the further strategy for retailing business. The key criteria that will be used in the decision-making process will be the TGCs' results achieved in the fiduciary management of energy retail companies' shares, and the results of the "pilot" projects.

Reforming the Electricity (Capacity) Market

In 2006, a new model of the transitional wholesale electricity (capacity) market is planned to be adopted. The new model will use a system of bilateral regulated contracts. These contracts, the amounts of electricity purchased/sold under which are expected to decline in the course of time, will be introduced to ensure a gradual transition to a fully competitive wholesale market for electricity.

Work will be continued in 2006 to prepare for the launch of a competitive market for capacity. In 2006, capacity will be traded on the wholesale market only under regulated contracts, but beginning in 2007, there will be a decline in the amount of capacity sold by suppliers under regulated contracts. The capacity not sold under regulated contracts will be traded by selecting price offers to supply capacity on the competitive capacity market. The capacity trading based on a competitive process will create incentives for investments in modernizing the existing generating facilities and construction of new generation projects.

It is planned that a market for systemic services will be launched in 2006. The systemic market will create mechanisms needed to provide competitive services relating to maintaining reliability of the Unified Energy System.

2006 will also see the introduction of the Rules for the operation of retail electricity markets for the transitional period of the electricity reform. These Rules will define the functions and status of the Guarantee Supplier, the rules for their activities on retail markets, determine the details of pricing and participation of electricity sellers, set out the procedure for making contracts to provide electricity transportation services.

Restructuring of OAO RAO "UES of Russia"

The current results and implementation of measures envisaged by the electricity reform plans have made it possible to start considering the matters relating to the reorganization of the Parent Company, OAO RAO "UES of Russia". The Company's restructuring is expected to start with the spin-off from OAO RAO "UES of Russia" of several thermal generation companies. Simultaneously with the spin-off process, steps will be taken to assist these companies in attracting investments. It is expected that the reorganization of OAO RAO "UES of Russia" and spin-off of other companies making up the target sector structure will be completed by end-2008.

In the course of reorganization of OAO RAO "UES of Russia", shares in the newly established companies will be distributed pro rata among the Company's shareholders.


reliability law:
The probability of freedom from failures in a given period of time (t) is equal to:
P(t)=exp(-lt)



ENSURING RELIABLE WORK OF THE UES OF RUSSIA

OPERATION OF THE UES OF RUSSIA

In 2005, RAO UES enterprises ensured stable operation of the Unified Energy System of Russia, maintaining the standard AC frequency 100% of the time without outages, except for the blackout in the Moscow energy system in May 2005. The AC frequency in the UES of Russia, the energy systems of the CIS and Baltics was maintained within the range prescribed by the standard (50.00±0.05 Hz).

The annual peak load of the RAO UES power plants was recorded on 27 December 2005, with the AC frequency of 50.00 Hz and the outdoor temperature of −13.3°C (which was 0.1°C lower than the long-term annual average temperature and 4.9°C lower than in 2004). The peak load reached 137,400 MW, up 2% on the 2004 peak. The peak load reached by the power plants of the UES of Russia during the 2005/2006 autumn-winter period was on 23 January 2006 at 146,500 MW, an increase of 8.4% on the 2004 peak.





In 2005, the UES of Russia operated in parallel with the energy systems of Azerbaijan, Belarus, Georgia, Kazakhstan, Latvia, Lithuania, Moldova, Mongolia, Ukraine, and Estonia. Finland's energy system, which is part of NORDEL, the Nordic countries' energy pool, has an interconnection with the UES of Russia via the Vyborg conversion plant. Electricity from Russia's power grid was also supplied to selected areas of Norway and China. The energy systems of the Central Asia – Uzbekistan, Kyrgyzstan, and Tajikistan – operated in parallel with the UES of Russia via Kazakhstan's energy system.

In the course of restructuring of the operational dispatching system, the dispatching functions in the Volgograd and Astrakhan energy systems were transferred from the Center IDA, a branch of OAO "UES SO-CDA", to the South IDA, also a branch of OAO "UES SO-CDA". A system was streamlined and put in place to route dispatchers' orders of OAO "UES SO-CDA" and the Center IDC relating to generation capacity dispatching and routine switching at the 750 kV and 500 kV transmission lines carrying electricity from the Kalininskaya NPP and Konakovskaya TPP.

The East IES, and the Khabarovsk, Nizhny Novgorod, Samara, and Belgorod energy systems now have new dispatching centers. The establishment of the Komi RDA, a branch of OAO "UES SO-CDA", was completed, and OAO "Komienergo" transferred its dispatching functions to that RDA. Another branch of OAO "UES SO-CDA", North-West IDA, carried out modernization of its dispatching center.

TECHNICAL POLICY

The scientific and technological policy of RAO UES Holding Company is aimed at improving the reliability and stability of the UES of Russia, increasing its production efficiency, reducing costs, creating conditions for ongoing development of the Unified Energy System, and maintaining energy, production, and environmental security in the sector.

The key aspects of the Company's scientific and technological policy were formulated in the Concept of Technological Policy of OAO RAO "UES of Russia" which was approved by the Management Board of the Company on 11 April 2005. This document identified the most advanced technical solutions and parameters for power equipment which should be taken into account in the process of preparing investment programmes for the Holding Company's entities. The Concept is intended for use at thermal and hydro generation facilities, power grids, remote control, telecommunication, and emergency control systems, as well as facilities located in the isolated energy areas, and district heating cogeneration. The document specifies the requirements to and characteristics of equipment and technological solutions that are recommended for use, and provides a list of technologies and equipment which must not be used because of their inefficiency or obsolescence.

Thus, the development of cogeneration technologies must seek to increase efficiency of gas-fired turbine units (CCGTs) to 45% (60%), raise efficiency of coal dust-fired power units to 45%-47%, and modernize the environment conservation systems.

The Concept also stipulates the restrictions on the use of technologies in the thermal generation from the viewpoint of efficiency and reliability.

The development in the area of cogeneration should focus on ensuring the maximum possible load of the cogeneration turbines with respect to heat generation. For that purpose, heating pipelines should be laid to link CHPPs, large boiler plants, and the district heating mains into a combined heating system. An individual approach should be used to link peak and reserve boiler plants to cities' district heating systems.

The projects to repair, overhaul the existing and build new district heating networks should use durable pipes with high-efficiency thermal insulation.

Special attention should be given to control systems, which must be equipped to meet the most up-to-date requirements, and to the replacement, overhaul, and modernization of hydraulic turbines.

The recommendations of the Concept of the Technical Policy of OAO RAO "UES of Russia" to ensure broad use of combined-cycle technologies in the projects to modernize the existing and build new generation capacity were followed in 2005 at some of the Holding Company's power plants:

▷ the first CCGT unit of 450 MW was brought on line at the Kaliningradskaya CHPP-2;

▷ a combined-cycle gas turbine of 195 MW had a trial run at power unit No. 3 of the Dzerzhinskaya CHPP, Nizhny Novgorod Region;

▷ a new gas turbine unit was put into commercial operation at the Dorogobuzhskaya CHPP, Smolensk Region. The new GTU has an installed capacity of 12 MW of electricity generation and 26 Gcal/h of heat;

> OAO "Yakutskenergo" completed the first phase of the project to modernize the Yakutskaya TPP, replacing four obsolete power units of 25 MW with gas turbine units with a capacity of 45 MW. The modernization project increased the power plant's installed capacity from 240 MW to 320 MW of electricity generation and from 320 Gcal/h to 572 Gcal/h of heat generation;

> work is in progress at the CHPP-28 of OAO "Mosenergo" to install a MES-60 combined-cycle gas turbine, which will ensure higher fuel efficiency and environment protection by injecting steam into the gas turbine furnace;

> GTES "Ural 6000" was put into pilot operation at the Ivanovskaya CHPP-1 of OAO "Ivanovo Generation Company" as part of the project to modernize the plant;

> OAO "Mosenergo" launched a project to build power unit No. 3 of 450 MW at the CHPP-27, which will use a most advanced combined-cycle technology.

As a measure to further develop the Concept of Technical Policy of OAO RAO "UES of Russia", work was completed last year to develop Regulations on Technical Policy for OAO "UES FGC", OAO "UES SO-CDA", OAO "HydroWGC", and nearly all interregional generation and power grid companies.

In 2005, projects were continued at the Holding Company's energy installations to modernize boilers in order to improve their reliability and efficiency, reduce hazardous emissions, modernize the automatic control systems of power units to raise the quality of primary and secondary frequency regulation in the UES of Russia, and bring the automated electricity metering systems into conformity with the requirements imposed by NP "ATS".

As part of the modernization project at the Novocherkasskaya TPP, which part of OAO "WGC-6", the steam turbine and feed pump were replaced at the plant's 310 MW power unit. The new equipment will reduce the specific fuel consumption by 14%.

RELIABILITY IMPROVEMENT PROGRAMME

Blackout in the Moscow Energy System

At 20:57 hours on 24 May 2005, a transformer failure at the Chagino substation, which is part of the so-called Moscow Energy Ring, resulted in a complete shutdown of the substation and loss of power to the high-voltage transmission lines connected to it. In order to prevent overloads due to the outage, the Moscow RDA technicians reallocated the planned capacity balance and the grid regime for the Moscow energy system.

During the morning peak load on 25 May, there were outages at the high-voltage lines comprising the Southern electricity grids of Moscow, which caused a cascading outage in the transmission lines of the Moscow energy system. By 12:00 hours, power was lost to about 26% customers in the city of Moscow and the surrounding Moscow region, 87% customers in the Tula energy system, and 22% customers in the Kaluga energy system. Smaller outages occurred in the Ryazan and Smolensk energy systems.

At 11:00 hours on the same day, OAO RAO "UES of Russia" set up an Emergency Response Center to eliminate the blackout. The Center was headed by Anatoly Chubais, Chairman of the Management Board of OAO RAO "UES of Russia", and comprised representatives of OAO "UES FGC", OAO "UES SO-CDA", the Moscow-based energy companies, the Ministry of Emergencies of Russia, and the Moscow City Government.

In 2 hours 20 minutes, the cascading failure was stopped by the actions of the dispatching control staff and the work of the automatic protective devices. Immediately, repair teams started work to restore power to customers.

By 18:00 hours, power had been restored to all socially important facilities and vital infrastructure in the city of Moscow. At 21:00 hours, power was restored to the Moscow city transportation system.

Power had been fully restored to all customers by 16:00 on 26 May 2005.

On the same day, OAO RAO "UES of Russia" created a Special Commission to investigate into the causes of the blackout. The Commission's findings suggest that the blackout was caused by a combination of several factors, each of which alone would not have led to a blackout, especially such a massive one. The Commission noted that, in order to prevent such technological disruptions, a comprehensive set of measures is needed to improve the reliability of the entire UES.

Programme to Improve Reliability of the UES of Russia

On 24 June 2005, the Board of Directors of OAO RAO "UES of Russia" heard a report presented by Chairman of the Company's Management Board Anatoly Chubais on the results of the Commission's investigation into the causes of the blackout, and approved the guidelines for the Programme of Actions to Improve the Reliability of the UES of Russia proposed by the Commission.

The reliability improvement measures set down in the Programme became the basis for identifying the Company's strategic priorities and were used as a guidance for adjusting the deadlines and certain elements of the sector reform. Special importance is attached to the preparation and implementation of projects to modernize and re-equip the existing energy facilities, and to ensure that power grid facilities are built at a faster rate than generating facilities.

The following adjustments were made to certain elements of the electricity reform within the Holding Company and the deadlines for their implementation:

> consolidation of the power grid assets of the UES of Russia should be accelerated;

> it is necessary to pace up the creation of the vertical framework of the dispatching system;

> the process of divest of the R&M businesses spun off from the regional energos which provide repairs of power grids and generating facilities should be slowed down;

> it is advisable to review the criteria for including power grids in the Unified National Electricity Grid (UNEG): it should be possible to include 110 kV grids in the UNEG.

In order to increase responsibility for ensuring reliable operation of the UES of Russia, adjustments were made to some Key Performance Indicators for the Company's departments and Holding Company's energy enterprises.

Simultaneously, the technological management system was strengthened at all levels of RAO UES Holding Company. The Programme also includes additional measures to strengthen anti-terrorist protection of the vital facilities in the UES of Russia and a set of measures to raise the standard of professional and vocational training for dispatching and production personnel at all levels.

In light of the strategic importance of the Moscow region within the Unified Energy System of Russia, the Reliability Improvement Programme also focused on the project to develop the energy system in the city of Moscow and the surrounding Moscow Region. The Programme sets forth the measures to be taken to ensure reliable operation of the Moscow energy system, including the development and implementation of an emergency control system, construction of new and modernization of the existing energy facilities.

On 29 August 2005, the Management Board of the Company approved the Programme of Actions to Improve Reliability of the UES of Russia. The Programme development was commissioned by the Board of Directors of OAO RAO "UES of Russia" and is designed to further develop the guidelines that were presented by the Commission on investigation into the causes of the blackout in May 2005.

The Programme includes:

> organizational and technological measures intended to improve the current operational reliability and stability of the UES of Russia, including the following:

– identifying and debottlenecking the vulnerable energy areas and facilities which create a risk to the reliability of the UES of Russia;

– ensuring strict adherence to all resolutions relating to the blackout that were adopted and official orders that were issued;

– implementation of low-cost and fast-payback technologies and solutions designed to improve the repair and maintenance of the SDCs' energy facilities;

> strategic measures intended to ensure overall reliability of the UES of Russia, including the following:

– the programme to develop the UES of Russia should be worked out for a period of 25 years;

– customers should play a more pronounced role in ensuring reliability of the UES of Russia;

– the best practices in production and HR management should be implemented;

– an efficient system is to be put in place to provide maintenance of core machinery and auxiliary equipment at power plants and grids.

Out of the 37 priority measures envisaged by the Programme, 29 have been fully implemented:

> criteria have been developed for identifying energy systems requiring a specific approach to electricity and heat supply;

> the UES Reliability Headquarters has been established;

> the SDCs of RAO "UES of Russia" have organized Reliability Committees working under the SDCs' boards of directors;

> a project has been launched to draft the Development Programme for the UES of Russia until 2030; at the first stage, a Development Vision (Strategy) for the Electricity Industry until 2030 is to be formulated in 2006;

> the Standard "Rules for preventing and eliminating power failures in the electrical part of energy systems" has been developed and adopted;

> the draft Standard for organizing the activities of the Chief Engineer's Service of RAO UES energy companies;

> the Standard for organizing the technical controlling system in the Holding Company have been adopted;

> pilot projects have been implemented to create quality management systems at OAO "Moscow Regional Electricity Distribution Company";

> licensing has been introduced for electricity sales, with a mandatory certification of electricity in the general-purpose power grids;

> agreements have been signed between OAO RAO "UES of Russia" and the Ministry of Emergencies of Russia, and among OAO RAO "UES of Russia", OAO "UES SO-CDA", OAO "UES FGC", and OAO "Russian Railways", on the interaction and coordination of information exchange for the purpose of preventing and liquidating emergencies,

> research has been carried out on improving the energy system reliability of the UES of Russia.

In order to identify and eliminate the risks of failures in energy systems, energy equipment, power plants, and grids, inspections were carried out in 2005 to test power plants' survivability, the state of the 110-500 kV switching equipment and DC circuits. Based on their findings, and the results of analysis of technological violations, the Company worked out a set of measures designed to improve reliability. These measures were included in the energy companies' repair and modernization programmes for 2006.

In 2005, RAO UES energy companies carried out repairs on generators with a combined capacity of 33,400 MW; power boilers with a total steam capacity of 130,600 mt/h; hot-water boilers with a total heat capacity of 7,300 Gcal/h; 528.7 km of district heating pipelines were replaced.

Inspections were carried out at energy facilities to check compliance with the regulatory requirements and manufacturers' instructions when operating the primary equipment at power plants, substations, power grids, and energy systems. In case of violations, the necessary measures were taken; their results were controlled in the course of 2005-2006 autumn/winter preparedness checks.

As a result of the repairs in accordance with the programme, the winter preparations at the Holding Company's energy facilities were completed in due time. All energy companies obtained 2005-2006 winter readiness certificates, except for OAO "Kubanenergo", which failed to meet the deadlines for compliance with the Regulation on assessing the preparedness of electricity and heat suppliers for the autumn-winter period. In December 2005, after these problems were remedied, OAO "Kubanenergo" received its winter preparedness certificate.

The cold spell in December 2005 and January 2006 across the country caused a significant increase in electricity and heat use, putting extra pressure on the energy system. The extremely cold weather throughout Russia lasted into the first half of February 2006.

Energy consumption during the period exceeded the peaks recorded in the prior years in the following energy systems: Moscow, Tyumen, Leningrad, Kuban, Vologda, Belgorod, Khakassia, Tyva, Karelia, Dagestan, Kaluga, Kaliningrad, Astrakhan, and Ingush energy systems.

The energy companies' efforts to ensure reliable operation of the energy systems and uninterrupted power to customers were organized and coordinated by the UES Reliability Headquarters, and Emergency Response Centers in the Moscow energy system, the energy system of St.-Petersburg and the Leningrad Region, and local emergency response centers which interacted with the regional administrations and the Ministry of Emergencies of Russian.

The measures taken ensured reliable operation of the regional energy systems and uninterrupted power to consumers during the spell of extremely cold weather.

INVESTMENT PROSPECTS

According to the estimates by OAO RAO "UES of Russia" and OAO "UES SO-CDA", in order to ensure reliable and uninterrupted power and meet the growing demand from industrial and household customers, and to balance capacity in the UES of Russia, over 20,000 MW of generating capacity is to be brought on line by 2011. This will require a threefold increase in capital investments in the construction of thermal and hydro generation capacity.

However, in light of the investment programmes and financing possibilities available to the Holding Company's entities, as well as the funds that may come from the federal government, the deficit of investments is estimated at more than RUB160 billion annually.

OAO RAO "UES of Russia" has produced a set of measures designed to attract investments in the energy sector and submitted it to the Russian Government.

In order to increase the energy companies' investment possibilities with equity and borrowed funds, the following work is being undertaken:

> the Government's tariff policy is to move from the "inflation minus" principle to a regulation based on the economically justified rate of return on the invested capital;

> stepwise liberalization of the wholesale and retail electricity markets (at least 15% annually) and transition to long-term bilateral contracts between suppliers and consumers;

> budget guarantees should be provided for loans and debt raised by energy companies;

> the regulators are to introduce a fee for connection to high-voltage and low-voltage lines, which should include an investment component.

The following mechanisms are expected to be used to attract private investment in the electricity sector:

Additional share issues of WGCs and TGCs.

The establishment of independent generation companies has made it possible to raise private capital through flotation of additional share issues on the stock market. Conditions are now in place for successful flotation of shares in thermal generation companies, which proved to be attractive for investors on the Russian stock market. Despite the natural fluctuations of their stock prices, these companies have a potential for long-term growth.

In 2006-2008 and beyond, the companies' additional share issues are expected to be offered to Russian and foreign investors. The shares may be sold through public offerings or private placements on a competitive basis. The generation companies will use the proceeds from the share issues to implement capacity expansion projects. It is planned to bring on line over 7,200 MW of generating capacity by 2011.

In 2006, OAO RAO "UES of Russia" has been carrying out preparations to ensure a successful placement of such additional shares:

> a list of generation companies has been made where additional shares should be issued as a matter of priority. The list includes the following companies: WGC-3, WGC-4, WGC-5, TGC-1, TGC-3, TGC-5, TGC-8, TGC-9, and TGC-10. Proposals for the financing of investment projects with the proceeds of additional share issues have been presented by most of RAO UES generation companies;

> work is underway to prepare information memoranda and other materials required for the share issues, including preliminary feasibility studies for investment projects;

> consultations have been arranged with the potential strategic and portfolio investors to gauge the likely demand for the proposed share issues, and shape an optimum organizational structure and schedule for the share placements;

> in order to ensure effective interaction between the generation companies and the securities regulators, stock exchanges (i.e. obtaining listing) and the investment community, the companies expect to hire investment consultants – investment banks and financial companies.

Investment Guarantee Mechanism

The Government of the Russian Federation, in its Resolution No. 738 of 7 December 2005 "On the procedure for creation of sources of funds to pay for services aimed at building a technological capacity reserve and financing electricity generation projects in order to prevent electric capacity shortages", stated that the Investment Guarantee Mechanism (IGM) would be used to put into operation a total of 5,000 MW of capacity. These projects are to be prioritized by the Ministry of Industry and Energy of Russia. The long-term contract to be concluded between an investor and OAO "UES SO-CDA" would provide a guarantee that the invested funds would be returned and that the invested capital would begin to generate profit after the project is brought on line.

OAO RAO "UES of Russia" together with OAO "UES SO-CDA" produced and in March 2006 submitted to the Ministry of Industry and Energy of Russia a list of top priority generation projects with a combined capacity of 2,850 MW using the IGM. Project sites for the other 2,150 MW of capacity are expected to be approved in H2 2006, taking into account the results of additional analysis of Russia's forecast electricity balance.

PRIORITY GENERATION PROJECTS TO BE IMPLEMENTED USING INVESTMENT GUARANTEE MECHANISM

Energy system	Capacity, MW	Project site
Tyumen energy system, Northern energy district	200	Urengoiskaya TPP
Tyumen energy system, Tarko-Sale 500 kV substation site	600	Greenfield site
Tula energy system	400	Shchekinskaya TPP
Sverdlovskaya energy system, Serovsko-Bogoslovsky energy center	600	Serovskaya TPP
Kuzbas energy system, Southern energy district	600	Kuznetskaya CHPP
Tomsk energy system	450	Tomskaya CHPP-3
Total	**2,850**	

Now that the electricity reform has entered its final stage, private investors will be able to participate in local investment projects to build generation capacity. Simultaneously, generation companies are increasing grienfield construction and modernization of generating capacities. These projects are implemented with internally generated and borrowed funds. Local projects to build generating facilities could be financed with funds provided by private investors, and with WGCs/TGCs' equity and debt.

Investments from the Federal Budget are designed to Increase the Government's Stake in OAO "UES FGC", OAO "UES SO-CDA", and OAO RAO "UES of Russia"

Under the Russian law, some of the companies comprising the target wholesale electricity market, namely, OAO "UES FGC", OAO "UES SO-CDA", and OAO "HydroWGC", are to be controlled by the Government. This means that these companies may issue additional shares in favour of the state. The proceeds from such share issues could be allocated in full for investment.

In 2007-2009, the amount of funds that may be received from additional share issues by these companies is estimated at RUB204 billion. This will increase the government's stake in OAO "UES FGC" and OAO "UES SO-CDA" to 75%, and to 50% + 1 share in OAO "HydroWGC", and ensure that the necessary power projects are brought on line.



Joule-lenz law:

A conductor carrying a current generates heat at a rate proportional to the product of the resistance of the conductor, the square of the current and the time

$Q=I^2Rt$

PRODUCTION PERFORMANCE



GENERATION

At end-2005, the installed capacity of the Holding Company's power plants stood at 157,700 MW, an increase of 1,200 MW over 2004. The combined installed capacity of the power plants comprising the WGCs amounted to 72,800 MW (or 46.2% of the total capacity of the Holding Company's plants) and the capacity of TGCs' power plants was 50,800 MW, or 32.2% of the total.

The installed capacity growth was driven by the commissioning of new generating facilities at the Holding Company's TPPs and HPPs, including power unit 1 at the Kaliningradskaya CHPP-2 and another hydro power unit at the Bureyskaya HPP.

In 2005, electricity consumption in the Russian Federation totalled 939 billion kWh, which represents an increase of 1.6% compared to 2004 (or 1.9%, taking into account the fact that 2004 was a leap year). The increased electricity use was due to the economic growth in Russia, whose GDP in 2005 grew 6.4% compared to 2004.

The strongest electricity consumption growth was recorded in the energy systems of Urals and South of Russia, where energy use increased 2.4% and 2.3%, respectively, over 2004.

Electricity generation nationwide was 951,1 billion kWh, up 2.1% compared to 2004.



INSTALLED CAPACITY OF POWER PLANTS (thousand MW)

	2003	2004	2005
Total in the Russian Federation, of which	**216.0**	**216.6**	**219.0**
TPPs	148.1	148.4	149.2
HPPs	45.2	45.5	46.1
NPPs	22.7	22.7	23.7
including Holding Company	**156.4**	**156.5**	**157.7**
TPPs	121.7	121.5	122.4
HPPs	34.7	35.0	35.3

ELECTRICITY GENERATION (billion kWh)

	2003	2004	2005
Total in the Russian Federation, of which	**916.3**	**931.9**	**951.1**
TPPs	608.3	609.4	632.1
HPPs	157.7	177.8	169.7
NPPs	150.3	144.7	149.3
including Holding Company	**635.8**	**651.9**	**665.4**
TPPs	520.6	521.4	540.8
HPPs	115.2	130.5	124.6

HEAT GENERATION (million Gcal)

	2003	2004	2005
Total in the Russian Federation, of which	**1,447.9**	**1,434.4**	**1,432.5**
including Holding Company's enterprises	468.8	465.8	465.2

Electricity generation by the Holding Company's plants amounted to 665.4 billion kWh, which represents an increase of 2.1% over the 2004 level. The Holding Company accounts for 70% of the overall electricity generation in Russia, which is the same as in 2004. RAO UES thermal power plants generated 540.8 billion kWh in 2005, up 3.7% year-on-year. The output of the Holding Company's hydro power plants declined by 4.5% to 124.6 billion kWh, which was due to lower water inflow in the key river basins of the European part of Russia.

The heat output by the Holding Company's enterprises in 2005 amounted to 465.2 million Gcal, remaining unchanged compared to 2004. The Holding Company accounts for 32.5% of the heat produced in Russia, which is nearly the same as in 2004.

In 2005, the TGC plants produced 335.9 million Gcal of heat, or 72.2% of the total heat generated by the Holding Company's entities, while the WGC power plants generated 19.3 million Gcal of heat, or 4.1%.

ELECTRICITY GENERATION BY MAJOR THERMAL AND HYDRO POWER PLANTS OF RAO UES, 2003-2005 (million kWh)

Plant name	Installed capacity* (MW)	2003	2004	2005
TPPs				
Pechorskaya TPP	1,060	3,116.3	3,267.8	3,182.7
Gusinoozerskaya TPP	1,100	2,944.5	3,039.9	3,391.5
Krasnoyarskaya TPP-2	1,250	3,932.3	3,066.1	3,604.8
Troitskaya TPP	2,059	5,721.7	5,873.1	4,930.8
Primorskaya TPP	1,467	5,516.6	5,155.9	5,182.5
Kirishskaya TPP	2,100	3,907.2	5,445.5	6,028.0
Nevinnomysskaya TPP	1,210	5,880.5	5,627.8	6,039.8
Ryazanskaya TPP	2,650	6,657.2	6,564.8	6,537.1
Konakovskaya TPP	2,400	6,415.7	6,317.6	6,543.0
Berezovskaya TPP-1	1,440	7,558.4	6,197.2	6,674.9
Novocherkasskaya TPP	2,112	7,361.5	7,300.3	7,691.8
Stavropolskaya TPP	2,400	8,454.8	8,812.7	8,596.5
Kostromskaya TPP	3,600	12,438.8	11,955.5	11,987.2
Permskaya TPP	2,400	13,634.1	12,966.4	12,862.5
HPPs				
Bureyskaya HPP	1,005	541.3	1,984.1	2,901.7
Zeyskaya HPP	1,330	4,054.0	4,146.9	4,294.9
Saratovskaya HPP	1,360	5,864.2	6,225.8	5,942.3
Zhigulevskaya HPP	2,300	10,533.7	11,289.4	11,229.1
Volzhskaya HPP, city of Volzhsky	2,541	12,499.9	13,016.3	12,853.7
Sayano-Shushenskaya HPP	6,721	23,770.0	25,378.9	23,647.7

* As at 31 December 2005

In 2005, the power plants comprising the WGCs generated 302.3 billion kWh of electricity, or 45.4% of the total generation by the Holding Company's plants, while the power plants of the TGCs produced 230.7 billion kWh, or 34.7%.

The following large thermal power plants increased their generation compared to 2004: Krasnoyarskaya TPP-2 by 17.6%, Gusinoozerskaya TPP by 11.6%, Kirishskaya TPP by 10.7%, Berezovskaya TPP-1 by 7.7%, Nevinnomysskaya TPP by 7.3%, Novocherkasskaya TPP by 5.4%, and Konakovskaya TPP by 3.6%

FUEL SUPPLY

The power plants of the Holding Company met their targets for fuel stockpiling and ensured reliable fuel supply, which guaranteed their stable operation during the autumn/winter period and the 2005-2006 peak load.

As at 1 January 2006, the coal inventories throughout the Holding Company amounted to 14.6 million tonnes, and fuel oil inventories made 2.7 million tonnes, which exceeded the targets.

Throughout 2005, OAO "Gazprom" and independent producers (which account for 33% of the gas supply) ensured stable deliveries of natural gas to power plants, which had a positive effect on the stockpiling of other fuels by the beginning of the 2005-2006 autumn/winter period.

In 2005, the natural gas consumption at the Holding Company's entities grew 2.1% compared to 2004, including the 5% increase in gas consumption by the more fuel efficient power plants comprising the WGCs.

The coal supplies to RAO UES power plants in 2005 exceeded the level of 2004 by 6.8%, and the supplies of Russian coal increased by 9.9% yoy. The amounts of fuel oil procured shrunk by 10.2% compared to 2004.

In 2005, the prices of fuel supplied to RAO UES power plants rose 19.0% compared to 2004: gas prices increased by 21.4%, coal prices by 13.2%, and fuel oil prices by 26.0%. The domestic demand for fuel oil surged in H2 2005, when fuel inventories were stockpiled for the autumn-winter period. As a result, the fuel oil prices rose 1.9-fold compared to H1 2005.

FUEL MIX OF RAO UES POWER PLANTS, 2005


70.6%
25.9%
0.6%
2.9%
natural gas
coal
fuel oil
other fuels

As a measure to reduce its fuel costs, the Holding Company continued to pursue its practices of competitive and regulated procurement. For instance, nearly all energy companies procured fuel oil using a competitive process. The savings generated at the Holding Company in 2005 owing to competitive fuel procurement reached RUB1.5 billion.

The savings from utilizing the TPPs' thermal efficiency reserves, improving the electricity generation mix, and increasing the share of cogeneration, amounted to 556,000 tonnes of standard fuel.

In 2005, the Holding Company's power plants procured RUB276 billion worth of fuel, including RUB61 billion worth of coal, RUB17 billion worth of fuel oil, and RUB198 billion worth of gas.

Taking into account the repayment of previous years' debts and the contracts made with fuel suppliers (mostly coal suppliers) on a deferred payment basis, the fuel payments in 2005 totalled RUB277 billion, including RUB61 billion

FUEL MIX OF RAO UES POWER PLANTS, 2005

Fuel	Unit of measurement	Inventories as at beginning of period	Supplies	Consumption	Inventories as at end of period
Coal	'000 mt	14,117	104,857	104,359	14,556
Fuel oil	'000 mt	3,024	4,658	4,940	2,680
Natural gas	million m^3		142,624	142,624	

AVERAGE WEIGHTED PRICES OF FUELS SUPPLIED TO RAO UES POWER PLANTS*

	Unit of measurement	2004	2005	2005/2004, %
Coal	RUB/mt	581.8	658.7	113.2
Fuel oil	RUB/mt	2,983.2	3,758.6	126.0
Natural gas	RUB/'000 m3	1,143.6	1,388.4	121.4
Average	RUB/tsf	1,036.3	1,233.2	119.0

* Including VAT, freight, gas transportation

for coal, RUB16 billion for fuel oil, and RUB200 billion for gas. As at 1 January 2006, the Holding Company's debts owed for fuel amounted to RUB6 billion, a decrease of RUB1 billion or 14.7% compared to the level of 1 January 2005.

In late January and early February 2006, the extreme cold weather had an adverse effect on gas deliveries to the Holding Company's power plants. Amid the record low temperatures in the European part of the Russian Federation, OAO "Gazprom" cut its gas supplies by 12.5% effective 17 January 2006. At the same time, electricity consumption in the European part of Russia exceeded the target set by the Federal Tariff Service of Russia by 12.6%. The electricity generation by RAO UES thermal power plants rose by 16.9%, while the heat output increased by 22.0%. Gas deliveries to the power plants were restricted significantly in some areas of Russia: 51%-83% in the North-West, 48%-72% in the Middle Volga area, and 35%-80% in the Center of Russia.

In order to meet the increased electricity and heat demand, RAO UES power plants switched to alternative standby fuels (fuel oil and coal).

On average, the daily fuel oil consumption by the power plants located in the European part of Russia grew 12-fold in the second half of January 2006 compared to the targeted consumption level. The fuel oil consumption in January 2006 grew by 1.1 million tonnes. The fuel oil inventories, which in some cases declined below the allowable levels, had to be replenished amid surging fuel oil prices, which rose 2 to 5-fold.

The coal consumption in the European part of Russia in the second half of January 2006 rose 2.4 times compared to the targeted level, with the coal consumption in January 2006 exceeding the monthly target by 2.7 million tonnes.

The measures taken by OAO RAO "UES of Russia" and its energy companies enabled them to ensure reliable operation of the Holding Company's power plants despite the adverse weather conditions during the 2005/2006 winter; which was made possible owing to timely supplies of reserve fuels and replenishing required fuel inventories.


first law of thermodynamics:
The change in a system's internal energy is equal to the sum of heat transferred to the system and work done on the system
Q=DU+A

ELECTRICITY AND HEAT MARKETS

ELECTRICITY AND HEAT TARIFFS

In 2004-2005, a power tariff adjustment programme proposed by OAO RAO "UES of Russia" and approved by the Government of the Russian Federation became effective. The Programme provides for linking the tariff growth rates to projected inflation and other indicators. The inflation rate in 2004 was 11.7%; however, the electricity tariffs increased only by 11.4%.

The actual increase in electricity tariffs in 2005 was 9.6%, which is below the inflation rate. The actual inflation growth (10.9%) in 2005 outpaced the projected inflation rate (8.5%), which caused extra spending by energy companies of at least RUB11 billion.

In 2006, the electricity tariffs will continue to grow at a slower pace than inflation. Upon completion of the tariff adjustment process, the tariff growth rate set for 2006 is 7.5%, as compared to the projected inflation of 9.0%.



ELECTRICITY TARIFFS AND INFLATION DYNAMICS


%
140
120
100
142.3
128.5
126.4
117.1
111.7
110.9
109.0
120.2
118.6
115.1
112.0
111.4
109.6
107.5
2000
2001
2002
2003
2004
2005
2006
electricity tariff growth rate for the Holding Company's energy providers
inflation rate

ACTUAL ENERGY TARIFFS FOR PRINCIPAL CONSUMERS

Indicators	Unit of measurement	December tariff 2004	2005	December 2005/ December 2004
Electricity tariffs				
Average tariff for internal consumers	kopeck/kWh	84.62	92.79	109.6%
Tariffs for industrial and similar consumers with a connected load of over 750 kW	kopeck/kWh	83.35	90.11	108.1%
Tariffs for households (including VAT)	kopeck/kWh	82.28	97.64	118.7%
Heat tariffs				
Average tariff	RUB/Gcal	302.38	352.98	116.7%
Tariff for industrial consumers	RUB/Gcal	306.00	352.41	115.2%
Tariff for housing organizations	RUB/Gcal	300.27	367.76	122.5%

CHANGES IN PRICES (on 1998)



times
12
10
8
6
4
2
0
1.0
3.4
2.4
1.7
1.2
4.8
3.8
2.2
1.7
4.0
3.8
2.4
2.2
4.8
4.7
2.9
2.7
5.3
4.7
3.2
3.2
8.0
7.9
4.1
3.6
10.9
10.0
4.7
4.0
1998
1999
2000
2001
2002
2003
2004
2005
oil producer price index
fuel and power price index
manufacturers price index
price index for electricity and heat supplied by the Holding Company's energy providers

The actual growth of fuel prices in 2005 was above the projected rates, which also resulted in additional costs for energy companies. The Holding Company's energy businesses undertook cost-cutting measures relying on the tariff trend set by the Russian Government for a two-year period to use the cost savings achieved. However, in the process of tariff regulation for 2006, the threshold rates were reduced by RUB.039 per kWh, as compared to the ones initially provided by the two-year programme. This resulted in a RUB15 billion decline in revenues that the Holding Company's businesses could have received in 2006 owing to the cost savings achieved.

Adjustment of Retail Market Tariffs

By January 2005, the electricity and heat tariffs for end consumers were settled by the Holding Company's energy businesses, in full or in part, within the tariff thresholds set by the Federal Tariff Service of the Russian Federation. Upon completion of the regulation process, the average approved tariff for electricity supplied to end consumers went up 9.2%, while the heat tariffs increased 15.3%.

The actual average tariff resulting from electricity supply to end consumers amounted to 92.79 kopecks per kWh in 2005, which was an increase of 9.6% as compared to 2004. The actual heat tariff amounted to RUB352.98 per Gcal, 16.7% increase.

In 2005, the actual average tariffs for households turned out to be lower than the ones approved by Regional Energy Commissions due to the benefits that were granted to various categories of individuals without identifying the source for their coverage. The total electricity allowances to households in 2005 are estimated at RUB16.1 billion.

In 2005, the issue of cross subsidies (where tariffs for residential consumers are subsidized at the expense of industrial consumers) was not ultimately resolved. The amount of cross subsidies for 2005 calculated as the difference between the economically justified tariffs and the tariffs approved for the year totalled over RUB65 billion (excluding VAT).

WHOLESALE MARKET

Adjustment of Tariffs for the Wholesale Electricity Market

The tariffs set by the Federal Tariff Service for 2005 for the electric power (capacity) sold by the Holding Company's TPPs and HPPs on the wholesale market were 14.1% higher than the 2004 rates, with the TPP rates growing by 15.6%, and the HPP rates by 19.9%. The actual average tariff for the electricity sold by the Holding Company's federal power plants on the wholesale market was 46.92 kopecks per kWh (13.6% higher than in 2004), including for TPPs of 65.38 kopecks/kWh (a 12.5% increase), and for HPPs of 20.78 kopecks/kWh (a 20.8% increase).

The subscription fee for the organizational services provided by OAO RAO "UES of Russia" with respect to the operation and development of the UES of Russia was set by the Federal Tariff Service of Russia at RUB43.88 per thousand kWh. As compared to 2004, this means a 3% reduction, while the operating component of the subscription fee (including taxes) fell by 23%. The decrease in the operating component of the subscription fee was due to the reduction in the number of the central executive staff as part of OAO RAO "UES of Russia" restructuring. The investment component of the subscription fee went up 15%, which is consistent with the investment programme of OAO RAO "UES of Russia" for 2005 approved by the Government of the Russian Federation.

The tariffs of OAO "UES FGC" for transmission services via the Unified National Energy Grid were approved by the Federal Tariff Service of Russia for different regions of the Russian Federation on a case-by-case basis. The average transmission tariff is estimated at RUB44.90 per thousand kWh, which represents an 18% increase over 2004.

The Federal Tariff Service of Russia set the dispatching tariff for the services OAO "UES SO-CDA" provided to wholesale market participants at RUB11.90 per thousand kWh, an increase of 33% compared to 2004.

The aggregate amount of the tariff for services provided by sector infrastructure entities was RUB100.68 per thousand kWh in 2005, and its growth rate (9.1% over 2004) was below that of inflation.

Summary of Tariff Regulation in 2005

The tariff adjustments in 2005 demonstrated that the "inflation minus" approach to pricing did not allow to build up sufficient funds to ensure reliable power and adequate investments in sector development. The state regulation practice does not employ two essential tools, which would ensure efficiency of this principle, namely, measuring profit based on return on investments, and setting tariffs for a longer term of three to five years. Only transition to a longer-term tariff regulation will enable RAO UES energy companies to activate long-term incentives for cost reduction. The tariff regulation on an annual basis used over the past few years relied on the following organizational and technical solutions (not requiring any long-term investments) to cut costs: staff reductions, improving the generation mix at regional generation companies entering the wholesale market, and divestiture of non-core assets. There is a need to move to a new tariff policy in the electricity industry, which will meet the needs of sector development and ensure that the state regulation of tariffs should takes into account the power reliability requirements and facilitates an inflow of investments in the industry.

In 2005, the wholesale electricity (capacity) sales in the Russia's European part, Urals and Siberia price zones amounted to 327.9 billion kWh, which was divided between the regulated segment and the free trading segment as 79.3% and 20.7% respectively. On average, the free trading segment accounted for 10.7% of the total electricity production in the wholesale market pricing zones in 2005.

Results of the Free Trading Segment

On 1 May 2005, the free trade segment of the wholesale electricity (capacity) market went live in Siberia, which is the second pricing zone of Russia's wholesale market.

In 2005, 169 participants (including 110 subsidiaries of RAO "UES of Russia") traded in the free trading segment of the wholesale electricity (capacity) market, including 142 participants in the European part of Russia and Urals price zone, and 27 participants in the Siberian price zone.

The total sales of the free trading segment in 2005 amounted to 67.936 billion kWh, which includes 64.947 billion kWh in the first price zone (European part of Russia and Urals), and 2.989 billion kWh of sales in the second price zone. As compared to 2004, the total power supplies at competitive prices in both price zones of the wholesale market grew 30%.

RAO UES energy companies purchased 59.9 billion kWh of electricity in the free trading segment in 2005, or 88% of all power purchased by all segment participants. At the same time, electricity sales in the free trade segment by the subsidiaries of RAO "UES of Russia" amounted to 45.8 billion kWh, which makes 67.3% of total electricity sales in the segment. SDCs of RAO "UES of Russia" accounted for 66.9% of the total electricity sales in the European and Urals price zone, and 78.7% in the Siberia's price zone.

The weighted average electricity price in the free trading segment in 2005 was RUB519.6 per MWh. In the European and Urals price zone, the weighted average electricity price was RUB528.6 per MWh, while in the Siberian price

ELECTRICITY SALES IN FREE TRADING SEGMENT BY TYPES OF POWER PLANTS, 2005



Europe and
Urals price zone
56%
33%
11%
Siberia
price zone
54%
46%
TPPs
NPPs
HPPs

zone, which has a high share of hydrogeneration, the weighted average price was RUB323.4 per MWh. The weighted average electricity price in the first price zone of the wholesale market grew 9.5% compared to 2004.

In 2005, the total number of bilateral contracts made by all participants of the free trading segment tripled compared to 2004. Out of the 192 bila-teral purchase/sale contracts made during the year 185 contracts were made in the European and Urals price zone and 7 contracts in the Siberian price zone. In 2005, electricity sales by SDCs of RAO "UES of Russia" under bilateral contracts amounted to 13 billion kWh, or 19% of the total electricity sales in the free trading segment. The amounts of electricity purchased in 2005 by the Holding Company's energy businesses under bilateral agreements in the free trading segment made 12 billion kWh, or 18% of the total electricity purchases by all segment participants.

Regulated Segment Results

In 2005, the total electricity supplies in the regulated segment of the wholesale market amounted to 260 billion kWh. Due to increasing volumes of the free trading segment, the total supplies in the regulated segment went down 4% compared to 2004.

Over 2005, the share of the regulated segment in the total wholesale electricity sales declined to 77.3% in December from 82.3% in January.

The total supplies by thermal power plants in the regulated segment of the wholesale market made 83.7 billion kWh, which is 3.2% more than in 2004. In 2005, the total supplies of electricity by the thermal plants of the Holding Company amounted to 76.9 billion kWh, down 3.6% compared to 2004.

The hydropower plants sold 58.5 billion kWh in the regulated segment of the wholesale market in 2005, an increase of 3.3% over 2004, while nuclear power plants sold 115.9 billion kWh in the segment. As compared to 2004, the total supplies of electricity in the regulated segment by nuclear power plants were up 1.7%.

In 2005, buyers of the regulated segment purchased 245 billion kWh of electricity. The Holding Company's energy enterprises purchased 195.5 billion kWh of electricity in the segment, or 85% of the segment's total purchases.

ELECTRICITY SALES IN REGULATED SEGMENT, 2005

	Million kWh
Suppliers in the Russian Federation	257,968
including	
SDCs of RAO "UES of Russia"	135,596
Imports	1,999
Total	**259,967**

ELECTRICITY PURCHASES IN REGULATED SEGMENT, 2005

	Million kWh
Buyers in the Russian Federation	230,900
including	
SDCs of RAO "UES of Russia"	195,520
Exports	13,906
Total	**244,806**

Results of the Deviations Segment

Participants of the deviations segment of the wholesale market are the entities trading in the regulated segment of the wholesale market in the first and second price zones. The deviations segment in the Siberian price zone commenced its operations on 1 May 2005, after the wholesale electricity (power) market rules of the transitional period were introduced in the area.

On 20 October 2005, new rules of electricity trading in the deviation segment, the balancing market rules, went into effect in both pricing zones. Prior to the launch of the balancing market, payments for deviations of actual electricity production and consumption from the target figures were made according to the tariffs set by the Federal Tariff Service of Russia adjusted with the applicable scale-up/scale-down factors. According to the balancing market rules, production and consumption volumes as well as equilibrium prices for electricity in the deviations segment are determined based on competitive bids submitted by suppliers and partic-

ELECTRICITY SALES IN THE REGULATED SEGMENT OF THE WHOLESALE MARKET, 2005


by type
of power plant
32%
23%
45%
NPPs
TPPs
HPPs


by types
of suppliers
45%
52%
3%
NPPs
SDCs of
RAO "UES of Russia"
independent
power generators

RESULTS OF TRADING BY RAO UES SDCS IN THE DEVIATIONS SEGMENT, 2005

Metric	Price zone	"External initiative"		"Own initiative"	
		Volume increase	Volume reduction	Volume increase	Volume reduction
Deviations in generation					
Share of planned generation volume, %	Europe and Urals	1.71	2.55	0.65	0.56
	Siberia	1.02	0.96	0.41	0.32
Value, of which:					
Liabilities (millions of RUB)	Europe and Urals		2,228.60		1,986.00
	Siberia		16.67		109.26
Claims (millions of RUB)	Europe and Urals	4,077.90		799.30	
	Siberia	122.86		37.71	
Deviations in consumption					
Share of planned consumption volume, %	Europe and Urals	0.36	0.01	0.98	1.39
	Siberia	0.01	0.02	1.05	0.74
Value, of which:					
Liabilities (millions of RUB)	Europe and Urals	360.80		3,390.40	
	Siberia	1.09		195.48	
Claims (millions of RUB)	Europe and Urals		27.80		3,204.40
	Siberia		4.09		70.39

ipants of wholesale market with regulated consumption. The procedure is similar to the competitive bids selection procedure used in the free trading segment. The introduction of new electricity trading rules to the deviations segment helped optimize the load of electricity suppliers and establish objective price signals based on the actual cost of electricity generation. The balancing market, which has been in operation since October 2005, is fully consistent with the target model of the competitive wholesale electricity (capacity) market provided for by the Federal Law "On Electric Power Industry".

In 2005, the production and consumption deviation figures of RAO UES energy companies did not exceed 2% of the target values. This suggests that the segment participants have been able to adapt themselves adequately to the new rules of the wholesale market.

ENERGY RETAIL MARKET AND RETAIL OPERATIONS

ELECTRICITY AND HEAT SALES BY RAO UES COMPANIES IN 2005, BY TYPE OF CONSUMER

Consumers	Electricity sales		Heat sales	
	Billion kWh	%	Million Gcal	%
Total sales	**606.4**	**100.0**	**411.1**	**100.0**
including to:				
Manufacturing industries	294.7	48.6	104.5	25.4
Agriculture	14.0	2.3	3.5	0.9
Forest sector	0.2	0.0	0.01	0.0
Transport and Telecoms	66.5	11.0	4.9	1.2
Construction	6.3	1.0	3.9	1.0
Residential Utility Services	75.6	12.5	195.9	47.6
Households	46.2	7.6	31.2	7.6
Other consumers	102.9	17.0	67.2	16.3

In 2005, the majority of RAO UES energy retail companies spun off from regional energos in the course of the reform first started to operate as independent business entities. During the reporting year, the following major tasks were successfully accomplished:

- ensuring reliable and uninterrupted power to customers who pay for their current consumption in a timely manner and comply with the repayment schedule for the debts owed for the consumed power;
- reducing the consumers' accrued accounts receivable; implementing a comprehensive programme of dealing with problem consumer groups;
- meeting the Key Performance Indicators set for spin-off retail companies;
- optimizing business processes in retail operations by minimizing costs, increasing manageability and adaptability to changes in market conditions.

During the year, the regional energy companies supplied 606.4 billion kWh of electricity and 411.1 million Gcal of heat to consumers.

In 2005, the supplies of electricity to regional energos' own retail customers increased 2.4% as compared to 2004, while heat supplies dropped 0.8%.

There were no significant changes in consumer groups expressed as percentages of useful supplies of electricity in 2005. The share of industrial consumers in the total useful heat supply declined by 4%, while the share of the residential utilities sector increased 6%.

The manufacturing sector remained a major electricity consumer in the retail market, accounting for 48.6% of the total electricity supplies in 2005. Electricity consumption by residential utilities businesses made 12.5%, transport and telecoms businesses 11%, and households 7.6% of the total electricity consumption in 2005.

Heat consumption was dominated by the residential utilities sector, which accounted for 47.6% of the total consumption, and industrial consumers, which consumed 25.4% of heat.

The target benchmarks set for energy retailing were met in 2005. The debts owed by consumers to retail companies for electricity fell 11.8%, while the debts owed to generation companies for heat declined by 10.7%. As at 1 January 2006, the amounts owed for electricity by regional energos' own consumers amounted to RUB28.0 billion, and the amounts due for heat made RUB25.9 billion.

In 2005, retail energy companies started adapting themselves to a new competitive environment in the regional energy markets. In the regulated sector of the wholesale electricity and capacity market, there were 50 qualified consumers and energy retail companies which were not part of RAO UES Holding Company. The electricity purchases by these companies made 8% of the electricity sold to RAO UES energy companies' own consumers.

FOREIGN MARKETS

One of the challenges for RAO UES retail energy companies in 2005 was the absence of approved Rules for Retail Electricity Market to regulate the process to grant the status of a guaranteeing supplier, and the matters of pricing for energy retail companies. Furthermore, due to the gap between the tariffs set by the regional regulators and the overall gross revenues required in 2005, there emerged a threat to the financial and economic stability of retail businesses.

In order to improve the energy retail companies' financial strength, their shares owned by OAO RAO "UES of Russia" were transferred in 2005, on a fiduciary basis, to the respective TGCs, and shares in some "pilot" energy retail companies were transferred to third parties independent of OAO RAO "UES of Russia". The fiduciary's task is to maximize the collection of electricity payments from consumers, ensure compliance by energy retail companies with their contractual obligations, and improve their financial and economic position.

The major goals set for 2006 for the Holding Company's energy retail businesses will be to retain the existing customer base and sustain the sales of electricity and heat. To ensure successful achievement of these goals, it is necessary to:

- ▷ raise the energy retail companies' competitiveness;
- ▷ increase companies' capitalization and investment attractiveness;
- ▷ improve efficiency of the companies' business processes;
- ▷ reduce costs associated with retail operations;
- ▷ find new sources of revenue by diversifying operations;
- ▷ ensure more efficient use of the available human resources.

In July 2005, OAO RAO "UES of Russia" completed the transfer of its electricity export/import contracts to its subsidiary ZAO "INTER RAO UES", in which OAO RAO "UES of Russia" holds a 60% stake, and Rosenergoatom holds the remaining 40%.

Electricity Exports

In 2005, OAO RAO "UES of Russia" and ZAO "INTER RAO UES" exported 22.07 billion kWh of electricity, up 3.29 billion kWh or 17.5% over 2004. The exports growth was due to the increased electricity supplies from Russia to the Republic of Belarus after the electricity pricing issues were resolved between the countries.

The total revenues from electricity exports in 2005 amounted to USD586.55 million.

ELECTRICITY EXPORTS
BY COUNTRY, 2005



49.2% | Finland
21.2% | Belarus
8.7% | Kazakhstan
4.5% | Azerbaijan
3.6% | Moldova
3.6% | Georgia
2.8% | Lithuania
2.4% | Latvia
2.2% | China
1.0% | Norway
0.8% | Mongolia

Electricity Exports to the CIS Countries

Azerbaijan

In 2005, the electricity exports from Russia to Azerbaijan declined to 1 billion kWh, down 11.2% compared to 2004.

Republic of Belarus

The Republic of Belarus is potentially the largest consumer of Russian electricity among the CIS member countries. In 2004, the supplies were limited, which was due to the pricing disagreement. In 2005, the issue was resolved, and the electricity exports to Belarus more than tripled over 2004 to 4.68 billion kWh.

Georgia

The electricity exports to Georgia in 2005 totalled 789.6 million kWh, which was nearly the same as in 2004.

ELECTRICITY EXPORTS

	Unit of measurement	2003	2004	2005
CIS countries	billion kWh	8.40	6.61	9.19
	million USD	156.65	143.20	198.50
Other countries	billion kWh	12.27	12.17	12.88
	million USD	328.65	316.70	388.05
TOTAL	billion kWh	**20.67**	**18.78**	**22.07**
	million USD	**485.30**	**459.90**	**586.55**

Kazakhstan

In 2005, electricity exports to Kazakhstan declined 13.7% compared to 2004 to 1.92 billion kWh.

Republic of Moldova

Electricity exports to the Republic of Moldova in 2005 amounted 801.7 million kWh, down 12.6% compared to 2004.

Ukraine

In 2005, there were not electricity sales to Ukraine's energy system; however, Russian electricity was transmitted via the Ukrainian power grids to the Republic of Moldova.

Exports to Non-CIS Countries

China

Over 2005, the cross-border sales of Russian electricity to China grew 45.3% to 491.9 million kWh.

Latvia

Due to the high water inflow in the Western Dvina (Daugava) river and increased generation by Latvia's HPPs, electricity exports to Latvia in 2005 declined 23.9% on 2004 to 525.2 million kWh.

Lithuania

Lithuania's energy system produces surplus electricity: the greater part of the electricity consumption is covered by the power generated by the Ignalina NPP. With effect from January 2005, one of the two power units at the NPP was shut down. After the plant's second power unit was shut down for repair, the Lithuanian energy system experienced energy shortfalls and had to import electricity from Estonia and Russia. In 2005, the exports of Russian electricity to Lithuania amounted to 612.6 million kWh.

Mongolia

Electricity exports from Russia to Mongolia made 173.9 million kWh in 2005, up 3.8% on the year before.

Norway

Electricity exports to Norway in 2005 rose 14.8% compared to 2004 to 216.1 million kWh.

Finland

Electricity exports to Finland, which continues to be a major buyer of Russian electricity, remained flat compared to 2004 at 10.86 billion kWh.

ELECTRICITY IMPORTS BY COUNTRY, 2005


29.1% | Lithuania
28.8% | Kazakhstan
27.9% | Ukraine
9.2% | Kyrgyzstan
2.7% | Azerbaijan
1.9% | Latvia
0.2% | Mongolia
0.2% | Belarus

Electricity Imports

In 2005, electricity imports totalled 10.14 billion kWh, a decrease of 1.32 billion kWh compared to 2004.

The value of electricity imported in 2005 made USD132.71 million.

Kazakhstan

Russia imported 3.86 billion kWh of electricity from Kazakhstan in 2005, a decline of 3.22 billion kWh compared to the year before.

Lithuania

The electricity imports from Lithuania are used to supply power to customers in the Kaliningrad Region. In 2005, Russia imported 2.95 billion kWh of electricity from Lithuania.

Ukraine

Electricity imports from the Ukrainian energy system in 2005 totalled 2.83 billion kWh. The plans for 2005 provided that nearly half of Russian electricity imports would come from Ukraine. However, Ukraine refused in July 2005 to supply electricity to Russia on the terms provided by the contract between Russia and Ukraine and raised the electricity price to a level that was unacceptable for Russia, so the electricity imports from Ukraine were stopped.

This created a threat that the contracts to supply electricity to Belarusian customers might be breached. As a result, electricity had to be imported from other countries and purchased on the Russian wholesale electricity (capacity) market. These measures helped ensure the necessary supply of electricity to Belarus.

Promising Projects

China

In order to improve power supply to domestic customers and increase electricity exports to the border districts of the North-East provinces of China, two investment projects are being implemented to build a 220 kV transmission line "Blagoveshchensk - Sirius" (scheduled for commissioning in Q3 2006) and a 220 kV transmission line "Zavitaya - Siunke" (to be placed on line in 2008). The Company is exploring the possibility of building a 220 kV transmission line "Obluchye - Lobey" and some other lines to China's districts adjacent to the Russia-China border.

After these cross-border transmission lines are put in operation, electricity exports to China's North-East provinces in 2008-2009 may reach 5 billion kWh annually.

An important step to expand cooperation with the People's Republic of China was the signing of the Agreement to conduct a feasibility study for the project to supply electricity from Russia to China. The Agreement provides for the conduct of a feasibility study on exporting about 60 billion kWh of electricity to China annually.

Finland

At present, OAO RAO "UES of Russia" is exploring the possibility of implementing the following projects aimed at increasing electricity exports from Russia to Finland:

- "Karelian cross-border energy link" to build a 45 km 110 kV line able to transport 70 MW of electricity from Karelia to Finland; the project provides for the supply of 453 million kWh annually;
- "Kola cross-border energy link" to transport 160 MW of electricity from the Murmansk Region to Finland; the project provides for the supply of 1 billion kWh annually:
  - ensuring parallel operation of the Yovskaya HPP (2x48 MW) and Kumskaya HPP (2x40 MW) with the Nordel energy pool;
  - a project to build a cross-border link comprising a 114-km 220 kV line in Finland and a 63.5-km 220 kV line in Russia.

law of universal gravitation:

The force of gravity between two material objects is proportional to the product of the masses of the objects and inversely proportional to the square of the distance between them

$$F=Gm_1m_2/R^2$$



RESULTS OF INVESTMENT ACTIVITIES



Due to the shortage of funds, the Company focused its efforts on implementing projects that are a high priority for the UES of Russia.

The investments in the Holding's fixed assets totalled RUB117.7 billion in 2005, an increase of 13.6% over 2004.

In 2005, 20 generating units with an aggregate capacity of 1,903.9 MW were put into operation throughout the Holding Company; of these, 785 MW were funded by OAO RAO "UES of Russia". 15 generating units with a combined capacity of 1,279.4 MW were brought on line at thermal power plants, and 5 units with a combined capacity of 624.5 MW at hydroelectric power plants.

Specifically, a 450 MW unit was put into operation at the Kaliningradskaya CHPP-2, and a 335 MW hydro unit at the Bureyskaya HPP, and CHPP "Luch" with a capacity of 60 MW.

As a result of technical upgrade and modernization projects, 14 generating units with a combined capacity of 1,036.5 MW were put into operation, including 310 MW at the Novocherkasskaya TPP, 150 MW at the Dzerzhinskaya CHPP, 115 MW at the Volzhskaya HPP, 115 MW at the Zhigulevskaya HPP, and 110 MW at the Novosibirskaya CHPP-3.

CAPITAL INVESTMENTS AT RAO UES HOLDING COMPANY,
billions of RUB in current prices (incl. VAT)


120
110
100
90
80
70
60
50
40
30
57.5
73.8
103.6
117.7
2002
2003
2004
2005

FINANCING OF INVESTMENT PROGRAMME PROJECTS AT OAO RAO "UES of Russia", OAO "UES FGC" and OAO "UES SO-CDA", billions of RUB in current prices (incl. VAT)


60
50
40
30
20
10
22.30
32.44
46.54
56.00
2002
2003
2004
2005

The financing provided by OAO RAO "UES of Russia", OAO "UES FGC", and OAO "UES SO-CDA" for their investment programmes totalled RUB56.0 billion in 2005, up 20.3% over the previous year.

The financing of the investment programme from the Company's equity in 2005 grew 15.3% compared to 2004 to RUB17.3 billion (without taking into account borrowed funds).

The Company's investment programme for 2005 focused on the priority projects in the Unified Energy System of Russia.

Bureyskaya HPP

Design capacity: 2,000 MW. The power plant will ensure reliable and uninterrupted power to customers in the Russian Far East and reduce the region's dependence on expensive fuel that has to be transported to the area. After the fourth hydroelectric generating unit of 335 MW was brought on line in 2005, the capacity of the Bureyskaya HPP reached 1,005 MW.

Kaliningradskaya CHPP-2

Design capacity: 900 MW. The power plant is being built according to the development programme for the Kaliningrad Region intended to ensure energy security for this region and strengthen Russia's common economic space. In 2005, the first 450 MW generating unit using combined-cycle gas technology was brought on line at the power plant.

GENERATION CAPACITY BROUGHT ON LINE IN THE HOLDING COMPANY

	2003	2004	2005
Turbine capacity, MW	2,087.9	980.1	1,903.9
Including projects funded by OAO RAO «UES of Russia»	442.7	378.0	785.0
Steam boilers (commissioned separately), mt/h	800.0	160.0	420.0
Hot water boilers, Gcal/h	15.1	121.0	88.4

Boguchanskaya HPP
Design capacity: 3,000 MW. The construction of this hydro power plant will help eliminate the winter peak energy deficit in the area and meet the electricity demand of the energy and industrial facilities located in the Lower Angara region.

Zelenchukskaya HPP
Design capacity: 160 MW. The project to complete the water intake facility at the Bolshoy Zelenchuk river will help double the power plant's output without increasing its installed capacity.

Irganayskaya HPP
Design capacity: 800 MW. Two generating units were put into operation at the power plant. Their capacity, at 483 meters, the top of the reservoir capacity allocated to joint use, makes 214 MW (107 MW each). After the dam is filled and the reservoir level is elevated to 521 meters, the hydraulic units will reach their design capacity, which will increase reliability of power supply to consumers in the North Caucasus.

Zaramagskie HPPs
Design capacity: 352 MW. When commissioned, the power plants will supply more than half of the electricity requirements in North Ossetia.

Chain of Nizhnechereksky HPPs
Design capacity: 120 MW. The Aushigerskaya HPP (60 MW) was brought on line in 2002. A project is now underway to build the Sovetskaya HPP. When completed, this power plant will improve the reliability of power supply in the North Caucasus.

Ivanovskaya TPP
Design capacity: 701.7 MW. The project is intended to roll-out serial production of GTE-110 gas turbine unit, the key element of PGU-325 combined-cycle gas turbine, which are intended to replace the widely used 200-300 MW steam power units. Such modernization will increase efficiency of generation units from 35-38% to 51% and help reduce consumption of natural gas by 30% at each upgraded power generation unit. The first power unit is scheduled to go on line in 2007.

RAO UES INVESTMENT PORTFOLIO STRUCTURE
BY SOURCE OF FUNDS


2004
68.5%
29.1%
1.1%
1.3%
2005
81.2%
10.1%
7.5%
1.2%
funds earmarked for investment
borrowed funds
funding from federal budget
depreciation charges

Under the programmes of new construction and modernization of OAO "UES FGC", 563 km of new transmission lines were put into operation in 2005, 1,051 MVA of transformer capacity and 1,722 Mvar of reactor capacity, including 501 MVA and 1,600 Mvar of new capacity.

The following facilities comprising the Unified National Energy Grid were brought on line in 2005:

- 500 kV transmission line "Bureyskaya HPP – Khabarovskaya" (2nd circuit), 433.6 km long;
- 110 kV transmission line "Kaliningradskaya CHPP-2 - Severnaya substation"; 110 kV transmission line "Kaliningradskaya CHPP-2 – Tsentralnaya substation" equipped with automatic protective devices; 91.94 km long;
- 220 kV transmission line "Volgodonskaya NPP – Volgodonsk distribution substation" and 220 kV links "Volgodonskaya CHPP-2 – Zimovniki", 37.5 km long.

It is planned that OAO RAO "UES of Russia", OAO "UES FGC", and OAO "UES SO-CDA" will spend RUB70.1 billion on their investment programmes in 2006, up 25.2% compared to 2005. In 2006, the investment programme of OAO "UES FGC" is expected to make RUB36.16 billion, including RUB6.8 billion and RUB1.11 billion on the projects to improve power grid reliability in the cities of Moscow and St.-Petersburg, respectively. RUB7.0 billion will be spent on technical upgrade and modernization of the facilities owned by OAO "UES FGC".

The amount of equity funding allocated for the Investment Programme 2006 of OAO RAO "UES of Russia" will increase 20% to RUB20.8 billion, of which RUB8.5 billion will be used to repay the bank loans raised during the previous years. The Company's investment programme for 2006 provides for the financing of priority projects near completion, including the Bureyskaya HPP, Irganayskaya HPP, Zelenchukskaya HPP, and Ivanovskaya TPP. According to the Order of the President of Russia No. 412 dated 12 April 2005 "On measures for social and economic development of the Krasnoyarsk Kray, Taymyr and Evenk Autonomous Districts" and the resolution of the Company's Board of Directors, it is planned to complete the construction of the Boguchanskaya HPP with funds provided by the earmarked investment fund, OAO "HydroWGC", OAO RAO "UES of Russia", and RUSAL. Also, funds have been committed to carry out research and exploration in order to develop generating capacity in Siberia and the Far East of Russia.

This programme will help double electricity output at the Zelenchukskaya HPP, raise the dam of the Bureyskaya HPP to the elevation level of 265 m, which will make it possible to put hydro power units No. 5 and No. 6 into operation in 2007, and raise the dam at the Irganayskaya HPP to 551 m.

The three-year investment programme of OAO "UES FGC" for 2007-2009 (total investments of over RUB264 billion, including RUB24.7 billion for modernization and upgrade) was worked out to take into account the modernization and completion of the following key projects:

- Moscow energy system: Bely Rast 750 kV substation; Ochakovo 500 kV substation; Chagino 500 kV substation; Beskudnikovo 500 kV substation;
- St.-Petersburg energy system: cable transmission line 330 kV "Leningradskaya NPP – Zelenogorskaya (Primorsk) – Vyborg" with Tsentralnaya 330/110 kV substation with a cable transmission line 330 kV; modernization of Vostochnaya 330/220/110 kV substation and Zapadnaya 330/110 kV substation. Installation of AT-3, Vasileostrovskaya 330/110 kV substation; Rzhevskaya 330 kV substation;
- West Siberia energy area: 500 kV transmission line "Kholmogorskaya – Muravlenkovskaya – Tarko-Sale"; Kirpichnikovo 500 kV substation with HV links of 500 kV; Kirillovskaya 500 kV substation with 500 kV and 220 kV links; 500 kV transmission line "Surgutskaya TPP-2 – Magistralnaya";
- power grid facilities to transfer power generated by the Boguchanskaya HPP.



second law of thermodynamics:

It is impossible to have a process whose only effect is the conversion of heat received from a hot reservoir into an equivalent amount of work

$$nt=1-T_{max}/T_{min}$$

INTERNATIONAL ACTIVITIES



The Company's main strategic goals in the international cooperation are:

- attracting foreign investments for the development and modernization of Russia's electricity industry;
- cooperation in shaping a global energy policy and addressing the issues of global and regional sustainable economic and energy development;
- synchronizing the energy systems of Russia, the CIS countries, and the Baltic republics with the North and West European energy pools;
- establishment and development of a pan-European market for electricity and capacity; harmonizing the Russian and international regulatory framework for the electricity industry reform and a new regulatory structure in the electricity industry;
- cooperation in the sphere of technical innovations and solution of environmental problems in the energy industry;
- selection of managers and experts to be involved in the activities of the administrative and technological bodies at international organizations, participate in international research programmes, work at international commissions on the development and implementation of energy projects.

Company's Membership in International Organizations and Participation of Company's Representatives in International Events

OAO RAO "UES of Russia" holds full or associate membership in the following international organizations:

- the World Energy Council (WEC);
- Conseil Internationale des Grandes Reseaux Electriques a Haute Tension (CIGRE);
- BALTREL – Baltic Ring Electricity Co-operation Committee;
- Union of the Electricity Industry – EURELECTRIC;
- International Chamber of Commerce (ICC);
- Russo-British Chamber of Commerce;
- e8;
- CIS Electric Power Council (CIS EPC);
- World Economic Forum (WEF).

OAO RAO "UES of Russia" cooperates with other large international organizations and associations, of which it is not a member: International Energy Agency (IEA), Union for the Coordination of Transmission of Electricity (UCTE), Commission Internationale des Grandes Barrages (CIGB), International Association of Hydraulic Research (IAHR).

International Cooperation Projects: East-West Energy Systems Integration, EU-Russia Energy Dialogue

Today, the establishment of interconnections between the UCTE and the energy systems of the CIS countries and the Baltics is viewed as one of the top priorities in developing relationships among Europe and the CIS countries.

On 19 April 2005, OAO RAO "UES of Russia" and the UCTE signed an Agreement on Cooperation in the Preparation of a Feasibility Study on Synchronous Interconnection of the Energy Systems in the Western, Central, and Southern Europe with the UES of Russia and the energy systems of the CIS and Baltic states, which operate in parallel with the UES.

International Activities to Implement the Kyoto Protocol

In February 2005, the Kyoto Protocol to the UN Framework Convention on Climate Change went into effect in the Russian Federation. The Kyoto Protocol is a most important international document addressing the climate change issue. Another significant event last year was the first ever Meeting of the Parties to the Kyoto Protocol held in December 2005 in Montreal, Canada. The Meeting approved the international framework needed to start practical implementation of the Kyoto Protocol mechanisms.

In 2005, OAO RAO "UES of Russia" together with NIEO "Energy Carbon Fund", its subsidiary established for the purpose of creating an infrastructure within RAO UES Holding Company required to use the Kyoto Protocol mechanisms, achieved the following results in the area:

- "pilot" contracts were concluded between OAO "Khabarovskenergo", OAO "Orenburgenergo" and the Danish Environmental Protection Agency to sell ERUs;
- an expert delegation of the Russian Federation took part in the 11th Conference of the Parties to the UN Framework Convention on Climate Change and the first Meeting of the parties to the Kyoto Protocol;
- the Company took part in the development and promotion of the regulatory framework for the Kyoto Protocol implementation in the Russian Federation;
- the action plan was approved for the activities of SDCs of RAO "UES of Russia" in the regulation and reduction of greenhouse gas emissions for 2005-2006;
- work was carried out to develop the corporate rules and regulations in the area of greenhouse gas emissions management;
- a detailed assessmet of greenhouse gas emissions was carried out at 29 facilities of RAO UES Holding Company. The assessment results were incorporated in the State Report "On the state and protection of environment in the Russian Federation in 2005" and the 4th National Report of Russia to the UNFCCC;
- a "Greenhouse Gases" corporate information and analysis system was put into pilot operation;
- work was organized to adjust the greenhouse gas emission ratios taking into account the actual chemical properties of the fuels burned at RAO UES power plants.

Besides, throughout the year, proactive efforts were undertaken to prepare projects that could be implemented using the Kyoto Protocol mechanisms and to look for potential investors in such projects.

The global climate change issue has become one of key priorities for the developed countries, which is why the measures to reduce the anthropogenic impact on climate are actively developed and used both in individual countries and on an international scale.

CORPORATE SOCIAL RESPONSIBILITY

In 2005, OAO RAO "UES of Russia" acceded to the Social Charter of Russian Business initiated by the Russian Union of Industrialists and Entrepreneurs (Employers). The underlying principle of interaction among all the Charter's members is the recognized commonality of entrepreneurial interests and economic and social responsibility. According to these principles, the Company assumes responsibility for the quality of its services, compliance with labour rights and business ethics values, respecting the tax discipline, and minimizing the adverse environmental impacts. The social responsibility is not an optional extra to the Company's operations, but an integral part of the business decision making process.

The corporate responsibility of OAO RAO "UES of Russia" is broader than that of an ordinary joint-stock company. The reason is that the Company plays a vital role in ensuring reliability and accessibility of the electricity industry as part of the public infrastructure, and the need to implement the sector reform. As the Parent Company, OAO RAO "UES of Russia" is responsible for the compliance of its SDCs with the principles of socially responsible business.

Based on that premise, the Management Board of OAO RAO "UES of Russia" approved in 2005 a number of fundamental documents with regard to the implementation of corporate social responsibility. These documents are the Concept of Non-Financial Risk Management incorporating the proposals of the Company's SDCs, the RaEL Association, and the All-Russia National Electricity Trade Union; and the Concept of Environmental Policy Implementation. Also, the Management Board broadly approved the Concept of corporate policy on charity and sponsorship.

In 2005, OAO RAO "UES of Russia" developed approaches to managing non-financial risks and created the organizational and methodological framework:

- the Commission for Non-Financial Risk Management was set up;
- a priority risk list was made to take prompt risk mitigation measures;
- a range of professional development events was organized to develop new understanding and skills among the Holding Company's employees;
- a number of pilot projects are being implemented at subsidiaries with regard to certain categories of risks and building non-financial risk management systems.

In 2006-2007, the Company and its SDCs will work together to analyze and incorporate the non-financial risks into the energy companies' development strategies.

The social responsibility reporting is an essential element of the non-financial risk management process. In 2005, OAO RAO "UES of Russia" issued its first social responsibility and corporate sustainability report. The report for 2004-2005 was prepared on the basis of international standards, primarily, the GRI Sustainability Reporting Guidelines; the relations with consumers, suppliers, and local communities have been presented taking into account the requirements of the AA1000 Stakeholder Engagement Standard (AA1000 SES). RAO "UES of Russia" is the first Russian company that applies the standards and actively contributes to their improvement. The Company's representatives are members of the Task Force for the preparation of the GRI Energy Protocol. The report presents the information on the Company's contribution to the country's economic development, its social and environmental impacts; it also analyzes the link between the Holding Company's corporate policy, governance, and performance, the practical aspects of relationships with customers and suppliers, and other aspects of non-financial risk management. The full text of the report has been posted on the website of OAO RAO "UES of Russia".


newton's second law:
The force applied to an object is equal to the mass of the object multiplied by the acceleration of that object
F=ma



COMPANY'S FINANCE

FINANCIAL MARKET OPERATIONS

The priorities identified by OAO RAO "UES of Russia" for its financial markets operations in 2005 were idle cash management and servicing of the Company's loans and debt.

In order to ensure maximum efficiency of financial investments while optimizing the company's risk/return profile, in 2005, OAO RAO "UES of Russia" applied the following fundamental principles to idle cash management:

- placing funds at the highest possible interest rates either equal to or above the average market rates. The best rates were determined by daily monitoring of the money market;
- optimizing the funds placement structure by returns and maturities: short-term investments – by acquiring debt securities (bank promissory notes, certificates of deposit), maintaining minimum balances on current accounts and placing deposits; long-term investments (six months or more) – by transferring funds to be held in trust to leading companies in this market segment;
- minimizing possible risks by limiting exposure to any single counterparty bank. Limit calculation and approval is performed quarterly based on the analysis of a bank's financial position. The Company placed idle cash only with Russia's largest financial institutions known for their high reliability and spotless reputation in the financial market.

Effective idle cash placement by the Company brought the same rate of return on these transactions in 2005 as the year before despite overall decline in the profitability of money-market instruments.

The debt policy of OAO RAO "UES of Russia" seeks to optimize the debt portfolio structure while minimizing the cost of borrowing by:

- providing guarantees for its subsidiaries borrowings: most guarantees were issued to secure loans raised by the energy companies implementing high priority investment projects identified in the list of the most important construction projects and financed by designated purpose investments of OAO RAO "UES of Russia";
- the Company's own borrowings.

To finance its current operations, the Company borrowed RUB3.5 billion in Q4 2005. The previously raised loans and debt were repaid in strict accordance with the agreed debt service schedules. The Company fully paid the sixth (last) coupon and repaid the principal of its R2 series bonds; also, the Company finally redeemed the EBRD loan.

LOANS AND OTHER BORROWINGS OF OAO RAO "UES OF RUSSIA"*

	Loan/debt currency	Amount in the currency of loan/debt, millions	Date of receipt	Amount outstanding, millions of RUB**
Bank loans				
Vnesheconombank of the USSR	RUB	3,500	6 December 2005	3,500.00
Other loans				
Ministry of Finance of the Russian Federation (IBRD loan)	USD	29	4 September 2000	397.50
Promissory notes issued by OAO RAO "UES of Russia"				
Kind of promissory notes, maturity	Date of issue	Principal, millions of RUB		Balance of principal outstanding, millions of RUB
Non-interest bearing promissory notes payable on demand	January 2005	1,331.530	4 September 2000	240.0
Total				**4,137.50**

* As at 31 December 2005
** Translation based on the exchange rate as at 31 December 2005

CHANGES IN COMPANY'S DEBT PORTFOLIO



4,137.50
3,897.84
millions of RUB
5,026.43
6,000
5,000
4,000
3,000
2,000
1,000
company's promissory notes
Russian Ministry of Finance (IBRD loan 4181-RU)
bank loans
RAO UES bonds, Series R2
EBRD

In general, the Company's debt portfolio at end-2005 was characterized by a slight increase in the outstanding bank loans as compared to the opening balance and a decline in the total cost of debt service resulting from significant changes in the portfolio structure. In 2003-2005, the Company's debt servicing costs went down by a factor of 1.9.

The Company's stronger positions in the financial market and investors' increasingly interested in OAO RAO "UES of Russia" have resulted in an upward trend in market prices of the Company's debt obligations. The yield on R2 series bonds issued by OAO RAO "UES of Russia" declined from 15% to 5% per annum over the three years to maturity.

COMPANY'S FINANCIAL PERFORMANCE

Company's Credit Ratings

The high credit quality and stable financial position of OAO RAO "UES of Russia" are confirmed by the positive ratings assigned by the leading Russian and international rating agencies based on the results of analysis of the Company's performance.

CURRENT CREDIT RATINGS

Rating Agency	OAO RAO "UES of Russia" Credit Ratings		Corporate bond rating
	International scale	National scale	
Standard & Poor's	B+/Evolving	ruA+	ruA+
Expert RA	-	-	A+
Moody's Interfax Rating Agency	-	Aa3.ru	Aa3.ru

Currently, the Company has investment-grade credit ratings, which suggests that its major performance metrics meet or, in many cases, exceed the level required for the Company to perform its obligations in a full and timely manner.

The restructuring in the Company over the past few years has had a significant influence on its financial performance, including decline in revenues due to the transfer by the Company of its functions as electricity export/import operator to ZAO "INTER RAO UES"; termination of purchase by the Company of services from its subsidiary, OAO UES FGC"; and termination of electricity and heat sales to end consumers.

The revenues generated by the Company in 2005 amounted to RUB28,094.5 million, a decrease of RUB6,366.2 million compared to the year before.

The largest percentage (95.1%) of the Company's sales in 2005 came from services relating to organizing the operation and development of the UES of Russia, which is 17.4 percentage points above the previous year's figure. Electricity exports in the reporting year accounted for 3.0% of the total sales (2004: 17.8%), lease revenues represented 1.6%, down 2.5 percentage points compared to the year before.

In the reporting year, the Company's expenses declined by RUB4,694.6 million, or 76.8%, to RUB1,419.7 million. Commercial expenses went down by RUB281.3 million. Furthermore, expenses for servicing credit liabilities were down RUB334.4 million (or 46.8 percentage points) as compared to 2004.

The cost of services relating to organizing the operations and development of the UES of Russia (including managerial expenses) per RUB1 went up by 1.9 kopecks in 2005.

The profit from sales of services in 2005 totalled RUB22,437 million (2004: RUB23,024 million).

FINANCIAL HIGHLIGHTS OF OAO RAO "UES OF RUSSIA" (millions of RUB)

Metric	2003	2004	2005	2005/2004 (+/-)	2005/2004 (%)
Revenues	51,666.8	34,460.7	28,094.5	-6,366.2	81.5
Sales profit	30,812.9	24,245.8	22,367.7	-1,878.1	92.3
Profit from financial and operating activities	24,579.4	24,078.2	20,897.7	-3,180.4	86.8
Net (undistributed) profit	24,605.0	24,068.5	20,897.7	-3,170.8	86.8
Net profit margin (%)	47.2	69.8	74.4	4.6	106.5
Return on sales (%)	59.6	70.4	79.6	9.2	113.2

RAO UES SALES OF PRODUCTS AND SERVICES STRUCTURE

Metric	Sales (millions of RUB)			Share, %		
	2003	2004	2005	2003	2004	2005
Sales	51,666.8	34,460.7	28,094.5	100.0	100.0	100.0
including:						
Subscription fee	38,883.1	26,763.6	26,722.9	75.3	77.7	95.1
Exports	9,475.7	6,134.5	843.5	18.3	17.8	3.0
Sale of electricity and heat to domestic consumers	1,507.8	-	-	2.9	-	-
Sale of other goods, products, works, and services	1,800.2	1,562.6	528.1	3.5	4.5	1.9

The profit from sales of products, goods, works, and other industrial and non-industrial services was RUB29 million (as compared to RUB616.9 million in 2004).

The Company's profit from sales in 2005 amounted to RUB22,367.7 million.

The return on sales in 2005 was 79.6 kopecks per RUB1 of sales revenue, an increase of 9.2 kopecks (or 13.2%) over 2004.

The Company's net profit in 2005 was RUB20,897.7 million, down RUB3,170.8 million on 2004. The net profit margin for the reporting year was 74.4% and went up by 4.6 points compared to 2004.

The Company's return on total assets (ROTA) for 2005 was 7.4%, while return on equity (ROE) was 6.5%.

Company's Financial Profile

The Company's current financial position is characterized by the following key financial metrics:

Assets

The assets recorded in the books of OAO RAO "UES of Russia" as of December 31, 2005 amounted to RUB338,559.6 million, increasing during the reporting year by RUB3,061.5 million. The net assets of the Company increased by RUB17,449.0 million to RUB331,034.0 million at end-2005.

The non-current assets as a percentage of the Company's total increased 4.6 percentage points to 82.1%, while the share of the Company's working assets declined by 4.6 percentage points to 17.9%.

The value of fixed assets at the end of the reporting period was RUB5,902.1 million, which represents a reduction of RUB7,459.2 million, or 55.8%. This was primarily due to the contribution of the Company's assets to the subsidiaries' authorized capital.

Investments in the SDCs' assets increased by 3.6 percentage points in 2005.

The share of loans to subsidiaries fell from 1.5% to 0.2%; in 2005, loans granted for a term over one year declined by RUB3,152.7 million. This was due to the repayment of designated-purpose loans granted to RAO UES subsidiaries.

The following changes took place in the structure of the working assets of OAO RAO "UES of Russia" in 2005.

- liquid assets (cash and short-term financial investments) decreased over the year by RUB6,368.1 million to RUB10,871.2 million from RUB17,293.3 million. This was partially due to the RUB946.3 million decline in outstanding short-term loans granted to energy companies. Cash and short-term financial investments as a percentage of the working capital decreased from 22.8% to 17.9%;
- accounts receivable went down by RUB8,252.0 million, which includes: the long-term receivables fell by RUB4,798.4 million; the short-term receivables decreased by RUB1,402.8 million, which was driven by the decline in overdue subscription fee payments and amounts due from SDCs, buyers, and customers. The accounts receivable as a percentage of the working capital increased by 4.6 percentage points;
- the share of inventories changed insignificantly to 1.1%;
- the percentage of input VAT and other working assets went down to 1.6%.

NON-CURRENT ASSETS STRUCTURE
OF OAO "RAO UES OF RUSSIA", 2005



- investments in subsidiaries and dependent companies, 93.2%
- force account construction, 2.3%
- property, plant, and equipment, 2.1%
- other long-term and financial investments, 2.1%
- loans granted to other entities, 0.2%
- other non-current assets, 0.1%

CURRENT ASSETS STRUCTURE
OF OAO RAO "UES OF RUSSIA", 2005



- accounts receivable, 79.5%
- short-term investments, 14.7%
- cash, 3.2%
- in-process inventories, 1.1%
- other, 1.6%

Liabilities

Shareholders' equity as a percentage of total liabilities and equity increased by 4.3 percentage points; the share of loans and borrowings went down by 4.3 percentage points.

The short-term liabilities accounted for a greater part of non-equity funding, 77.9%, whereas the long-term payables (including deferred tax liabilities) made 16.9%; and the long-term debt and loans represented 5.2% of non-equity funding.

The reduction in the Company's total debt in 2005 was largely due to the decline in other accounts payable: by end-2005, this item had gone down by more than RUB14,500 million (or 81%), as compared to the opening balance for 2005. This also includes the payment of overdue contributions to the authorized capital of OAO "WGC-5" and short-term accounts payable due to suppliers and contractors.

Furthermore, in 2005, the Company repaid its bonds and made coupon payments for a total amount of RUB3,087.5 million, and repaid the RUB636.2 million EBRD loan. This resulted in an overall reduction of the amounts outstanding under long-term loans and borrowings from RUB4,021.3 million to RUB397.5 million.

The analysis of the Company's assets and liabilities demonstrates that OAO RAO "UES of Russia" has satisfactory a balance sheet structure and steady financial position.

All principal ratios characterizing stability of the Company's financial and economic performance are within the optimum range.

FINANCIAL RATIOS

Ratio	2004	2005
Cash ratio	1.12	1.86
Quick ratio	2.67	5.72
Current ratio	4.90	10.41
Equity-to-assets ratio	0.93	0.98
Debt-to-equity ratio	0.07	0.02
Own funds ratio	0.28	0.40

EQUITY & LIABILITIES STRUCTURE
OF OAO RAO "UES OF RUSSIA"


equity, 97.7%
short-term accounts payable, 0.6%
long-term accounts payable and deferred tax liabilities, 0.4%
long-term loans and debt, 0.1%
other short-term liabilities, 1.2%

MANAGEMENT EFFICIENCY ASSESSMENT, %


88.9
79.6
74.4
79.0
70.4
69.8
63.2
59.6
47.2
105
90
75
60
45
30
15
0
2003
2004
2005
net profit margin
return on sales
profit margin

LOANS STRUCTURE OF THE COMPANY


77.9%
16.9%
5.2%
short-term liabilities
long-term payables and deferred tax liabilities
long-term loans and debts

COMPANY'S DEBT STRUCTURE (thousands of RUB)

Metric	1 January 2005	1 January 2006
Total accounts payable	21,913,176	7,525,606
including:		
Bank loans and other debt	**4,021,304**	**4,137,495**
short-term	0	3,740,000
long-term	4,021,304	397,495
Accounts payable	**17,891,872**	**3,388,111**
short-term	15,425,576	2,096,366
long-term	2,466,296	1,291,745

COPY OF THE AUDITOR'S REPORT

Following is the Auditor's Report by ZAO "PricewaterhouseCoopers Audit" on statutory financial (accounting) statements of the Russian Open Joint Stock Company of Energy and Electrification "UES of Russia" (OAO RAO "UES of Russia") for FY2005. Said financial statements are not included in this Annual Report. Accordingly, all references in the auditor's report to the "Attached Financial Statements" and to the information contained in the "Notes to the Financial Statements" refer to the documents not included in this Annual Report. This Auditor's report applies only to the 2005 Financial Statements of OAO RAO "UES of Russia" and the explanatory notes to them. Copies of these documents are available on request from OAO RAO "UES of Russia".

PRICEWATERHOUSECOOPERS

Closed Joint Stock Company
PricewaterhouseCoopers Audit
(ZAO PwC Audit)
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (495) 967 6000
Facsimile +7 (495) 967 6001

AUDITOR'S REPORT
on statutory financial (accounting) statements of the Russian Open Joint Stock Company of Energy and Electrification «UES of Russia»

To the shareholders of the Russian Open Joint Stock Company of Energy and Electrification «UES of Russia»:

1 We have audited the attached statutory financial (accounting) statements of the Russian Open Joint Stock Company of Energy and Electrification «UES of Russia» (hereinafter referred to as the Company) for the period from 1 January up to 31 December 2005. Statutory financial (accounting) statements of the Company consist of Balance Sheet, Profit and Loss Account, Statement of Changes in Equity, Cash Flow Statement, Supplement to the Balance Sheet, Explanatory Notes (hereinafter all the statements together are called «statutory financial (accounting) statements»). The statutory financial (accounting) statements were prepared by the management of the Company in accordance with the legislation of the Russian Federation applicable to statutory financial (accounting) statements preparation. Such statutory financial (accounting) statements differ to a significant extent from those prepared in accordance with the International Financial Reporting Standards.

2 Preparation of the statutory financial (accounting) statements is the responsibility of the executive body of the Company. Our responsibility as auditors is to express our opinion on fairness in all material respects of these statutory financial (accounting) statements and on whether accounting is conducted in accordance with the Russian legislation based on our audit.

3 We conducted our audit in accordance with The Federal Law «On auditing activity», Federal Auditing Standards, International Standards on Auditing and our internal standards. Our audit was planned and performed to obtain reasonable assurance about whether the statutory financial (accounting) statements are free of material misstatement. The audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statutory financial (accounting) statements, assessing compliance with accounting principles, techniques and rules of statutory financial (accounting) statements preparation, evaluating significant estimates made by the management of the Company and also assessment of statutory financial (accounting) statements presentation. We believe that our audit provides a reasonable basis for our opinion on these statutory financial (accounting) statements and on whether accounting is conducted in accordance with the Russian legislation.

TRANSLATOR'S EXPLANATORY NOTE: The above translation of the Auditor's report is provided as a free translation from Russian, which is the official and binding version. The English translation of enclosed financial statements does not contain the English translation of the Explanatory Notes, which are enclosed in the official Russian version of the Auditor's report.

PRICEWATERHOUSECOOPERS

AUDITOR'S REPORT

4 The Company is accounting for fixed assets at revalued (replacement) cost. The last revaluation was performed as at 1 January 2002. Changes in the economy which took place during the period since the date of the last revaluation give an evidence of material change of the revalued (replacement) cost of these fixed assets, which was not recognized in the Company's 2005 statutory financial (accounting) statements.

5 *In our opinion, except for the effect of such adjustments, if any, as might have been required had we been able to examine sufficient evidence regarding the matters referred to in paragraph 4 of this report, the statutory financial (accounting) statements of the Company attached to this auditor's report present fairly, in all material respects, the financial position of the Company as at 31 December 2005 and financial results of its operations for the period from 1 January up to 31 December 2005 in accordance with requirements of the legislation of the Russian Federation applicable to statutory financial (accounting) statements preparation.*

6 Without changing our opinion about fairness of the statutory financial (accounting) statements, we draw attention to the following:

6.1 the information about reasons of not recognition of Company's financial investments at their market value is set out in paragraph 3.3. of the Company's 2005 Explanatory Notes. The Company based this decision on the following: application of market prices to controlling stakes of shares of subsidiaries, the disposal of which is impossible due to specifics of regulation and Company's operations, would not allow to fairly present the financial position and financial results of the Company for the year 2005.

6.2 after the date of approval of statutory financial (accounting) statements, the Board of Directors of the Company has made a decision to recommend to the Annual Shareholders' Meeting to approve dividends on ordinary shares of RR 0.0574 per share, which amounts to RR 2 355 793 thousand, and on preference shares -- RR 0.1939 per share, which amounts to RR 403 371 thousand.

22 May 2006

Director of joint stock company — A.V. Chmel

Statutory auditor
Certificate No K 009380
for general audit (termless) — R.F. Mukhametrakhimova

TRANSLATOR'S EXPLANATORY NOTE: The above translation of the Auditor's report is provided as a free translation from Russian, which is the official and binding version. The English translation of enclosed financial statements does not contain the English translation of the Explanatory Notes, which are enclosed in the official Russian version of the Auditor's report.

Assessment of the auditor's report on the 2005 statutory financial (accounting) statements of OAO RAO "UES of Russia" prepared by ZAO "PricewaterhouseCoopers Audit"

The Audit Committee under the Board of Directors of OAO RAO "UES of Russia" controlled the preparation of the Company's financial (accounting) statements on behalf of the Board of Directors. It was the duty of the Company's management to ensure that the financial statements are prepared and checked by the internal control divisions. The Audit Committee discussed with the external auditors of the Company the audit process, efficiency of the Company's internal control systems, and the quality of financial statements. The Audit Committee also reviewed the Auditor's report on the statutory financial (accounting) statements of the Company and made the following conclusions:

1. The Audit Committee has reviewed and discussed the Auditor's report and the financial statements with the Company's management.
2. The Audit Committee has also discussed with the auditors the key points of their report.
3. Having reviewed the materials and comments received from the Company's management and auditors, the Audit Committee recommends that the Board of Directors approve the statutory financial (accounting) statements of the Company and the Auditor's Report, and submit them for shareholder approval at the Annual General Meeting of the Company.

Chairman of the Audit Committee under the Board of Directors of RAO "UES of Russia"

Seppo Remes

FINANCIAL STATEMENTS OF OAO RAO "UES OF RUSSIA" FOR 2005

BALANCE SHEET OF OAO RAO "UES RUSSIA"* (thousands of RUB)

	1 January 2005	31 December 2005
ASSETS	**335,498,116**	**338,559,586**
Intangible assets	1,771	1,771
Fixed assets	13,361,328	5,902,138
Construction in progress	8,253,218	6,266,100
Income-bearing investments in physical assets	–	292,126
Long-term investments	238,318,998	265,328,691
Deferred tax assets	–	–
Other non-current assets	–	–
Inventories	513,552	641,657
Value Added Tax on goods purchased	1,270,174	970,904
Accounts receivable (with payments expected beyond 12 months after reporting date)	32,610,735	25,761,571
Accounts receivable (with payments expected during 12 months after reporting date)	23,922,171	22,519,373
Short-term financial investments	15,094,548	8,920,137
Cash	2,144,764	1,951,110
Other current assets	6,857	4,008
LIABILITIES AND EQUITY	**335,498,116**	**338,559,586**
Shareholders' equity	21,558,452	21,558,452
Treasury shares	(30)	(30)
Capital surplus	102,208,499	97,841,613
Capital reserve	3,234,156	3,234,156
Targeted financing	–	–
Undistributed profit of previous years	186,513,913	187,368,092
Undistributed profit of reporting year	–	20,897,729
Long-term loans and debt	4,021,304	397,495
Deferred tax liabilities	830,727	785,943
Other long-term liabilities	1,635,569	505,802
Short-term loans	–	3,740,000
Accounts payable	15,255,452	1,875,979
Liabilities on income payable to members (founders)	170,124	220,387
Unearned revenue	69,950	133,968
Provisions for future expenses and payments	–	–
Other short-term liabilities	–	–

* Abbreviated Balance Sheet of OAO RAO "UES of Russia"

INCOME STATEMENT OF OAO RAO "UES RUSSIA" (thousands of RUB)

	2004	2005
Net profit from the sale of goods, products, works, and services (less VAT, excise taxes, and other required payments)	**34,460,744**	**28,094,498**
Cost of goods, products, works, and services sold	(6,114,321)	(1,419,734)
Gross profit	28,346,423	26,674,764
Selling expenses	(471,396)	(190,118)
Administrative expenses	(3,629,247)	(4,116,923)
Sales profit	**24,245,780**	**22,367,723**
Interest receivable	1,617,568	847,049
Interest payable	(714,327)	(379,963)
Income from shares in other companies	7,596,202	4,484,526
Other operating income	94,158,606	78,941,277
Other operating expenses	(98,098,267)	(79,839,292)
Non-operating income	1,488,830	396,062
Non-operating expenses	(3,061,853)	(1,853,148)
Profit before taxes	**27,232,539**	**24,964,234**
Profit tax and other similar mandatory payments	(3,154,366)	(4,066,505)
Profit on ordinary activities	**24,078,173**	**20,897,729**
Extraordinary income	67	–
Extraordinary expenses	(9,727)	–
Net profit (undistributed profit) of reporting period	**24,068,513**	**20,897,729**

The information given above has been taken by the management of RAO "UES of Russia" from the complete financial statements prepared in accordance with the Russian Accounting Standards for 2005. Said financial statements are not included in full in this Annual Report. The Company's complete statutory financial statements according to the Russian Accounting Standards are available on request from OAO RAO "UES of Russia".

RAO UES GROUP FINANCIAL RESULTS

The combined report on the Group's financial results is a summary of financial statements of OAO RAO "UES of Russia" and its subsidiaries, and includes information on the dependent companies as provided by the Methodological Recommendations for Preparation and Presentation of Combined Financial Statements approved by Order of the Ministry of finance of Russia No. 112 dated 30 June 1996.

In 2005, the revenue of RAO UES Group from sales of goods, products, works, and services amounted to RUB785.6 billion, up RUB105.4 billion or 15.5% over 2004.

The Group's operating expenses in 2005 increased by RUB103.1 billion, or 17.9%, to RUB677.5 billion.

The revenue growth was driven by both increased output of core products and adjustment of electricity tariffs.

The expenses grew faster than income, which was due to the actual inflation and fuel price hikes outpacing electricity tariff increases. This reduced the Group's sales profitability.

The sales profitability in the reporting period declined by 1.7 percentage points to 13.8% from 15.5% in 2004.

Compared to 2004, the electricity revenue rose 14.1%, while the production and selling expenses increased 18.4%.

The net profitability of electricity sales declined to 16.5 kopecks per RUB1 of sales revenue from 17.9 kopecks per RUB1 in 2004.

The heat sales revenue was up 17.0%, while the cost of heat generation declined 13.8%, which resulted in year-end profit of RUB495 million compared to the loss of RUB2,787 million incurred the year before. The heat sales profitability increased by 2.8 percentage points as compared to 2004.

Virtually all electricity transmission and distribution services (network services) are sold within the Group. In 2005, the value of services in this segment amounted to RUB14.3 billion. Compared to the year before, profitability of electricity transmission and distribution services increased by 0.4% to 18.4%. The profit from sale of network services in 2005 reached RUB2.6 billion, up from RUB1.9 billion in 2004.

The "other products" segment (6,2% of the total revenues) comprises revenues of research and development firms, service providers, management companies, and other entities, and the revenues of the generation, grid, and energy retail companies from the sale of other products, goods, and services. In 2005, the profitability of sales of other products, goods, and services stood at 25.3%.

The corporate profit tax declined by RUB2.6 billion compared to 2004, which was due to the write-off of restructured tax fines.

As a result, the net profit margin decreased marginally in 2005 to 6.7 kopecks per RUB1 of sales revenue from 6.9 kopecks per RUB1 in 2004.

The Group posted a net profit of RUB52.9 billion in 2005, which represents an increase of RUB5.5 billion compared to 2004.

Assumptions used in the preparation of consolidated financial statements of RAO UES Group.

The following assumptions were used in the preparation of the Group's combined financial results for 2005:

- the "Selling expenses" and "Administrative expenses" are not included in the Combined financial results. These expenses were allocated to the cost of products (services) by kinds of activity pro rata to the share of revenue from each kind of activity in the total revenues from the sale of goods (services);
- the intragroup revenue from electricity and heat sales and the intragroup cost of products (services) of the relevant activities were eliminated in equal amounts;
- the intragroup revenue from the sale of products, works, and services of service providers and non-core companies, and the intragroup cost of products, works, and services were eliminated in equal amounts;
- the intragroup other operating and non-operating income and expenses are eliminated in equal amounts;
- compensation of the difference in tariffs (subsidies and subventions) reflected in the non-operating revenues, is reclassified and is treated as revenue from electricity and heat sales;
- the financial results of joint ventures were not included.

INCOME STATEMENT OF RAO UES GROUP* (millions of RUB)

Metric	2004	2005	change, (+/-)	Growth index
INCOME AND EXPENSES ON ORDINARY ACTIVITIES				
Net revenue from sale of products (services), total, including	**680,203**	**785,646**	**105,443**	**115.5**
Electricity	515,022	587,822	72,800	114.1
Heat	115,003	134,563	19,560	117.0
Network services	9,095	14,261	5,166	156.8
Other products or services of an industrial and non-industrial nature	41,083	49,000	7,917	119.3
Cost of products (services), total, including:	**(574,485)**	**(677,540)**	**103,055**	**117.9**
Electricity	(418,403)	(495,247)	76,844	118.4
Heat	(117,790)	(134,062)	16,272	113.8
Network services	(7,226)	(11,635)	4,409	161.0
Other products or services of an industrial and non-industrial nature	(31,066)	(36,596)	5,530	117.8
Sales profit	105,718	108,106	2,388	102.3
OTHER INCOME AND EXPENSES				
Interest receivable	2,183	1,183	-1,000	54.2
Interest payable	(8,616)	(8,913)	297	103.4
Income from shares in other companies	339	362	23	106.8
Other operating income	180,556	168,451	-12,105	93.3
Other operating expenses	(203,440)	(183,813)	-19,627	90.4
Non-operating income	23,020	17,256	-5,764	75.0
Non-operating expenses	(33,018)	(33,271)	253	100.8
Net operating and non-operating income (expenses)	(38,976)	(38,745)	-231	99.4
Profit before taxes	**66,742**	**69,361**	**2,619**	**103.9**
Income tax and other similar mandatory payments	(19,509)	(16,649)	-2,860	85.3
Extraordinary income	545	523	-22	96.0
Extraordinary expenses	(400)	(377)	-23	94.3
NET PROFIT	**47,378**	**52,858**	**5,480**	**111.6**

* Consolidated data under the Russian Accounting Standards



third law of thermodynamics:

The entropy change for isothermal processes at absolute zero of temperature is zero

$$DS(T=0)=0$$

APPENDIXES



MAJOR CORPORATE EVENTS IN 2005

1 January
State registration is granted to 26 new energy companies spun off, according to the basic restructuring plan, from the following regional energos: OAO "Volgogradenergo", OAO "Karelenergo", OAO "Kostromaenergo", OAO "Marienergo", OAO "Udmurtenergo", OAO "Chuvashenergo", OAO "Vladimirenergo", OAO "Ivenergo", and OAO "Penzaenergo".

11 January
State registration is granted to 22 new energy companies spun off, according to the basic restructuring plan, from the following regional energos: OAO "Astrakhanenergo", OAO "Lipetskenergo", OAO "Rostovenergo", OAO "Ryazanenergo", OAO "Tambovenergo", OAO "Tverenergo", and OAO "Yarenergo".

13 January
In Dushanbe, Management Board Chairman of RAO "UES of Russia" Anatoly Chubais, Energy Minster of the Republic of Tajikistan Jurabek Nurmakhmatov, and Energy Minister of the Islamic Republic of Iran Habibollah Bitaraf sign a Tripartite Protocol for the completion of construction and operation of the Sangtuda HPP-1 and Sangtuda HPP-2 in the Republic of Tajikistan. Under the Protocol, the construction of Sangtuda HPP-1 is to be fully completed by Russia and Tajikistan.

14 January
State registration is granted to OAO "Ivanovo Management Energy Company" spun off from OAO "Ivenergo" as a result of restructuring in accordance with the basic plan.

15 January
State registration is granted to OAO "Vladimir Energy Company" spun off from OAO "Vladimirenergo" as a result of restructuring in accordance with the basic plan.

28 January
The Board of Directors of RAO "UES of Russia" approves the Revised Methodology for Calculating the Company's Dividends incorporating amendments on the procedure to be used to calculate dividends on ordinary shares.

31 January
State registration is granted to OAO "Chelyabinsk Generation Company", OAO "Chelyabinsk Management Energy Company", OAO "Chelyabenergosbyt", and OAO "Yuzhnouralskaya TPP", the companies spun off from OAO "Chelyabenergo" reorganized according to the basic plan.

31 January
RAO "UES of Russia" and the US-based General Electric International Inc. sign a Memorandum of Understanding. The document is intended to enhance cooperation in the field of heat and hydro generation, power engineering, investments and renewable electricity generation.

1 February
State registration is granted to 13 new energy companies spun off, according to the basic restructuring plan, from the following regional energos: OAO "Kurskenergo", OAO "Mordovenergo", OAO "Nizhnovenergo", and OAO "Smolenskenergo".

1 February
OAO "Territorial Generation Company 14" (OAO "TGC-14") starts operations.

24 February
A project is launched in the Ivanovo Region to modernize the Ivanovskaya TPP. Under the project, two PGU-325 MW combined-cycle turbines are planned to be installed at the power plant.

25 February
The Board of Directors of RAO "UES of Russia" unanimously approves the establishment of OAO "TGC-2", OAO "TGC-4", and OAO "TGC-6" as the Company's wholly owned subsidiaries. The TGCs are expected to operate under lease arrangements.

25 February
The Board of Directors of RAO "UES of Russia" approves the basic restructuring plan for OAO "Kurganenergo" and the restructuring plan for OAO "Kalm-energo".

28 February
State registration is granted to OAO "Urals and Volga Interregional Distribution Company" (OAO "Urals and Volga IDC").

4 March
State registration is granted to OAO "Fourth Generation Company of the Wholesale Electricity Market" (OAO "WGC-4").

9 March
State registration is granted to OAO "Second Generation Company of the Wholesale Electricity Market" (OAO "WGC-2").

16 March
RAO "UES of Russia" is named winner of All-Russia Awards "Best State Customer 2004" in the category "Best Customer among Natural Monopolies".

17 March
State registration is granted to OAO "Sixth Generation Company of the Wholesale Electricity Market" (OAO "WGC-6").

22 March
State registration is granted to OAO "Territorial Generation Company 5" (OAO "TGC-5").

22 March
State registration is granted to OAO "Territorial Generation Company 8" (OAO "TGC-8").

23 March
State registration is granted to OAO "First Generation Company of the Wholesale Electricity Market" (OAO "WGC-1").

25 March
The Board of Directors of RAO "UES of Russia" resolves to create the Personnel and Remunerations Committee.

25 March
The Board of Directors of RAO "UES of Russia" approves the restructuring plan for OAO "Kamchatskenergo" using a scenario different from the basic one.

25 March
The Board of Directors of RAO "UES of Russia" approves the turnaround and restructuring plan for OAO "Ingushenergo", OAO "Kabbalkenergo", OAO "Karachaevo-Cherkesskenergo", OAO "Sevkavkazenergo", which are run by OAO "Caucasus Energy Management Company" (OAO "CEMC").

25 March
State registration is granted to OAO "Territorial Generation Company 1" (OAO "TGC-1").

30 March
State registration is granted to OAO "Territorial Generation Company 10" (OAO "TGC-10").

31 March
State registration is granted to six new energy companies spun off, according to the basic restructuring plan, from OAO "Tomskenergo".

1 April
State registration is granted to 44 new energy companies spun off from OAO "Belgorodenergo", OAO "Mosenergo", OAO "Novgorodenergo", OAO "Stavropolenergo", OAO "Arkhenergo", OAO "Nizhnovenergo", OAO "Oryolenergo", OAO "Permenergo", OAO "Sverdlovenergo", and OAO "Tulenergo".

1 April
OAO "Territorial Generation Company 9" (OAO "TGC-9") starts operations.

11 April
The Management Board of RAO "UES of Russia" approves the Concept Paper for the Company's Technical Policy for implementation of investment projects to build new or modernize and upgrade the existing energy facilities of the Holding Company.

15 April
RAO "UES of Russia" starts construction of Sangtuda HPP-1 in the Republic of Tajikistan.

19 April
Boris Ayuyev, member of the Management Board of RAO "UES of Russia" and Chairman of the Management Board of OAO "UES SO-CDA", and Martin Fuchs, President of UCTE and President of E.ON Netz, sign in Brussels, Belgium, an Agreement on Cooperation in the Preparation of a Feasibility Study on Synchronous Interconnection of the Energy Systems in the Western, Central, and Southern Europe with the UES of Russia and the energy systems of the CIS and Baltic states, which operate in parallel with the CIS/Baltics' energy systems.

19 April
State registration is granted to OAO "Territorial Generation Company 2" (OAO "TGC-2").

20 April
State registration is granted to OAO "Territorial Generation Company 4" (OAO "TGC-4").

26 April
The Board of Directors of RAO "UES of Russia" makes changes to the restructuring plan for OAO "Krasnoyarskenergo" as approved 3 September 2004.

27 April
State registration is granted to OAO "Territorial Generation Company 6" (OAO "TGC-6").

1 May
A transitional wholesale electricity (capacity) market is launched in Siberia.

1 May
State registration is granted to three new energy companies spun off from OAO "Kirovenergo": OAO "Vyatskaya Electricity and Heat Company", OAO "Kirovenergosbyt", and OAO "Kirovenergo Management Company".

3 May
State registration is granted to OAO "Dagestan Heat Generation Company" and OAO "Dagenergo Management Company" spun off from OAO "Dagenergo".

25 May
A major blackout occurs in the Moscow's power grid which leads to power outage in part of the city and some neighbouring regions. Power to socially important facilities is restored by 18:00 hours on the same day. By 16:00 hours on 26 May, power is fully restored to all customers.

26 May
The CIS Electrical Energy Council, presided by Anatoly Chubais, holds its 27th Session in Moscow, Russia.

27 May
The Board of Directors of RAO "UES of Russia" approves the basic restructuring plan for OAO "Komienergo".

1 June
RAO "UES of Russia" becomes a full member of e7, the international non-profit organization (Forum) comprised of the nine leading electricity companies from the G8 countries.

8 June
A project is launched to build Power Unit No. 2 with an installed capacity of 450 MW at the Severo-Zapadnaya CHPP.

14 June
State registration is granted to OAO "Norilsk-Taymyr Energy Company" (OAO "NTEC"). OAO "NTEC" is set up as an operating company which leases energy assets from OAO "MMC "Norilsk Nickel" and OAO "Taymyrenergo".

24 June
The Board of Directors of RAO "UES of Russia" hears and notes the report on the investigation by the Company's Task Force into the causes of the major blackout in the Moscow energy system's grid on 25-26 May 2005, and unanimously approves the guidelines for action plan to increase reliability of the UES of Russia.

24 June
The Board of Directors of RAO "UES of Russia" approves the basic restructuring plan for OAO "Kuzbassenergo".

28 June
OAO "Orenburgenergo" and OAO "Khabarovskenergo" sign an agreement with the Danish Environmental Protection Agency (DEPA) to sell, via the Kyoto Protocol mechanism, the "emissions reductions units" generated by the modernization projects at the power plants in the Khabarovsk Kray and Orenburg Region.

29 June
The AGM of OAO RAO "UES of Russia" is held in Zelenograd. Shareholders approve the Company's Annual Report, decide on dividend payment, and elect the Board of Directors, the Auditing Commission, and the Company Auditors.

30 June
State registration is granted to OAO "Territorial Generation Company 13" (OAO "TGC-13").

1 July
The Board of Directors of RAO "UES of Russia" approves the winding up of 34 management companies previously spun off from the regional energos.

1 July
State registration is granted to 15 new energy companies spun off, according to the basic restructuring plan, from the following regional energos: OAO "Dagenergo", OAO "Orenburgenergo", OAO "Tyumenenergo", and OAO "Khakasenergo".

1 July
RAO UES Management Board Chairman Anatoly Chubais and China's State Power Grid Corp. General Manager Liu Zhenya sign an Agreement on Long-Term Cooperation between RAO "UES of Russia" and China's State Power Grid Corp. The ceremony to sign the Agreement is held in Kremlin in the presence of Russian President Vladimir Putin and China's Chairman Hu Jintao.

1 July
OAO "Territorial Generation Company 5" (OAO "TGC-5") and OAO "Territorial Generation Company 8" (OAO "TGC-8") start operations.

4 July
State registration is granted to OAO "Siberia Interregional Distribution Company" (OAO "Siberia IDC"). The process to register all the IDCs is completed.

6 July
Kazakhstan's Minister of Energy and Mineral Resources Vladimir Shkolnik and Andrey Rappoport, member of the Management Board of OAO RAO "UES of Russia", sign in Astana a Protocol on the creation of a Russia-Kazakhstan Joint Venture on the basis of OAO "Station Ekibastuzskaya TPP-2".

9 July
RAO "UES of Russia" and RUSAL sign a Memorandum of Intent on implementing a joint business project to complete the construction of the Boguchanskaya HPP and build a new aluminium smelter.

27 July
State registration is granted to six new energy companies spun off, according to the basic restructuring plan, from OAO "Kamchatskenergo".

29 July
The Board of Directors of RAO "UES of Russia" makes amendments to the restructuring plan for OAO "Kubanenergo" approved 31 October 2003.

1 August
State registration is granted to OAO "Volzhskaya Territorial Generation Company" ("OAO "TGC-7").

3 August
State registration is granted to the companies spun off, according to the basic restructuring plan, from OAO "Omskenergo": OAO "Omsk Electricity Generation Company", OAO "Omsk Management Energy Company", and OAO "Omsk Energy Retail Company".

8 August
First shares of the energy companies established in the course of regional energos' restructuring are floated on the stock market. ZAO "MICEX Stock Exchange" includes the shares of OAO "Lipetsk Generation Company", OAO "Tambov Energy Retail Company", and OAO "Tambov Generation Company" in its List of non-listed securities.

26 August
State registration is granted to OAO "Territorial Generation Company 11" (OAO "TGC-11").

29 August
The Management Board of RAO "UES of Russia" approves the Programme of Actions to Improve Reliability of the UES of Russia prepared pursuant to the Board resolution of 24 June 2005.

1 September
State registration is granted to 29 transmission (trunk grid) companies spun off, according to the basic restructuring plan, from the following regional energos: OAO "Arkhenergo", OAO "Astrakhanenergo", OAO "Bryanskenergo", OAO "Chelyabenergo", OAO "Chuvashenergo", OAO "Dagenergo", OAO "Ivenergo", OAO "Karelenergo", OAO "Kirovenergo", OAO "Kostromaenergo", OAO "Kurskenergo", OAO "Lipetskenergo", OAO "Marienergo", OAO "Mordovenergo", OAO "Nizhnovenergo", OAO "Omskenergo", OAO "Penzaenergo", OAO "Rostovenergo", OAO "Ryazanenergo", OAO "Smolenskenergo", OAO "Tambovenergo", OAO "Tverenergo", OAO "Tulenergo", OAO "Tyumenenergo", OAO "Udmurtenergo", OAO "Vladimirenergo", OAO "Volgograd-energo", OAO "Voronezhenergo", OAO "Yarenergo".

2 September
The Board of Directors of RAO "UES of Russia" adopts the plan to restructure the energy systems in the Russian Far East according to a scenario different from the basic one, and approves the package of measures to implement the plan.

14 September
Shares of the first company of the wholesale electricity market are floated on the stock market: ZAO "MICEX Stock Exchange" includes the ordinary shares of OAO "Fifth Generation Company of the Wholesale Electricity Market" (OAO "WGC-5") in its List of non-listed securities.

19 September
As a measure to increase capitalization of OAO "WGC-5" and expand the pool of the company's potential investors, WGC-5 and Deutsche Bank launched an unsponsored GDR program for OAO "WGC-5" on the major European securities markets, The London Stock Exchange (LSE) and Deutsche Boerse in Frankfurt.

1 October
OAO "Territorial Generation Company 1" (OAO "TGC-1") starts operations.

1 October
State registration is granted to 16 new energy companies spun off, according to the basic restructuring plan, from the following regional energos: OAO "Vologdaenergo", OAO "Kolenergo", OAO "Krasnoyarskenergo", and "Smolenskenergo".

1 October
State registration is granted to the transmission (trunk grid) companies spun off from OAO "Oryolenergo" and OAO "Orenburgenergo".

1 October
OAO "Norilsk-Taymyr Energy Company" (OAO "NTEC") starts operations.

3 October
State registration is granted to the transmission (trunk grid) companies spun off from the previously unbundled regional energos: OAO "Permenergo" and OAO "Sverdlovenergo".

3 October
State registration is granted to OAO "Moscow Management Energy Company" (OAO "MMEC").

4 October
The Board of Directors of RAO "UES of Russia" unanimously approves the purchase of a 22.43% stake in OAO "Power Machines".

6 October
The Russian Government broadly approves the Investment Programme 2006 of OAO RAO "UES of Russia".

7 October
Deputy Chairman of the Management Board of OAO RAO "UES of Russia" Yakov Urinson becomes Chairman of the Board of Directors of OAO "Russian Communal Systems".

18 October
State registration is granted to OAO "Severo-Ossetinskaya Hydrogeneration Company".

20 October
The balancing market of the wholesale electricity market is launched in Russia pursuant to Resolution of the Russian Government No. 620 of 17 October 2005.

20 October
In the annual "Russia's Leading Managers" rating conducted by the Institutional Investor Magazine, a leading international business publication, Chairman of the Management Board of RAO "UES of Russia" Anatoly Chubais is named, for the second consecutive year, Russia's Top Business Leader in electricity industry.

21 October
OAO RAO "UES of Russia" fully and timely pays the interest and redeems RUB3 billion of its Series 2 interest-bearing bonds.

28 October
State registration is granted to OAO "Kalmenergosbyt".

28 October
The first power unit with an installed capacity of 450 MW is brought on line at the Kaliningradskaya CHPP-2.

3 November
State registration is granted to OAO "Karachaevo-Cherkessk Hydrogeneration Company".

6 November
Hydrogeneration unit No. 4 of 335 MW is put into commercial operation at the Bureyskaya HPP. The station's installed capacity reaches 1,005 MW.

11 November
RAO "UES of Russia" tops the Expert-400 ranking compiled by Expert RA Rating Agency in the category "Leader of National Economy".

14 November
State registration is grated to OAO "Kabardino-Balkaria Hydrogeneration Company".

25 November
The Board of Directors of RAO "UES of Russia" notes the progress report on the implementation of the electricity reform in the Russian Federation. The Board members review the results of the reform efforts over the period since the Board considered the issue on 29 October 2004.

7 December
RAO "UES of Russia" purchases, pursuant to the Board resolution of 4 October 2005, a 22.43% stake in OAO "Power Machines".

23 December
The Board of Directors of RAO "UES of Russia" approves the sale of its 100% stake in OAO "Taymyrenergo" in an auction.

30 December
State registration is granted to seven new energy companies spun off, according to the basic restructuring plan, from the following regional energos: OAO "Chitaenergo" and OAO "Buryatenergo".

MARKET FOR SHARES OF OAO RAO "UES OF RUSSIA"

Ordinary shares of OAO RAO "UES of Russia" are included in the Quotation Lists A, Level 1, on ZAO "MICEX Stock Exchange" (ZAO "MICEX SE"), Non-Profit Partnership "Russian Trading System Stock Exchange" (NP "RTS SE"), and OAO "Russian Trading System Stock Exchange" (OAO "RTS SE").

The Company's preferred shares are included in the Quotation List A, Level 1, on ZAO "MICEX SE" and the Quotation List A, Level 2, on NP "RTS SE".

Preferred shares of OAO RAO "UES of Russia" are also admitted to trading on OAO "RTS Stock Exchange" (i.e. they are included in the Part of the List "Securities admitted to trading but not included in the quotation lists).

TICKERS OF RAO UES SHARES ON RUSSIA'S MAJOR STOCK EXCHANGES

	Ordinary shares	Preferred shares
NP "RTS SE"	EESR	EESRP
ZAO "MICEX SE"	EESR	EESRP
OAO "RTS SE"	EESRG	EESRPG

TRADING VOLUMES IN RAO UES SHARES ON RUSSIA'S MAJOR STOCK EXCHANGES, 2005 (millions of US dollars)

	NP "RTS SE"	ZAO "MICEX SE"
Quarter 1	220.45	7,154.42
Quarter 2	192.55	5,290.12
Quarter 3	638.93	10,316.63
Quarter 4	524.05	13,638.63

In 1997, the Company established a Level I ADR program for its ordinary shares. RAO UES DRs are traded on OTC markets in the USA, Great Britain, Germany, and Austria. The DR program for preferred shares was launched in May 2000.

In December 2001, the sponsored ADR programs were transferred from the Bank of New York to the Successor Depositary Bank, Deutsche Bank Trust Company Americas. The unsponsored Reg S GDR program is handled, as before, by the Bank of New York. In April 2004, OAO RAO "UES of Russia" and Deutsche Bank Trust Company Americas entered into a Deposit Agreement for a sponsored Reg S GDR program.

SHARE OF OAO RAO "UES OF RUSSIA" STOCKS IN OVERALL EQUITIES TRADING, 2005



RTS SE
75.80%
24.20%
MICEX SE
74.33%
25.67%
RAO UES shares
shares of other issuers

DR PRICES FOR RAO UES SHARES, US dollars



55
50
45
40
35
30
25
20
15
03.01.05
13.01.05
23.01.05
02.02.05
12.02.05
22.02.05
04.03.05
14.03.05
24.03.05
03.04.05
13.04.05
23.05.05
03.05.05
13.05.05
23.05.05
02.06.05
12.06.05
22.06.05
02.07.05
12.07.05
22.07.05
01.08.05
11.08.05
21.08.05
31.08.05
10.09.05
20.09.05
30.09.05
10.10.05
20.10.05
30.10.05
09.11.05
19.11.05
29.11.05
09.12.05
19.12.05
29.12.05
DR (ordinary shares)
DR (preferred shares)

RTS SE: STOCK PRICE DYNAMICS, US dollars



0.45
0.40
0.35
0.30
0.25
0.20
0.15
11.01.05
21.01.05
31.01.05
10.02.05
20.02.05
02.03.05
12.03.05
22.03.05
01.04.05
11.04.05
21.04.05
01.05.05
11.05.05
21.05.05
31.05.05
10.06.05
20.06.05
30.06.05
20.07.05
20.07.05
30.07.05
09.08.05
19.08.05
29.08.05
08.09.05
18.09.05
28.09.05
08.10.05
18.10.05
28.10.05
07.11.05
17.11.05
27.11.05
07.12.05
17.12.05
27.12.05

MICEX SE: STOCK PRICE DYNAMICS, US dollars



0.45
0.40
0.35
0.30
0.25
0.20
0.15
11.01.05
21.01.05
31.01.05
10.02.05
20.02.05
02.03.05
12.03.05
22.03.05
01.04.05
11.04.05
21.04.05
01.05.05
11.05.05
21.05.05
31.05.05
10.06.05
20.06.05
30.06.05
20.07.05
20.07.05
30.07.05
09.08.05
19.08.05
29.08.05
08.09.05
18.09.05
28.09.05
08.10.05
18.10.05
28.10.05
07.11.05
17.11.05
27.11.05
07.12.05
17.12.05
27.12.05
ordinary shares
preferred shares

RAO UES SUBSIDIARIES WITH SHARES FLOATED ON STOCK MARKETS*

Company	Class of shares	OAO "RTS SE"	NP "RTS SE"	ZAO "MICEX SE"
OAO "Amurenergo"	ord.	AMENG	AMEN	-
	pref.	AMENPG	AMENP	-
OAO "Arkhenergo"	ord.	ARHEG	ARHE	-
	pref.	ARHEPG	ARHEP	-
OAO "Arkhangelsk Retail Company"	ord.	ARSBG	ARSB	ARSB
	pref.	ARSBPG	ARSBP	ARSBP
OAO "Arkhangelsk Generation Company"	ord.	-	-	ARGR
	pref.	-	-	ARGRP
OAO "Astrakhanenergo"	ord.	ASREG	ASRE	ASRE
OAO "Astrakhan Regional Generation Company"	ord.	ASGRG	ASGR	ASGR
OAO "Astrakhan Energy Retail Company"	ord.	ASSBG	ASSB	ASSB
OAO "Belgorodenergo"	ord.	BLRSG	BLRS	BLRS
	pref.	BLRSPG	BLRSP	BLRSP
OAO "Belgorod Retail Company"	ord.	BLSBG	BLSB	BLSB
	pref.	BLSBPG	BLSBP	BLSBP
OAO "Heat Energy Company"	ord.	BLGRG	BLGR	BLGR
	pref.	BLGRPG	BLGRP	BLGRP
OAO "Bashkirenergo"	ord.	BEGYG	BEGY	-
	pref.	BEGYGG	BEGYG	-
OAO "Bryanskenergo"	ord.	-	-	BREN
	pref.	-	-	BRENP
OAO "Bryansk Generation Company"	ord.	BNGRG	BNGR	BNGR
	pref.	BNGRPG	BNGRP	BNGRP
OAO "Bryansk Retail Company"	ord.	BNSBG	BNSB	BNSB
	pref.	BNSBPG	BNSBP	BNSBP
OAO "Volgogradenergo"	ord.	VGENG	VGEN	-
	pref.	VGENPG	VGENP	-
OAO "Volgogradenergosbyt"	ord.	VGSBG	VGSB	VGSB
	pref.	VGSBPG	VGSBP	VGSBP
OAO "Volzhskaya Generation Company"	ord.	VZGRG	VZGR	VZGR
	pref.	VZGRPG	VZGRP	VZGRP
OAO "Vologdaenergo"	ord.	VOLEG	-	VOLE

* As at 1 April 2006

Company	Class of shares	OAO "RTS SE"	NP "RTS SE"	ZAO "MICEX SE"
OAO "Voronezhenergo"	ord. pref.	VZENG VZENPG	VZEN VZENP	- -
OAO "Voronezh Generation Company"	ord. pref.	VRGRG VRGRPG	VRGR VRGRP	VRGR VRGRP
OAO "Voronezh Energy Retail Company"	ord. pref.	VRSBG VRSBPG	VRSB VRSBP	VRSB VRSBP
OAO "Vladimirenergo"	ord.	-	VLEN	VLEN
OAO "Vladimir Generation Company"	ord.	VDGRG	VDGR	VDGR
OAO "Vladimir Energy Retail Company"	ord.	VDSBG	VDSB	VDSB
OAO "Dalenergo"	ord. pref.	- -	- -	DALE DALEP
OAO "Dagenergo"	ord.	DGENG	DGEN	DGEN
OAO "Dagestan Regional Generation Company"	ord.	DAGRG	DAGR	DAGR
OAO "Dagestan Energy Retail Company"	ord.	DASBG	DASB	DASB
OAO "Ivenergo"	ord. pref.	IVENG IVENGR	- -	IVEN IVENP
OAO "Ivanovo Generation Company"	ord. pref.	IVGRG IVGRPG	IVGR IVGRP	IVGR IVGRP
OAO "Ivanovo Energy Retail Company"	ord. pref.	IVSBG IVSBPG	IVSB IVSBP	IVSB IVSBP
OAO "Kalugaenergo"	ord.	KLENG	KLEN	KLEN
OAO "Kaluga Generation Company"	ord.	KLGRG	KLGR	KLGR
OAO "Kaluga Retail Company"	ord.	KLSBG	KLSB	KLSB
OAO "Kirovenergo"	ord. pref.	KIREG KIREPG	KIRE KIREP	RU0009100366 RU0009100374
OAO "Kirovenergosbyt"	ord. pref.	KISBG KISBPG	KISB KISBP	KISB KISBP
OAO "Kolenergo"	ord. pref.	KOLEG KOLEPG	KOLE KOLEP	KOLE -
OAO "Komienergo"	ord. pref.	KOENG KOENPG	KOEN KOENP	KOEN -

Company	Class of shares	OAO "RTS SE"	NP "RTS SE"	ZAO "MICEX SE"
OAO "Kostromaenergo"	ord. pref.	- --	KOSG KOSGP	- -
OAO "Kostroma Generation Company"	ord. pref.	KTGRG KTGRPG	KTGR KTGRP	KTGR KTGRP
OAO "Kostroma Retail Company"	ord. pref.	KTSBG KTSBPG	KTSB KTSBP	KTSB KTSBP
OAO "Krasnoyarskenergo"	ord. pref.	KRNGG KRNGPG	KRNG KRNGP	KRNG KRNGP
OAO "Kubanenergo"	ord.	KUBEG	KUBE	KUBE
OAO "Kuzbassenergo"	ord.	KZBEG	KZBE	KZBE
OAO "Kurganenergo"	ord. pref.	KRGEG KRGEPG	KRGE KRGEP	- -
OAO "Kurskenergo"	ord. pref.	KUENG KUENPG	- -	- -
OAO "Kursk Generation Company"	ord. pref.	KUGRG KUGRPG	KUGR KUGRP	KUGR KUGRP
OAO "Kurskenergosbyt"	ord. pref.	KUSBG KUSBPG	KUSB KUSBP	KUSB KUSBP
OAO "Lenenergo"	ord. pref.	LSNGG LSNGPG	LSNG LSNGP	LSNG LSNGP
OAO "Lipetskenergo"	ord.	LIENG	-	-
OAO "Lipetsk Generation Company"	ord.	LPGRG	LPGR	LPGR
OAO "Lipetsk Energy Retail Company"	ord.	LPSBG	LPSB	LPSB
OAO "Magadanenergo"	ord. pref.	MAGEG MAGEPG	MAGE MAGEP	- -
OAO "Marienergo"	ord.	MIENG	MIEN	-
OAO "Marienergosbyt"	ord. pref.	MISBG MISBPG	MISB MISBP	MISB MISBP
OAO "Mordovenergo"	ord.	MRENG	MREN	-
OAO "Mordovia Generation Company"	ord.	MRGCG	MRGC	MRGC
OAO "Mordovia Heat Network Company"	ord.	MRGRG	MRGR	MRGR

Company	Class of shares	OAO "RTS SE"	NP "RTS SE"	ZAO "MICEX SE"
OAO "Mordovia Energy Retail Company"	ord.	MRSBG	MRSB	MRSB
OAO "Mosenergo" (TGC-3)	ord.	MSNGG	MSNG	MSNG
OAO "Zagorskaya PSPP"	ord.	ZAGRG	ZAGR	ZAGR
OAO "Moscow Heat Distribution Company"	ord.	MSSVG	MSSV	MSSV
OAO "Moscow City Electricity Distribution Company"	ord.	-	-	MGSV
OAO "Moscow Regional Electricity Distribution Company"	ord.	MSRSG	MSRS	MSRS
OAO "Mosenergosbyt"	ord.	MSSBG	MSSB	MSSB
OAO "GRES-24" (TPP-24)	ord.	NMGSG	NMGS	NMGS
OAO "Nizhnovenergo"	ord. pref.	NNGEG NNGEPG	NNGE NNGEP	NNGE NNGEP
OAO "Nizhny Novgorod Generation Company"	ord. pref.	NNGRG NNGRPG	NNGR NNGRP	NNGR NNGRP
OAO "Nizhny Novgorod Retail Company"	ord. pref.	NNSBG NNSBPG	NNSB NNSBP	NNSB NNSBP
OAO "Novgorodenergo"	ord. pref.	NGNRG NGNRPG	NGNR NGNRP	NGNR NGNRP
OAO "Nizhny Novgorod Generation Company"	ord. pref.	NGGRG NGGRPG	NGGR NGGRP	NGGR NGGRP
OAO "Nizhny Novgorod Retail Company"	ord. pref.	NGSBG NGSBPG	NGSB NGSBP	NGSB NGSBP
OAO "Novosibirskenergo"	ord. pref.	NVNGG NVNGPG	NVNG NVNGP	- -
OAO "Omskenergo"	ord. pref.	- -	OMNG OMNGP	- -
OAO "Omsk Electricity Generation Company"	ord. pref.	- -	OMGR OMGRP	- -
OAO "Oryolenergo"	ord. pref.	ORENG ORENPG	- -	- -
OAO "Oryol Generation Company"	ord. pref.	ORGRG ORGRPG	ORGR ORGRP	ORGR ORGRP
OAO "Oryol Retail Company"	ord. pref.	ORSBG ORSBPG	ORSB ORSBP	ORSB ORSBP

Company	Class of shares	OAO "RTS SE"	NP "RTS SE"	ZAO "MICEX SE"
OAO "Third Generation Company of Wholesale Market"	ord.	OGKCG	OGKC	OGKC-001D
OAO "Fifth Generation Company of Wholesale Market"	ord.	OGKEG	OGKE	OGKE
OAO "Penzaenergo"	ord. pref.	PNZEG PNZEPG	PNZE PNZEP	- -
OAO "Penza Generation Company"	ord. pref.	PZGRG PZGRPG	PZGR PZGRP	PZGR PZGRP
OAO "Penza Energy Retail Company"	ord. pref.	PZSBG PZSBPG	PZSB PZSBP	PZSB PZSBP
OAO "Permenergo"	ord. pref.	PMNGG PMNGPG	PMNG PMNGP	PMNG PMNGP
OAO "Permenergosbyt"	ord. pref.	PMSBG PMSBPG	- -	- -
OAO "Pskovenergo"	ord.	PSENG	PSEN	-
OAO "Rostovenergo"	ord. pref.	RTSEG RTSEPG	RTSE RTSEP	RTSE RTSEP
OAO "Rostov Generation Company"	ord. pref.	RTGRG RTGRPG	RTGR RTGRP	RTGR RTGRP
OAO "Energosbyt Rostovenergo"	ord. pref.	RTSBG RTSBPG	RTSB RTSBP	RTSB RTSBP
OAO "Ryazanenergo"	ord.	RZENG	RZEN	RZEN
OAO "Ryazan Heat Supply Company"	ord.	RZGRG	RZGR	RZGR
OAO "Ryazan Energy Retail Company"	ord.	RZSBG	RZSB	RZSB
OAO "Sverdlovenergo"	ord. pref.	SVERG SVERPG	SVER SVERP	SVER SVERP
OAO "Serovskaya TPP"	ord. pref.	SRGSG SRGSPG	SRGS SRGSP	SRGS SRGSP
OAO "Smolenskenergo"	ord. pref.	SMOEG SMOEPG	- -	- -
OAO "Smolensk Generation Company"	ord. pref.	SMGRG SMGRPG	SMGR SMGRP	SMGR SMGRP
OAO "Smolenskenergosbyt"	ord. pref.	SMSBG SMSBPG	SMSB SMSBP	SMSB SMSBP

Company	Class of shares	OAO "RTS SE"	NP "RTS SE"	ZAO "MICEX SE"
OAO "Stavropolenergo"	ord. pref.	STRGG STRGPG	STRG STRGP	STRG STRGP
OAO "Stavropol Electricity Generation Company"	ord. pref.	STGRG STGRPG	STGR STGRP	- -
OAO "Stavropol Heat Generation Company"	ord. pref.	SPGRG SPGRPG	- -	SPGR SPGRP
OAO "Tambovenergo"	ord. pref.	TAENG TAENPG	TAEN TAENP	TAEN TAENP
OAO "Tambov Generation Company"	ord. pref.	TAGRG TAGRPG	TAGR TAGRP	TAGR TAGRP
OAO "Tambov Energy Retail Company"	ord. pref.	TASBG TASBPG	TASB TASBP	TASB TASBP
OAO "Tverenergo"	ord. pref.	TVREG TVREPG	TVRE TVREP	TVRE TVREP
OAO "Tver Generation Company"	ord. pref.	TVGRG TVGRPG	TVGR TVGRP	TVGR TVGRP
OAO "Tver Energy Retail Company"	ord. pref.	TVSBG TVSBPG	TVSB TVSBP	TVSB TVSBP
OAO "Tomskenergo"	ord. pref.	TOMEG TOMEPG	TOME TOMEP	TOME -
OAO "Tomsk Distribution Company"	ord. pref.	TORSG TORSPG	TORS TORSP	TORS TORSP
OAO "Tomsk Energy Retail Company"	ord. pref.	TOSBG TOSBPG	TOSB TOSBP	TOSB TOSBP
OAO "Tulenergo"	ord.	TLENG	TLEN	TLEN
OAO "Priokskaya Territorial Generation Company"	ord.	PTGRG	PTGR	PTGR
OAO "Tula Retail Company"	ord.	TLSBG	TLSB	TLSB
OAO "Udmurtenergo"	ord. pref.	UDMEG UDMEPG	UDME UDMEP	UDME UDMEP
OAO "Udmurt Territorial Generation Company"	ord. pref.	UDGRG UDGRPG	UDGR UDGRP	UDGR UDGRP
OAO "Udmurt Energy Retail Company"	ord. pref.	UDSBG UDSBPG	UDSB UDSBP	UDSB UDSBP

Company	Class of shares	OAO "RTS SE"	NP "RTS SE"	ZAO "MICEX SE"
OAO "Khabarovskenergo"	ord. pref.	HBENG HBENPG	HBEN HBENP	HBEN HBENP
OAO "Chitaenergo"	ord. pref.	CHIEG CHIEPG	CHIE CHIEP	- -
OAO "Chelyabenergo"	ord. pref.	CHNGG CHNGPG	CHNG CHNGP	CHNG CHNGP
OAO "Chelyabinsk Generation Company"	ord. pref.	CLGRG CLGRPG	CLGR CLGRP	CLGR CLGRP
OAO "Chelyabenergosbyt"	ord. pref.	CLSBG CLSBPG	CLSB CLSBP	CLSB CLSBP
OAO "Yakutskenergo"	ord.	YAENG	YAEN	YKEN
OAO "Yarenergo"	ord. pref.	YAREG YAREPG	YARE YAREP	YARE YAREP
OAO "Yaroslavl Energy Company"	ord. pref.	YRGRG YRGRPG	YRGR YRGRP	YRGR YRGRP
OAO "Yaroslavl Retail Company"	ord. pref.	YRSBG YRSBPG	YRSB YRSBP	YRSB YRSBP

INFORMATION ON STAKES AND VOTING SHARES HELD BY OAO RAO "UES OF RUSSIA" IN OTHER COMPANIES*

Company name	Date of state registration	Stake	Percentage of voting shares
Companies in which OAO RAO "UES of Russia" Holds 100% Voting Shares			
REGIONAL ENERGO			
Open Joint Stock Company for Power and Electrification "Yantarenergo"	14.01.1994	100.00%	100.00%
Open Joint Stock Company "Karachaevo-Cherkesskenergo"	10.11.1993	100.00%	100.00%
Open Joint Stock Company for Power and Electrification "Taimyrenergo"	22.09.1998	100.00%	100.00%
AO-POWER PLANTS			
Open Joint Stock Company "Ivanovskie CCGTs"	02.07.2004	100.00%	100.00%
Open Joint Stock Company "Cheboksarskaya HPP"	01.01.2005	100.00%	100.00%
Open Joint Stock Company "Sochinskaya TPP"	01.11.2002	100.00%	100.00%
Open Joint Stock Company "Iriklinskaya TPP"	01.07.2005	100.00%	100.00%
Open Joint Stock Company "Surgutskaya TPP-1"	01.07.2005	100.00%	100.00%
Open Joint Stock Company "Surgutskaya TPP-2"	01.07.2005	100.00%	100.00%
Open Joint Stock Company "Nizhnevartovskaya TPP"	01.07.2005	100.00%	100.00%
Open Joint Stock Company "Urengoiskaya TPP"	01.07.2005	100.00%	100.00%
Open Joint Stock Company "Federal Grid Company of the Unified Energy System" (FGC)	25.06.2002	100.00%	100.00%
ENERGY MANAGEMENT COMPANIES			
Open Joint Stock Company "Northern Energy Management Company"	02.08.2001	100.00%	100.00%
Open Joint Stock Company "Middle-Volga Interregional Energy Management Company"	13.12.2000	100.00%	100.00%
Open Joint Stock Company "Caucasus Energy Management Company"	01.08.2001	100.00%	100.00%
Open Joint Stock Company "Urals Energy Management Company"	08.10.2002	100.00%	100.00%
Open Joint Stock Company "Far Eastern Energy Management Company"	16.07.2001	100.00%	100.00%

* As at 31 December 2005

Company name	Date of state registration	Stake	Percentage of voting shares
OPERATIONAL DISPATCHING COMPANIES			
Open Joint Stock Company "Central Dispatch Administration of the Unified Energy System of Russia"	20.04.1993	100.00%	100.00%
Open Joint Stock Company "System Operator - Central Dispatch Administration of the Unified Energy System"	17.06.2002	100.00%	100.00%
SCIENTIFIC RESEARCH, DEVELOPMENT AND DESIGN COMPANIES			
Open Joint Stock Company "All-Russian Combustion Engineering Research Institute Awarded Two Orders of Red Banner of Labour"	07.12.1993	100.00%	100.00%
Open Joint Stock Company "Scientific Information and Commercial Center for Power and Electrification"	24.01.1994	100.00%	100.00%
Open Joint Stock Company "Scientific and Research Institute for Electricity Industry"	02.09.1993	100.00%	100.00%
Open Joint Stock Company "Scientific and Research Institute for Economics and Energy Industry"	27.10.1993	100.00%	100.00%
Open Joint Stock Company "Scientific Research Center for High-Voltage Equipment Testing"	25.06.1993	100.00%	100.00%
Open Joint Stock Company "Institute of Corporate Governance"	29.10.2000	100.00%	100.00%
Open Joint Stock Company "Scientific Research Institute for Power Engineering Facilities"	05.01.1994	100.00%	100.00%
Open Joint Stock Company "VNIPIenergoprom Association"	27.10.1993	100.00%	100.00%
Open Joint Stock Company for Design of Power Grids and Power Engineering Facilities "ROSEP"	31.01.1992	100.00%	100.00%
Open Joint Stock Company "Dedicated Design Bureau for Combustion Engineering Equipment VTI"	14.12.1993	100.00%	100.00%
Open Joint Stock Company "TsOTenergo"	12.10.1993	100.00%	100.00%
Open Joint Stock Company "G.M. Krzhizhanovsky Power Engineering Institute"	22.11.1993	100.00%	100.00%
Open Joint Stock Company "UES Engineering Center - Gidroproekt, Lengidroproekt, Teploelektroproekt, ORGRES Firm"	30.09.1993	100.00%	100.00%
Open Joint Stock Company "Vedeneyev All-Russia Research Institute for Hydraulic Engineering"	22.07.1993	100.00%	100.00%
Open Joint Stock Company "CNII NPKenergo"	02.11.1993	100.00%	100.00%

Company name	Date of state registration	Stake	Percentage of voting shares
Open Joint Stock Company "Scientific Research Institute for High Voltage DC Transmission of Electricity"	10.06.1993	100.00%	100.00%
Open Joint Stock Company "Volgaenergoproekt-Samara Mid-Volga Power and Electrification Scientific Research, Design and Development Institute"	28.07.1999	100.00%	100.00%
Open Joint Stock Company "Southern Power Engineering Center"	07.04.1993	100.00%	100.00%
Open Joint Stock Company "Urals Power Engineering Center - UralVNIPIEnergoprom, Uralselenergoproekt, UralTEP, UralORGRES, UralVTI, Uralenergosetproekt, Chelyabenergosetproekt"	26.03.1993	100.00%	100.00%
Open Joint Stock Company "Siberian Scientific Research Institute of Power Engineering"	06.07.1993	100.00%	100.00%
Open Joint Stock Company "Sibenergosetproekt Scientific Research, Design and Development Institute for Power Engineering Systems and Electric Power Grids"	12.07.1993	100.00%	100.00%
Open Joint Stock Company "Dalselenergoproekt Scientific Research, Design, Development and Technology Institute"	19.04.1993	100.00%	100.00%
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS			
Open Joint Stock Company for Power and Electrification "Dalnie Peredachi"	13.12.1993	100.00%	100.00%
Open Joint Stock Company "Main Computation Center for Energy Industry"	17.05.1993	100.00%	100.00%
Open Joint Stock Company "Energostroisnabkomplekt UES"	09.06.2001	100.00%	100.00%
Open Joint Stock Company "Volgaenergosnabkomplekt"	25.03.1993	100.00%	100.00%
Open Joint Stock Company for Power and Electrification "Sevkavgidroenergostroy"	08.02.1993	100.00%	100.00%
Open Joint Stock Company "ChirkeiGESstroy"	06.03.1993	100.00%	100.00%
Open Joint Stock Company "Severovostokstroindustriya"	05.08.1993	100.00%	100.00%
Open Joint Stock Company "Bureyagesstroy"	27.09.2000	100.00%	100.00%
Closed Joint Stock Company Law Firm "Yurenergo - Unified Energy System"	20.01.1998	100.00%	100.00%
Closed Joint Stock Company "Energodental"	15.04.1996	100.00%	100.00%
Open Joint Stock Company "Aviaenergo Airlines"	30.06.1994	100.00%	100.00%
Open Joint Stock Company "UES Center for Settlement of Accounts Receivable and Payable"	07.10.1999	100.00%	100.00%
Open Joint Stock Company "Electrification Exhibition Pavilion"	07.10.2005	100.00%	100.00%

Company name	Date of state registration	Stake	Percentage of voting shares
REGIONAL GENERATION COMPANIES			
Open Joint Stock Company "Chuvash Generation Company"	01.01.2005	100.00%	100.00%
Open Joint Stock Company "Karelenergogeneratsiya"	01.01.2005	100.00%	100.00%
Open Joint Stock Company "Orenburg Heat Generation Company"	01.07.2005	100.00%	100.00%
Open Joint Stock Company "Khakass Generation Company"	01.07.2005	100.00%	100.00%
Open Joint Stock Company "Tyumen Regional Generation Company"	01.07.2005	100.00%	100.00%
REGIONAL MANAGEMENT COMPANIES			
Open Joint Stock Company "Karelenergo Management Company"	01.01.2005	100.00%	100.00%
Open Joint Stock Company "Chuvash Management Company"	01.01.2005	100.00%	100.00%
Open Joint Stock Company "Khakass Energy Management Company"	01.07.2005	100.00%	100.00%
REGIONAL RETAIL COMPANIES			
Open Joint Stock Company "Karelia Energy Retail Company"	01.01.2005	100.00%	100.00%
Open Joint Stock Company "Chuvash Energy Retail Company"	01.01.2005	100.00%	100.00%
Open Joint Stock Company "Orenburgenergosbyt"	01.07.2005	100.00%	100.00%
Open Joint Stock Company "Tyumen Energy Retail Company"	01.07.2005	100.00%	100.00%
Open Joint Stock Company "Khakasenergosbyt"	01.07.2005	100.00%	100.00%
WHOLESALE GENERATION COMPANIES			
Open Joint-Stock Company "First Generation Company of Wholesale Electricity Market"	23.03.2005	100.00%	100.00%
Open Joint-Stock Company "Second Generation Company of Wholesale Electricity Market"	09.03.2005	100.00%	100.00%
Open Joint-Stock Company "Fourth Generation Company of Wholesale Electricity Market"	04.03.2005	100.00%	100.00%
Open Joint Stock Company "Federal Hydrogeneration Company"	26.12.2004	100.00%	100.00%
Open Joint-Stock Company "Sixth Generation Company of Wholesale Electricity Market"	17.03.2005	100.00%	100.00%

Company name	Date of state registration	Stake	Percentage of voting shares
INTERREGIONAL DISTRIBUTION COMPANIES			
Open Joint Stock Company "Center and North Caucasus Interregional Distribution Company"	17.12.2004	100.00%	100.00%
Open Joint Stock Company "North West Interregional Distribution Company"	23.12.2004	100.00%	100.00%
Open Joint Stock Company "Urals and Volga Interregional Distribution Company"	28.02.2005	100.00%	100.00%
Open Joint Stock Company "Siberia Interregional Distribution System"	04.07.2005	100.00%	100.00%
TRANSMISSION (TRUNK GRID) COMPANIES			
Open Joint Stock Company "Karelian Trunk Grids"	01.09.2005	100.00%	100.00%
Open Joint Stock Company "Chuvash Trunk Grids"	01.09.2005	100.00%	100.00%
Open Joint Stock Company "Orenburg Trunk Grids"	01.10.2005	100.00%	100.00%
Open Joint Stock Company "Tyumen Trunk Grid Company"	01.09.2005	100.00%	100.00%
Open Joint Stock Company "Khakass Trunk Company"	01.07.2005	100.00%	100.00%
DISTRIBUTION COMPANIES			
Open Joint Stock Company "Karelenergo"	28.04.1993	100.00%	100.00%
Open Joint Stock Company for Power and Electrification of the Chuvash Republic "Chuvashenergo"	12.04.1993	100.00%	100.00%
Open Joint Stock Company for Power and Electrification "Orenburgenergo"	26.01.1993	100.00%	100.00%
Open Joint Stock Company for Power and Electrification "Tyumenenergo"	12.03.1993	100.00%	100.00%
Open Joint Stock Company for Power and Electrification "Khakasenergo"	27.09.1993	100.00%	100.00%
TERRITORIAL GENERATION COMPANIES			
Open Joint Stock Company "Territorial Generation Company No. 2"	19.04.2005	100.00%	100.00%
Open Joint Stock Company "Territorial Generation Company No. 4"	20.04.2005	100.00%	100.00%
Open Joint Stock Company "Territorial Generation Company No. 6"	27.04.2005	100.00%	100.00%
Open Joint Stock Company "Territorial Generation Company No. 11"	22.08.2005	100.00%	100.00%

Company name	Date of state registration	Stake	Percentage of voting shares
Open Joint Stock Company "Territorial Generation Company No. 13"	28.07.2005	100.00%	100.00%
Companies in which OAO RAO "UES of Russia" Holds from 75% to 100% Voting Shares			
REGIONAL ENERGOS			
Open Joint Stock Company "Kalmenergo"	03.02.1993	96.40%	96.40%
AO-POWER PLANTS			
Open Joint Stock Company "Kaliningradskaya CHPP-2"	01.10.1998	87.58%	87.58%
Open Joint Stock Company "Shchekinskie PGU"	20.04.1998	85.58%	85.58%
Open Joint Stock Company for Power and electrification "Kolyma Production and Energy Company"	24.02.1995	82.86%	82.86%
Open Joint Stock Company "Bureyskaya HPP"	14.04.1998	81.13%	81.13%
SCIENTIFIC RESEARCH, DEVELOPMENT AND DESIGN COMPANIES			
Open Joint Stock Company "North-Western Power Engineering Center"	02.11.1993	99.77%	99.77%
Open Joint Stock Company "Siberian Energy Science and Technology Center"	04.06.1993	99.02%	99.02%
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS			
Open Joint Stock Company "Test Bed of Ivanovskaya TPP"	04.11.2004	83.53%	83.53%
Open Joint Stock Company "Dalenergostroyindustria"	13.09.1999	76.64%	76.64%
Open Joint Stock Company "Tsentr Energetiki"	21.09.1992	75.03%	75.03%
WHOLESALE GENERATION COMPANIES			
Open Joint-Stock Company "Fifth Generation Company of Wholesale Electricity Market"	27.10.2004	90.25%	90.25%
Companies in which OAO RAO "UES of Russia" Holds from 51% to 75% Voting Shares			
REGIONAL ENERGOS			
Kabardino-Balkaria Open Joint Stock Company for Power and Electrification	11.12.1992	65.27%	65.27%
Altai Kray Open Joint Stock Company for Power and Electrification "Altayenergo"	30.07.1993	54.66%	72.23%

Company name	Date of state registration	Stake	Percentage of voting shares
Open Joint Stock Company for Power and Electrification "Amurenergo"	10.06.1993	50.62%	57.81%
Open Joint Stock Company for Power and Electrification "Saratovenergo"	05.03.1993	49.00%	64.04%
Open Joint Stock Company "Dalenergo"	07.04.1993	48.99%	65.33%
Open Joint Stock Company for Power and Electrification "Khabarovskenergo"	07.05.1993	48.48%	60.21%
Open Joint Stock Company for Power and Electrification "Samaraenergo"	09.04.1993	48.28%	55.79%
Open Joint Stock Company "Yakutskenergo"	08.06.1994	47.93%	56.32%
AO-POWER PLANTS			
Open Joint Stock Company "Severo-Zapadnaya CHPP" (North-West CHPP)	22.02.1995	62.82%	62.82%
Open Joint Stock Company "KubanGRES" (Kuban TPP)	03.12.1997	60.53%	60.53%
Closed Joint Stock Company "Luchegorsk Fuel and Energy Complex"	01.12.1997	56.33%	56.33%
Open Joint Stock Company "Apatitskaya CHPP"	01.10.2005	49.20%	65.52%
Open Joint Stock Company "Murmanskaya CHPP"	01.10.2005	49.20%	65.52%
Open Joint Stock Company "Serovskaya TPP"	01.04.2005	49.00%	65.33%
Open Joint Stock Company "Yaivinskaya TPP"	01.04.2005	49.00%	64.36%
Open Joint Stock Company "Smolenskaya TPP"	01.02.2005	48.68%	59.26%
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS			
Open Joint Stock Company "Geotherm"	30.08.1994	71.61%	71.61%
Closed Joint Stock Company for Development of International Electric Relations "INTER RAO UES"	26.05.1997	60.00%	60.00%
Open Joint Stock Company "Tomskelectrosetremont"	31.03.2005	52.03%	59.88%
Open Joint Stock Company "Tomskenergoremont"	31.03.2005	52.03%	59.88%
Open Joint Stock Company "Tver Energy Repair Company"	11.01.2004	49.00%	65.33%
Open Joint Stock Company "Nizhny Novgorod Energy Repair Company"	01.04.2005	49.00%	62.30%
Open Joint Stock Company "Penza Energy Repair Company"	01.01.2005	49.00%	60.21%
Open Joint Stock Company "Sverdlovsk Energy Service Company"	01.04.2005	49.00%	65.33%

Company name	Date of state registration	Stake	Percentage of voting shares
Open Joint Stock Company "Permenergospetsremont"	01.04.2005	49.00%	64.36%
Open Joint Stock Company "Permenergoremont"	01.04.2005	49.00%	64.36%
Open Joint Stock Company for Power and Electrification "Mobile Power Engineering"	29.08.1994	49.00%	65.33%
Open Joint Stock Company "Energotekhkomplekt"	16.07.1993	49.00%	65.33%
Open Joint Stock Company "Smolensk Energy Repair Company"	01.02.2005	48.68%	59.26%
Open Joint Stock Company "Yarenergoremont-Holding"	22.11.2004	47.36%	59.81%
Open Joint Stock Company "ATP Yarenergo-Holding"	22.11.2004	47.36%	59.81%
INSURANCE COMPANIES			
Open Joint Stock Company "Energozashchita Insurance Broker"	13.09.2004	61.00%	61.00%
REGIONAL GENERATION COMPANIES			
Open Joint Stock Company "Mari Regional Generation Company"	01.01.2005	64.44%	70.07%
Open Joint Stock Company "Stavropol Electricity Generation Company"	01.04.2005	55.13%	71.94%
Open Joint Stock Company "Stavropol Heat Generation Company"	01.04.2005	55.13%	71.94%
Open Joint Stock Company "Mordovia Generation Company"	01.02.2005	53.14%	53.14%
Open Joint Stock Company "Mordovia Heat Network Company"	01.02.2005	53.14%	53.14%
Open Joint Stock Company "Kaluga Generation Company"	01.04.2004	52.25%	52.25%
Open Joint Stock Company for Power and Electrification "Tomskenergo"	17.03.1993	52.03%	59.88%
Open Joint Stock Company "Krasnoyarskaya Generatsiya"	01.10.2005	51.75%	66.33%
Open Joint Stock Company "Ivanovo Generation Company"	01.01.2005	49.66%	56.55%
Open Joint Stock Company "Kolskaya Generation Company"	01.10.2005	49.20%	65.52%
Open Joint Stock Company "Tambov Generation Company"	11.01.2005	49.01%	56.01%
Open Joint Stock Company "Voronezhenergo Generation Company"	31.08.2004	49.01%	65.35%
Open Joint Stock Company "Novgorod Generation Company"	01.04.2005	49.00%	62.86%
Open Joint Stock Company "Oryol Generation Company"	01.04.2005	49.00%	60.35%

Company name	Date of state registration	Stake	Percentage of voting shares
Open Joint Stock Company "Tver Generation Company"	11.01.2005	49.00%	65.33%
Open Joint Stock Company "Nizhny Novgorod Generation Company"	01.04.2005	49.00%	62.30%
Open Joint Stock Company "Omsk Electricity Generation Company"	03.08.2005	49.00%	60.39%
Open Joint Stock Company "Udmurt Territorial Generation Company"	01.01.2005	49.00%	55.39%
Open Joint Stock Company "Chelyabinsk Generation Company"	31.01.2005	49.00%	58.06%
Open Joint Stock Company "Penza Generation Company"	01.01.2005	49.00%	60.21%
Open Joint Stock Company "Chita Generation Company"	30.12.2005	49.00%	62.16%
Open Joint Stock Company "Arkhangelsk Generation Company"	01.04.2005	49.00%	59.05%
Open Joint Stock Company "Sverdlovsk Generation Company"	01.04.2005	49.00%	65.33%
Open Joint Stock Company "Perm Generation Company"	01.04.2005	49.00%	64.36%
Open Joint Stock Company "Kursk Generation Company"	01.02.2005	49.00%	59.47%
Open Joint Stock Company "Petersburg Generation Company"	01.10.2005	49.00%	57.40%
Open Joint Stock Company "Bryansk Generation Company"	01.10.2004	49.00%	65.22%
Open Joint Stock Company "Kostroma Generation Company"	01.01.2005	49.00%	65.33%
Open Joint Stock Company "Volzhskaya Generation Company"	01.01.2005	48.99%	61.33%
Open Joint Stock Company "Smolensk Generation Company"	01.02.2005	48.68%	59.26%
Open Joint Stock Company "Rostov Generation Company"	11.01.2005	48.43%	62.76%
Open Joint Stock Company "Vyatskaya Electricity and Heat Company"	01.05.2005	48.17%	63.96%
Open Joint Stock Company "Yaroslavl Energy Company"	11.01.2005	47.36%	59.81%
REGIONAL MANAGEMENT COMPANIES			
Open Joint Stock Company "Mari Regional Management Company"	01.01.2005	64.44%	70.07%
Open Joint Stock Company "Stavropol Management Company"	01.04.2005	55.13%	71.94%
Open Joint Stock Company "Mordovia Energy Management Company"	01.02.2005	53.14%	53.14%
Open Joint Stock Company "Kaluga Energy Management Company"	01.04.2004	52.25%	52.25%

Company name	Date of state registration	Stake	Percentage of voting shares
Open Joint Stock Company "Tomsk Energy Management Company"	31.03.2005	52.03%	59.88%
Open Joint Stock Company "Tyvaenergo-Holding"	01.10.2005	51.75%	66.33%
Open Joint Stock Company "Ivanovo Management Energy Company"	14.01.2005	49.66%	56.55%
Open Joint Stock Company "Tambov Energy Management Company"	11.01.2005	49.01%	56.01%
Open Joint Stock Company "Novgorod Energy Management Company"	01.04.2005	49.00%	62.86%
Open Joint Stock Company "Oryol Energy Management Company"	01.04.2005	49.00%	60.35%
Open Joint Stock Company "Tver Management Energy Company"	11.01.2005	49,00%	65.33%
Open Joint Stock Company "Nizhny Novgorod Management Energy Company"	01.04.2005	49.00%	62.30%
Open Joint Stock Company "Omsk Management Company"	03.08.2005	49.00%	60.39%
Open Joint Stock Company "Udmurt Management Energy Company"	01.01.2005	49.00%	55.39%
Open Joint Stock Company "Chelyabinsk Management Energy Company"	31.01.2005	49,00%	58.06%
Open Joint Stock Company "Penza Energy Management Company"	01.01.2005	49.00%	60.21%
Open Joint Stock Company "Sverdlovsk Energy Management Company"	01.04.2005	49.00%	65.33%
Open Joint Stock Company "Perm Energy Management Company"	01.04.2005	49.00%	64.36%
Open Joint Stock Company "Kursk Energy Management Company"	01.02.2005	49.00%	59.47%
Open Joint Stock Company "North-West Energy Management Company"	01.10.2005	49.00%	57.40%
Open Joint Stock Company "Volga-Don Energy Complex Management Company"	01.01.2005	48.99%	61.33%
Open Joint Stock Company "Smolensk Management Energy Company"	01.02.2005	48.68%	59.26%
Open Joint Stock Company "Rostovenergo Management Company"	11.01.2005	48.43%	62.76%
Open Joint Stock Company "Kirovenergo Management Company"	01.05.2005	48.17%	63.96%
Open Joint Stock Company "Yaroslavl Management Energy Company"	11.01.2005	47.36%	59.81%
REGIONAL RETAIL COMPANIES			
Open Joint Stock Company "Marienergosbyt"	01.01.2005	64.44%	70.07%

Company name	Date of state registration	Stake	Percentage of voting shares
Open Joint Stock Company "Stavropolenergosbyt"	01.04.2005	55.13%	71.94%
Open Joint Stock Company "Mordovia Energy Retail Company"	01.02.2005	53.14%	53.14%
Open Joint Stock Company "Kaluga Retail Company"	01.04.2004	52.25%	52.25%
Open Joint Stock Company "Tomsk Energy Retail Company"	31.03.2005	52.03%	59.88%
Open Joint Stock Company "Krasnoyarksenergosbyt"	01.10.2005	51.75%	66.33%
Open Joint Stock Company "Ivanovo Energy Retail Company"	01.01.2005	49.66%	56.55%
Open Joint Stock Company "Kolskaya Energy Retail Company"	01.10.2005	49.20%	65.52%
Open Joint Stock Company "Tambov Energy Retail Company"	11.01.2005	49.01%	56.01%
Open Joint Stock Company "Voronezh Energy Retail Company"	31.08.2004	49.01%	65.35%
Open Joint Stock Company "Novgorod Energy Retail Company"	01.04.2005	49.00%	62.86%
Open Joint Stock Company "Oryol Retail Company"	01.04.2005	49.00%	60.35%
Open Joint Stock Company "Tver Energy Retail Company"	11.01.2005	49.00%	65.33%
Open Joint Stock Company "Belgorod Retail Company"	01.10.2004	49.00%	65.29%
Open Joint Stock Company "Nizhny Novgorod Retail Company"	01.04.2005	49.00%	62.30%
Open Joint Stock Company "Omsk Energy Retail Company"	03.08.2005	49.00%	60.39%
Open Joint Stock Company "Udmurt Energy Retail Company"	01.01.2005	49.00%	55.39%
Open Joint Stock Company "Chelyabenergosbyt"	31.01.2005	49.00%	58.06%
Open Joint Stock Company "Penza Energy Retail Company"	01.01.2005	49.00%	60.21%
Open Joint Stock Company "Chita Energy Retail Company"	30.12.2005	49.00%	62.16%
Open Joint Stock Company "Arkhangelsk Retail Company"	01.04.2005	49.00%	59.05%
Open Joint Stock Company "Sverdlovenergosbyt"	01.04.2005	49.00%	65.33%
Open Joint Stock Company "Perm Energy Retail Company"	01.04.2005	49.00%	64.36%
Open Joint Stock Company "Kurskenergosbyt"	01.02.2005	49.00%	59.47%
Open Joint Stock Company "Petersburg Retail Company"	01.10.2005	49.00%	57.40%

Company name	Date of state registration	Stake	Percentage of voting shares
Open Joint Stock Company "Bryansk Retail Company"	01.10.2004	49.00%	65.22%
Open Joint Stock Company "Kostroma Retail Company"	01.01.2005	49.00%	65.33%
Open Joint Stock Company "Volgogradenergosbyt"	01.01.2005	48.99%	61.33%
Open Joint Stock Company "Smolenskenergosbyt"	01.02.2005	48.68%	59.26%
Open Joint Stock Company "Energosbyt Rostovenergo"	11.01.2005	48.43%	62.76%
Open Joint Stock Company "Kirovenergosbyt"	01.05.2005	48.17%	63.96%
Open Joint Stock Company "Yaroslavl Retail Company"	11.01.2005	47.36%	59.81%
WHOLESALE GENERATION COMPANIES			
Open Joint-Stock Company "Third Generation Company of Wholesale Electricity Market"	23.11.2004	63.78%	63.78%
TRANSMISSION (TRUNK GRID) COMPANIES			
Open Joint Stock Company "Mari Trunk Grids"	01.09.2005	64.44%	70.07%
Open Joint Stock Company "Mordovia Trunk Grid Company"	01.09.2005	53.14%	53.14%
Open Joint Stock Company "Kaluga Trunk Grid Company"	01.04.2004	52.25%	52.25%
Open Joint Stock Company "Tomsk Transmission Grids"	31.03.2005	52.03%	59.88%
Open Joint Stock Company "Krasnoyarsk Trunk Grids"	01.10.2005	51.75%	66.33%
Open Joint Stock Company "Ivanovo Trunk Grids"	01.09.2005	49.66%	56.55%
Open Joint Stock Company "Kolskie Trunk Grids"	01.10.2005	49.20%	65.52%
Open Joint Stock Company "Voronezh Trunk Grid Company"	01.09.2005	49.01%	65.35%
Open Joint Stock Company "Oryol Trunk Grid Company"	01.10.2005	49.00%	60,35%
Open Joint Stock Company "Tver Trunk Grids"	01.09.2005	49.00%	65.33%
Open Joint Stock Company "Belgorod Trunk Grid Company"	01.04.2004	49.00%	65.29%
Open Joint Stock Company "Nizhny Novgorod Trunk Grid Company"	01.09.2005	49.00%	62.30%
Open Joint Stock Company "Omsk Trunk Grid Company"	01.09.2005	49.00%	60.39%
Open Joint Stock Company "Udmurtia Trunk Grids"	01.09.2005	49.00%	55.39%

Company name	Date of state registration	Stake	Percentage of voting shares
Open Joint Stock Company "Chelyabinsk Trunk Grids"	01.09.2005	49.00%	58.06%
Open Joint Stock Company "Penza Trunk Grid Company"	01.09.2005	49.00%	60.21%
Open Joint Stock Company "Chita Trunk Grids"	30.12.2005	49.00%	62.16%
Open Joint Stock Company "Tambov Trunk Grid Company"	01.09.2005	49.00%	56.01%
Open Joint Stock Company "Arkhangelsk Trunk Grid Company"	01.09.2005	49.00%	59.05%
Open Joint Stock Company "Sverdlovsk Trunk Grids"	03.10.2005	49.00%	65.33%
Open Joint Stock Company "Perm Trunk Grid Company"	03.10.2005	49.00%	64.36%
Open Joint Stock Company "Kursk Trunk Grids"	01.09.2005	49.00%	59.47%
Open Joint Stock Company "Petersburg Trunk Grids"	01.12.2005	49.00%	57.40%
Open Joint Stock Company "Bryansk Trunk Grid Company"	01.09.2005	49.00%	65.22%
Open Joint Stock Company "Kostroma Trunk Grids"	01.09.2005	49.00%	65.33%
Open Joint Stock Company "Volgograd Trunk Grids"	01.09.2005	48.99%	61.33%
Open Joint Stock Company "Smolensk Trunk Grids"	01.09.2005	48.68%	59.26%
Open Joint Stock Company "Rostovenergo Trunk Grid Company"	01.09.2005	48.43%	62.76%
Open Joint Stock Company "Kirov Trunk Electricity Grids"	01.09.2005	48.17%	63.96%
Open Joint Stock Company "Yaroslavl Trunk Grids"	31.08.2005	47.36%	59.81%
DISTRIBUTION COMPANIES			
Open Joint Stock Company for Power and Electrification "Marienergo"	25.02.1993	64.44%	70.07%
Open Joint Stock Company "Stavropolenergo"	01.02.1993	55.13%	71.94%
Open Joint Stock Company "Mordovenergo"	15.01.1993	53.14%	53.14%
Open Joint Stock Company for Power and Electrification "Kalugaenergo"	20.01.1993	52.25%	52.25%
Open Joint Stock Company "Krasnoyarskenergo"	21.04.1994	52.24%	66.65%
Open Joint Stock Company "Tomsk Distribution Company"	31.03.2005	52.03%	59.88%
Open Joint Stock Company for Power and Electrification "Belgorodenergo"	01.04.2005	50.43%	64.61%

Company name	Date of state registration	Stake	Percentage of voting shares
Open Joint Stock Company for Power and Electrification "Ivenergo"	13.01.1993	49.66%	56.55%
Open Joint Stock Company for Power and Electrification "Kolenergo"	10.02.1993	49.27%	65.53%
Open Joint Stock Company for Power and Electrification "Volgogradenergo"	24.06.1993	49.27%	61.48%
Open Joint Stock Company for Power and Electrification "Tambovenergo"	30.12.1992	49.01%	56.01%
Open Joint Stock Company for Power and Electrification "Voronezhenergo"	11.12.1992	49.01%	65.35%
Open Joint Stock Company for Power and Electrification "Sverdlovenergo"	15.02.1993	49.01%	65.34%
Open Joint Stock Company for Power and Electrification "Novgorodenergo"	25.01.1993	49.00%	62.86%
Open Joint Stock Company for Power and Electrification "Oryolenergo"	26.11.1992	49.00%	60.35%
Open Joint Stock Company "Tver Energy System"	11.08.1993	49.00%	65.33%
Open Joint Stock Regional Power and Electrification Company "Corporate Service Systems"	01.03.1993	49.00%	65.29%
Nizhny Novgorod Open Joint Stock Company for Power and Electrification "Nizhnovenergo"	19.08.1993	49.00%	62.30%
Open Joint Stock Company for Power and Electrification "Omskenergo"	14.12.1992	49.00%	60.39%
Open Joint Stock Company for Power and Electrification "Udmurtenergo"	16.04.1993	49.00%	55,39%
Open Joint Stock Company for Power and Electrification "Chelyabenergo"	18.02.1993	49.00%	58.06%
Open Joint Stock Company for Power and Electrification "Penzaenergo"	12.11.1992	49.00%	60.21%
Open Joint Stock Company for Power and Electrification "Kurskenergo"	16.02.1993	49.00%	59.47%
Open Joint Stock Company for Power and Electrification "Lenenergo"	22.01.1993	49.00%	57.40%
Open Joint Stock Company "Bryanskenergo"	26.02.1993	49.00%	65.22%
Open Joint Stock Company for Power and Electrification "Kostromaenergo"	28.01.1993	49.00%	65.29%
Open Joint Stock Company "Rostovenergo"	13.04.1993	48.43%	62.76%
Open Joint Stock Company for Power and Electrification "Kirovenergo"	30.11.1992	48.17%	63.96%

Company name	Date of state registration	Stake	Percentage of voting shares
TERRITORIAL GENERATION COMPANIES			
Open Joint Stock Company "Territorial Generation Company No. 5"	23.11.2004	63.00%	63.00%
Companies in which OAO RAO "UES of Russia" Holds from 25% to 51% Voting Shares			
REGIONAL ENERGOS			
Open Joint Stock Company "Komienergo Joint Stock Energy Company"	11.02.1993	50.10%	50.34%
Open Joint Stock Company for Power and Electrification "Ingushenergo"	21.01.1997	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Sevkavkazenergo"	28.04.1993	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Kurganenergo"	05.02.1993	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Magadanenergo"	13.04.1993	49.00%	49.00%
Open Joint Stock Company for Power and Electrification of Kuban	10.02.1993	49.00%	49.00%
Kuzbas Open Joint Stock Company for Power and Electrification	30.12.1993	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Sakhalinenergo"	21.06.1993	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Kamchatskenergo"	09.04.1993	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Ulyanovskenergo"	23.12.1992	49.00%	49.00%
Chechen Republic power and electrification open-type joint stock company "Grozenergo"	17.02.1993	49.00%	49.00%
Open Joint Stock Company "Nurenergo"	04.12.2001	38.46%	38.46%
AO-POWER PLANTS			
Open Joint Stock Company "Kashirskaya TPP-4"	01.04.2005	50.90%	50.90%
Open Joint Stock Company "Shaturskaya TPP-5"	01.04.2005	50.90%	50.90%
Open Joint Stock Company "GRES-24" ("TPP-24")	01.04.2005	50.90%	50.90%
Open Joint Stock Company "Zagorskaya PSPP"	01.04.2005	50.90%	50.90%
Open Joint Stock Company "Vologodskaya CHPP"	01.10.2005	49.00%	49.00%
Open Joint Stock Company "Cherepovetskaya TPP"	01.10.2005	49.00%	49.00%

Company name	Date of state registration	Stake	Percentage of voting shares
Open Joint Stock Company "Verkhne-Mutnovskaya Pilot GeoTPP"	01.08.2005	48.04%	48.04%
Open Joint Stock Company "Experimentalnaya TPP"	19.06.2001	41.85%	41.85%
Open Joint Stock Company "Biyskaya CHPP-1"	30.12.1992	31.74%	31.74%
SCIENTIFIC RESEARCH, DEVELOPMENT AND DESIGN COMPANIES			
Open Joint Stock Company "Specialized Design Bureau for Repair and Modernization"	01.04.2005	50.90%	50.90%
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS			
Open Joint Stock Company "Moscow Heat Distribution Company"	01.04.2005	50.90%	50.90%
Open Joint Stock Company "Mosteplosetenergoremont"	01.04.2005	50.90%	50.90%
Open Joint Stock Company "Mosenergosetstroy"	01.04.2005	50.90%	50.90%
Joint stock company "Unified Energy System GruzRosenergo"	09.09.1996	50.00%	50.00%
Closed Joint Stock Company "East-West Energy Agency"	12.04.1994	50.00%	50.00%
Open Joint Stock Company "Diagnostics for Hydrotechnical. Electrical and Other Critical Facilities"	09.07.1993	49.11%	49.11%
Open Joint Stock Company "Yugenegosnabsbyt Specialized Components and Equipment Supply Administration"	25.12.1992	49.02%	49.02%
Open Joint Stock Company "Energostroitel"	02.12.1992	49.00%	49.00%
Closed Joint Stock Company "North East Energy Company"	13.04.1994	49.00%	49.00%
Open Joint Stock Company "Central Design Bureau for Modernization and Repair of Power Generating Equipment at Power Plants"	02.02.1993	49.00%	49.00%
Open Joint Stock Company "Sibtekhenergo" - Engineering Firm for Adjustment and Improvement of Technology and Operation of Electric Power Equipment of Enterprises and Systems"	22.12.1992	48.99%	48.99%
Joint Venture - Closed Joint Stock Company "Pontoel Intergovernmental Dispatch Center for Operational Dispatch and Coordination of Parallel Work of Energy Systems"	11.10.1994	40.00%	40.00%
Open Joint Stock Company "Domostroitelny Kombinat" ("Integrated House-Building Factory")	23.06.1994	37.66%	37.66%
Open Joint Stock Company "Mikhailovskoe Resort"	15.12.1994	35.01%	35.01%

Company name	Date of state registration	Stake	Percentage of voting shares
Closed Joint Stock Company "RosUkrEnergo"	29.12.1995	35.00%	35.00%
Open Joint Stock Company "Republican Fuel and Energy Company"	14.07.1999	25.50%	25.50%
Open Joint Stock Company "Russian Communal Systems"	26.06.2003	25.00%	25.00%
REGIONAL GENERATION COMPANIES			
Open Joint Stock Company "Dagestan Heat Generation Company"	03.05.2005	51.00%	51.00%
Open Joint Stock Company "Dagestan Regional Generation Company"	01.07.2005	51.00%	51.00%
Open Joint Stock Company "Lipetsk Generation Company"	11.01.2005	49.02%	49.02%
Open Joint Stock Company "Vladimir Generation Company"	01.01.2005	49.00%	49.00%
Open Joint Stock Company "Norilsk-Taymyr Energy Company"	01.06.2005	49.00%	49.00%
Open Joint Stock Company "Priokskaya Territorial Generation Company"	01.04.2005	49.00%	49.00%
Open Joint Stock Company "Ryazan Heat Supply Company"	11.01.2005	49.00%	49.00%
Open Joint Stock Company "Astrakhan Regional Generation Company"	11.01.2005	48.66%	48.66%
Open Joint Stock Company "Buryatgeneratsiya"	30.12.2005	46.80%	46.80%
Open Joint Stock Company "Heat Generation Company"	01.10.2004	25.10%	28.17%
REGIONAL MANAGEMENT COMPANIES			
Open Joint Stock Company "Dagenergo Management Company"	03.05.2005	51.00%	51.00%
Open Joint Stock Company "Management Energy Company"	01.04.2005	50.90%	50.90%
Open Joint Stock Company "Moscow Management Power Grid Company"	03.10.2005	50.00%	50.00%
Open Joint Stock Company "Lipetsk Energy Management Company"	11.01.2005	49.02%	49.02%
Open Joint Stock Company "Voronezh Management Energy Company"	31.08.2004	49.01%	49.01%
Open Joint Stock Company "Vladimir Energy Company"	15.01.2005	49.00%	49.00%
Open Joint Stock Company "Tula Energy Management Company"	01.04.2005	49.00%	49.00%
Open Joint Stock Company "Bryansk Energy Management Company"	19.04.2004	49.00%	49.00%
Open Joint Stock Company "Ryazan Management Company"	11.01.2005	49.00%	49.00%

Company name	Date of state registration	Stake	Percentage of voting shares
Open Joint Stock Company "Astrakhan Energy Management Company"	11.01.2005	48.66%	48.66%
Open Joint Stock Company "Buryatia Management Company"	30.12.2005	46.80%	46.80%
REGIONAL RETAIL COMPANIES			
Open Joint Stock Company "Dagestan Energy Retail Company"	01.07.2005	51.00%	51.00%
Open Joint Stock Company "Mosenergosbyt"	01.04.2005	50.90%	50.90%
Open Joint Stock Company "Lipetsk Energy Retail Company"	11.01.2005	49.02%	49.02%
Open Joint Stock Company "Vladimir Energy Retail Company"	01.01.2005	49.00%	49.00%
Open Joint Stock Company "Vologda Retail Company"	01.10.2005	49.00%	49.00%
Open Joint Stock Company "Tula Retail Company"	01.04.2005	49.00%	49.00%
Open Joint Stock Company "Ryazan Energy Retail Company"	11.01.2005	49.00%	49.00%
Open Joint Stock Company "Astrakhan Energy Retail Company"	11.01.2005	48.66%	48.66%
Open Joint Stock Company "Buryatenergosbyt"	30.12.2005	46.80%	46.80%
TRANSMISSION (TRUNK GRID) COMPANIES			
Open Joint Stock Company "Dagestan Trunk Grids"	01.09.2005	51.00%	51.00%
Open Joint Stock Company "Trunk Grid Company"	01.04.2005	50.90%	50.90%
Open Joint Stock Company "Lipetsk Trunk Grids"	01.09.2005	49.02%	49.02%
Open Joint Stock Company "Vladimir Trunk Grids"	01.09.2005	49.00%	49.00%
Open Joint Stock Company "Vologda Trunk Grids"	01.01.2005	49.00%	49.00%
Open Joint Stock Company "Tula Trunk Grid Company"	01.09.2005	49.00%	49.00%
Open Joint Stock Company "Ryazan Trunk Grids"	01.09.2005	49.00%	49.00%
Open Joint Stock Company "Astrakhan Trunk Grids"	01.09.2005	48.66%	48.66%
Open Joint Stock Company "Buryatia Trunk Grids"	30.12.2005	46.80%	46.80%
DISTRIBUTION COMPANIES			
Dagestan Open Joint Stock Company for Power and Electrification "Dagenergo"	13.11.1992	51.00%	51.00%

Company name	Date of state registration	Stake	Percentage of voting shares
Open Joint Stock Company "Moscow City Electricity Distribution Company"	01.04.2005	50.90%	50.90%
Open Joint Stock Company "Moscow Regional Electricity Distribution Company"	01.04.2005	50.90%	50.90%
Open Joint Stock Company for Power and Electrification "Smolenskenergo"	12.03.1993	49.85%	49.85%
Open Joint Stock Company for Power and Electrification "Lipetskenergo"	22.12.1992	49.02%	49.02%
Open Joint Stock Company "Vladimirenergo"	19.11.1992	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Vologdaenergo"	10.02.1993	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Chitaenergo"	10.02.1993	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Arkhenergo"	02.11.1993	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Permenergo"	21.12.1992	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Pskovenergo"	13.01.1993	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Tulenergo"	25.12.1992	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Ryazanenergo"	26.10.1992	49.00%	49.00%
Open Joint Stock Company for Power and Electrification "Astrakhanenrgo"	11.12.1992	48.66%	48.66%
Yaroslavl Open Joint Stock Company for Power and Electrification "Yarenergo"	11.01.1993	47.36%	47.36%
Open Joint Stock Company for Power and Electrification "Buryatenergo"	24.05.1993	46.80%	46.80%
TERRITORIAL GENERATION COMPANIES			
Open Joint Stock Company for Power and Electrification "Mosenergo"	06.04.1993	50.90%	50.90%
Open Joint Stock Company "Southern Generation Company - TGC-8"	22.03.2005	50.00%	50.00%
Open Joint Stock Company "Territorial Generation Company No. 10"	30.03.2005	50.00%	50.00%
Open Joint Stock Company "Territorial Generation Company No. 9"	09.12.2004	50.00%	50.00%
Open Joint Stock Company "Territorial Generation Company No. 14"	01.12.2004	50.00%	50.00%
Companies in which OAO RAO "UES of Russia" Holds under 25% of Voting Shares			
REGIONAL ENERGOS			
Bashkiria Open Joint Stock Company for Power and Electrification "Bashkirenergo"	02.11.1992	21.27%	21.27%

Company name	Date of state registration	Stake	Percentage of voting shares
Open Joint Stock Company for Power and Electrification "Novosibirskenergo"	23.02.1993	14.17%	16.85%
AO-POWER PLANTS			
Open Joint Stock Company "Zaramagskie HPPs"	10.05.2000	12.71%	12.71%
Open Joint Stock Company "Sulakenergo"	25.12.1998	12.38%	12.38%
Open Joint Stock Company "Noglikskaya Gas-Fired Power Plant"	09.08.1996	9.76%	9.76%
Open Joint Stock Company "Zelenchuckskie HPPs"	10.03.1998	2.67%	2.67%
Open Joint Stock Company "Vilyuiskaya HPP-3"	07.05.1999	1.90%	1.90%
Open Joint Stock Company "Krasnoyarskaya HPP"	07.10.1993	0.12%	0.12%
Open Joint Stock Company "Kamskaya HPP"	10.02.1993		1 share
Open Joint Stock Company "Gusinoozerskaya TPP"	13.08.1993		1 share
Open Joint Stock Company "Kharanorskaya TPP"	30.12.2002		1 share
Open Joint Stock Company "Nizhegorodskaya HPP"	09.12.2003		1 share
Open Joint Stock Company "Saratovskaya HPP"	05.12.2003		1 share
Open Joint Stock Company "Nevinnomysskaya TPP"	24.03.1993		1 share
Open Joint Stock Company "Troitskaya TPP"	21.01.1993		1 share
Subsidiary Open Joint Stock Company "Upper Volga HPP Cascade"	28.01.1993		1 share
Open Joint Stock Company "Krasnoyarskaya TPP-2"	01.02.1993		1 share
Open Joint Stock Company "Novocherkasskaya TPP"	10.08.1995		1 share
Open Joint Stock Company "Kirishskaya TPP"	10.12.2002		1 share
Open Joint Stock Company "Ryazanskaya TPP"	17.02.1993		1 share
Open Joint Stock Company "Permskaya TPP"	18.01.1993		1 share
Open Joint Stock Company "Berezovskaya TPP-1"	25.01.1993		1 share
ENERGY MANAGEMENT COMPANIES			
Open Joint Stock Company "HydroWGC Management Company"	16.04.2001	0.67%	0.67%

Company name	Date of state registration	Stake	Percentage of voting shares
CONSTRUCTION, SUPPLY AND SERVICE ORGANIZATIONS			
Open Joint Stock Company "Power Machines – ZTL. LMZ. Electrosila. Energomashexport"	02.04.2003	22.43%	22.43%
Open Joint Stock Company "Energougol"	03.10.1996	16.50%	16.50%
Open Joint Stock Company "Zarubezhenergostroy"	09.12.1992	9.51%	9.51%
Open Joint Stock Company "Trest Severovostokenergostroy"	29.10.1992	8.78%	8.78%
Open Joint Stock Company "Severovostokenergostroy"	25.12.2003	8.78%	8.78%
Open Joint Stock Company "National Energy Export-Import Company"	19.08.1993	2.30%	2.30%
Foreign Economic Closed Joint Stock Company for Cooperation in Energy Industry "ASEN"	27.07.1992	0.64%	0.64%
Open Joint Stock Company "Gazenergo"	08.01.1997	0.48%	0.48%
Open Joint Stock Company "Moscow Communications Center of Energy Sector"	05.07.1993	0.01%	0.01%
BANKING ORGANIZATIONS			
Open Joint Stock Company "Interbank Union - Unified Electric Energy Complex"	18.08.1995	2.70%	2.70%
Open Joint Stock Company "Commercial Bank "Evrositibank"	20.08.1992	1.69%	1.69%
Commercial Fuel and Energy Interregional Bank for Reconstruction and Development (OAO)	21.02.2000	1.11%	1.18%
Open Joint Stock Company "Nizhegorodsky Bankirsky Dom"	15.05.1992	0.54%	0.67%
Joint Stock Commercial Investment Industry and Construction Bank "Stavropolye" (OAO)	27.07.1992	0.01%	0.01%
INSURANCE COMPANIES			
Open Joint Stock Company "Energogarant Insurance Joint Stock Company"	28.08.1992	0.13%	0.13%

INFORMATION ON INTERREGIONAL GENERATION COMPANIES*

OAO "WGC-1"		**Open Joint-Stock Company "First Generation Company of Wholesale Electricity Market"**
	State registration date	23 March 2005
	Configuration	Iriklinskaya TPP, Kashirskaya TPP-4, Nizhnevartovskaya TPP, Permskaya TPP, Urengoyskaya TPP, Verkhnetagilskaya TPP
	Authorized capital	RUB17,252,039,909.00
	Interest in voting shares held by OAO RAO "UES of Russia"	100.00%
	Installed capacity of power plants	9,500 MW
	Electricity generation**	43.8 billion kWh
OAO "WGC-2"		**Open Joint-Stock Company "Second Generation Company of Wholesale Electricity Market"**
	State registration date	9 March 2005
	Configuration	Pskovskaya TPP, Serovskaya TPP, Stavropolskaya TPP, Surgutskaya TPP-1, Troitskaya TPP
	Authorized capital	RUB10,769,803,935.00
	Interest in voting shares held by OAO RAO "UES of Russia"	100.00%
	Installed capacity of power plants	8,700 MW
	Electricity output	41.1 billion kWh
OAO "WGC-3"		**Open Joint-Stock Company "Third Generation Company of Wholesale Electricity Market"**
	State registration date	23 November 2004
	Configuration	Cherepetskaya TPP, Gusinoozerskaya TPP, Kharanorskaya TPP, Kostromskaya TPP, Pechorskaya TPP, Yuzhnouralskaya TPP
	Authorized capital	RUB27,6080,088,279.00
	Interest in voting shares held by OAO RAO "UES of Russia"	63.78%
	Installed capacity of power plants	8,500 MW
	Electricity output	28.9 billion kWh

* As at 31 December 2005
** Here and below, electricity output by the generation facilities that are part of the Generation Company as at 31 December 2005

OAO "WGC-4"		**Open Joint-Stock Company "Fourth Generation Company of Wholesale Electricity Market"**
	State registration date	4 March 2005
	Configuration	Berezovskaya TPP-1, Shaturskaya TPP-5, Smolenskaya TPP, Surgutskaya TPP-2, Yaivinskaya TPP
	Authorized capital	RUB8,210,830,760.00
	Interest in voting shares held by OAO RAO "UES of Russia"	100.00%
	Installed capacity of power plants	8,600 MW
	Electricity output	49.0 billion kWh
OAO "WGC-5"		**Open Joint-Stock Company "Fifth Generation Company of Wholesale Electricity Market"**
	State registration date	27 October 2004
	Configuration	Konakovskaya TPP, Nevinnomysskaya TPP, Reftinskaya TPP, Sredneuralskaya TPP
	Authorized capital	RUB29,407,170,459.00
	Interest in voting shares held by OAO RAO "UES of Russia"	90.25%
	Installed capacity of power plants	8,700 MW
	Electricity output	37.0 billion kWh
OAO "WGC-6"		**Open Joint-Stock Company "Sixth Generation Company of Wholesale Electricity Market"**
	State registration date	17 March 2005
	Configuration	Cherepovetskaya TPP, Kirishskaya TPP, Krasnoyarskaya TPP-2, Novocherkasskaya TPP, Ryazanskaya TPP, GRES-24 ("TPP-24")
	Authorized capital	RUB23,008,616,898.00
	Interest in voting shares held by OAO RAO "UES of Russia"	100.00%
	Installed capacity of power plants	9,000 MW
	Electricity output	23.0 billion kWh

OAO "HydroWGC"		**Open Joint Stock Company "Federal Hydrogeneration Company"**
	State registration date	26 December 2004
	Configuration	Hydropower plants comprising OAO "HydroWGC": Boguchanskaya HPP, Bureyskaya HPP, Volzhskaya HPP, Votkinskaya HPP, Zhigulevskaya HPP, Zaramagskie HPP, Zeyskaya HPP, Zelenchukskie HPPs, Irganayskaya HPP, Kamskaya HPP, Cascade of Upper-Volga HPPs, Nizhegorodskaya HPP, Saratovskaya HPP, Sayano-Shushenskaya HPP, KabbalkHPP; in the future, the following HPPs and generation companies will become part of OAO "HydroWGC": Novosibirskaya HPP, OAO "Zagorskaya PSPP", OAO "Dagestan Regional Generation Company", OAO "Stavropol Electricity Generation Company", OAO "Severo-Osetinskaya Hydrogeneration Company", OAO "Karachaevo-Cherkessk Hydrogeneration Company", OAO "Nizhne-Chereksky HPP Cascade", OAO "Cheboksarskaya HPP", OAO "Kabardino-Balkaria Hydrogeneration Company"
	Authorized capital	RUB103,951,322,702.00
	Interest in voting shares held by OAO RAO "UES of Russia"	100.00%
	Installed capacity of power plants	19,800 MW
	Electricity output	74.6 billion kWh
OAO "TGC-1"		**Open Joint Stock Company "Territorial Generation Company No. 1"**
	State registration date	25 March 2005
	Configuration	OAO "Kolskaya Generation Company", OAO "Karelenergogeneratsiya", OAO "Petersburg Generation Company", OAO "Apatitskaya CHPP", OAO "Murmanskaya CHPP"
	Authorized capital	RUB10,000,000.00
	Percentage of voting shares in OAO "TGC-1" held by OAO "Lenenergo"	63.00% (OAO RAO "UES of Russia" holds 49.00% voting shares in OAO "Lenenergo")
	Percentage of voting shares in OAO "TGC-1" held by OAO "Kolenergo"	25.00% (OAO RAO "UES of Russia" holds 49.27% voting shares in OAO "Kolenergo")
	Percentage of voting shares in OAO "TGC-1" held by OAO "Karelenergogeneratsiya"	12.00% (OAO RAO "UES of Russia" holds 100.00% voting shares in OAO "Karelenergogeneratsiya")
	Installed capacity of power plants	6,100 MW
	Electricity output	24.7 billion kWh
	Heat generation	27.1 million Gcal

OAO "TGC-2"		**Open Joint Stock Company "Territorial Generation Company No. 2"**
	State registration date	19 April 2005
	Configuration	OAO "Tver Generation Company", OAO "Novgorod Generation Company", OAO "Kostroma Generation Company", OAO "Vologodskaya CHPP", OAO "Yaroslavl Energy Company", OAO "Arkhangelsk Generation Company"
	Authorized capital	RUB10,000,000.00
	Interest in voting shares held by OAO RAO "UES of Russia"	100.00%
	Installed capacity of power plants	2,400 MW
	Electricity output	9.6 billion kWh
	Heat generation	19.6 million Gcal
OAO "Mosenergo" (TGC-3)		**Open Joint Stock Company for Power and Electrification "Mosenergo"**
	State registration date	6 April 1993
	Company reorganization date	1 April 2005
	Authorized capital	RUB28,249,359,700.00
	Interest in voting shares held by OAO RAO "UES of Russia"	50.90%
	Installed capacity of power plants	10,600 MW
	Electricity output	61.6 billion kWh
	Heat generation	70.3 million Gcal
OAO "TGC-4"		**Open Joint Stock Company "Territorial Generation Company No. 4"**
	State registration date	20 April 2005
	Configuration	OAO "Bryansk Generation Company", OAO "Kaluga Generation Company", OAO "Oryol Generation Company", OAO "Priokskaya Territorial Generation Company", OAO "Kursk Generation Company", OAO "Lipetsk Generation Company", OAO "Voronezh Generation Company", OAO "Ryazan Heat Supply Company", OAO "Tambov Generation Company", OAO "Heat Energy Company", OAO "Smolensk Generation Company"

	Authorized capital	RUB10,000,000.00
	Interest in voting shares held by OAO RAO "UES of Russia"	100.00%
	Installed capacity of power plants	3,300 MW
	Electricity output	13.3 billion kWh
	Heat generation	27.6 million Gcal
OAO "TGC-5"		**Open Joint Stock Company "Territorial Generation Company No. 5"**
	State registration date	22 April 2005
	Configuration	OAO "Mari Regional Generation Company", OAO "Udmurt Territorial Generation Company", OAO "Chuvash Generation Company", and OAO "Vyatskaya Electricity and Heat Company"
	Authorized capital	RUB10,000,000.00
	Interest in voting shares held by OAO RAO "UES of Russia"	63.00%
	Installed capacity of power plants	2,500 MW
	Electricity output	10.2 billion kWh
	Heat generation	16.3 million Gcal
OAO "TGC-6"		**Open Joint Stock Company "Territorial Generation Company No. 6"**
	State registration date	27 April 2005
	Configuration	OAO "Ivanovo Generation Company", OAO "Vladimir Generation Company", OAO "Penza Generation Company", OAO "Nizhny Novgorod Generation Company", OAO "Mordovia Generation Company", OAO "Mordovia Heat Network Company"
	Authorized capital	RUB10,000,000.00
	Interest in voting shares held by OAO RAO "UES of Russia"	100.00%
	Installed capacity of power plants	3,100 MW
	Electricity output	11.8 billion kWh
	Heat generation	17.5 million Gcal

OAO "Volzhskaya TGC-7"		**Open Joint Stock Company "Volzhskaya Territorial Generation Company No. 7"**
	State registration date	1 August 2005
	Configuration	CAO "Orenburg Heat Generation Company", generating assets of OAO "Samaraenergo", OAO "Saratovenergo", and OAO "Ulyanovskenergo"
	Authorized capital	22,830,000,000.00
	Percentage of voting shares in OAO "TGC-7" held by OAO "Samaraenergo"	62.44% (OAO RAO "UES of Russia" holds 48.61%% voting shares in OAO "Samaraenergo")
	Percentage of voting shares in OAO "TGC-7" held by OAO "Saratovenergo"	22.04% (OAO RAO "UES of Russia" holds 49.00% voting shares in OAO "Saratovenergo")
	Percentage of voting shares in OAO "TGC-7" held by OAO "Ulyanovskenergo"	15.52% (OAO RAO "UES of Russia" holds 49.00% voting shares in OAO "Ulyanovskenergo")
	Installed capacity of power plants	6,900 MW
	Electricity output	27.1 billion kWh
	Heat generation	47.5 million Gcal
OAO "Southern Generation Company TGC-8"		**Open Joint Stock Company "Southern Generation Company TGC-8"**
	State registration date	22 March 2005
	Configuration	OAO "Astrakhan Regional Generation Company", OAO "Volzhskaya Generation Company", OAO "Dagestan Heat Generation Company", OAO "Rostov Generation Company", OAO "Stavropol Heat Generation Company"; in the future, the generating assets of OAO "Kubanenergo"
	Authorized capital	RUB10,000,000.00
	Interest in voting shares held by OAO RAO "UES of Russia"	50.00%+1 share
	Installed capacity of power plants	3,500 MW
	Electricity output	17.4 billion kWh
	Heat generation	16.8 million Gcal

OAO "TGC-9"		**Open Joint Stock Company "Territorial Generation Company No. 9"**
	State registration date	9 December 2004
	Configuration	OAO "Perm Generation Company", OAO "Sverdlovsk Generation Company"; in the future, the generating assets of OAO "Komienergo"
	Authorized capital	RUB4,200,000.00
	Interest in voting shares held by OAO RAO "UES of Russia"	50.00%+1 share
	Installed capacity of power plants	4,700 MW
	Electricity output	15.5 billion kWh
	Heat generation	39.8 million Gcal
OAO "TGC-10"		**Open Joint Stock Company "Territorial Generation Company No. 10"**
	State registration date	30 March 2005
	Configuration	OAO "Tyumen Regional Generation Company", OAO "Chelyabinsk Generation Company"; in the future, the generating assets of OAO "Kurganenergo"
	Authorized capital	RUB10,000,000.00
	Interest in voting shares held by OAO RAO "UES of Russia"	50.00% +1 share
	Installed capacity of power plants	2,600 MW
	Electricity output	15.5 billion kWh
	Heat generation	20.4 million Gcal
OAO "TGC-11"		**Open Joint Stock Company "Territorial Generation Company No. 11"**
	State registration date	26 August 2005
	Configuration	OAO "Tomskenergo", OAO "Omsk Electricity Generation Company"
	Authorized capital	RUB10,000,000.00
	Interest in voting shares held by OAO RAO "UES of Russia"	100.00%
	Installed capacity of power plants	2,000 MW
	Electricity output	8.2 billion kWh
	Heat generation	15.4 million Gcal

OAO "TGC-13"	**Open Joint Stock Company "Territorial Generation Company No. 13"**
State registration date	28 July 2005
Configuration	OAO "Krasnoyarskaya Generatsiya", OAO "Khakassia Generation Company"; in the future, the generating assets of OAO "Tyvaenergo" (wholly-owned subsidiary of OAO "Krasnoyarskenergo")
Authorized capital	RUB10,000,000.00
Interest in voting shares held by OAO RAO "UES of Russia"	100.00%
Installed capacity of power plants	2,500 MW
Electricity output	12.8 billion kWh
Heat generation	12.8 million Gcal
OAO "TGC-14"	**Open Joint Stock Company "Territorial Generation Company No. 14"**
State registration date	20 April 2005
Configuration	OAO "Buryatgeneratsiya", OAO "Chita Generation Company"
Authorized capital	RUB3,100,000.00
Interest in voting shares held by OAO RAO "UES of Russia"	50.00% + 10 shares
Installed capacity of power plants	600 MW
Electricity output	3.2 billion kWh
Heat generation	4.8 million Gcal

MANAGEMENT BOARD OF RAO "UES OF RUSSIA"*

Name	Position
Chubais, Anatoly Borisovich**	Chairman of the Management Board since 1998
Corporate Center	
Urinson, Yakov Moiseyevich	Deputy Chairman of Management Board, Head of Corporate Center member of Management Board since 2000
Drachevsky, Leonid Vadimovich	Deputy Chairman of Management Board member of Management Board since 2004
Ayuev, Boris Ilyich***	Member of Management Board since 2004 Chairman of Management Board, OAO "UES SO-CDA"
Vaynzikher, Boris Felixovich****	Member of Management Board since 2005
Gozman, Leonid Yakovlevich	Member of Management Board since 2000
Dubinin, Sergey Konstantinovich	Member of Management Board since 2001
Smirnov, Pavel Stepanovich	Member of Management Board since 2001
Trapeznikov, Andrey Vladislavovich	Member of Management Board since 2000
Reform Management Center	
Udaltsov, Yury Arkadyevich	Member of Management Board since 2004 Head of Reform Management Center
Zubakin, Vasily Alexandrovich*****	Member of Management Board since 2002
Business Units	
Chikunov, Alexander Vasilyevich	Member of Management Board since 2004
Avetisyan, Vladimir Evgenyevich	Member of Management Board since 2004
Voronin, Vyacheslav Pavlovich******	Member of Management Board since 2000
Rappoport, Andrey Natanovich	Member of Management Board since 1998 Chairman of Management Board, OAO "UES FGC"
Sinyugin, Vyacheslav Yuryevich*******	Member of Management Board since 2000 Chairman of Management Board, OAO "HydroWGC"

* As at 31 December 2005

Stakes held in OAO RAO "UES of Russia":

**	0.00195%	*****	0.0000740%
***	0.0000124%	******	0.0000090%
****	0.0000300%	*******	0.0000920%

Field of responsibility	Date of birth	Education
Responsible for shaping the corporate policy and development strategy for OAO RAO "UES of Russia"; organizing its activities; government relations	1955	university; Candidate of Economic Sciences, Assistant Professor
Responsible for economic, production, information and technology processes; capital management, formulation and implementation of the Company's economic, financial, accounting, and personnel policies	1944	university; Doctor of Economic Sciences, Professor
Responsible for the Company's domestic and foreign relations, advancement of its interests in the public domain in Russia and abroad	1941	university
Responsible for organizing the dispatching and control functions in the Unified Energy System of Russia	1957	university; Candidate of Technical Sciences
Technical Director	1968	university
Government and Community Relations Officer	1950	university; Candidate of Psychological Sciences, Assistant Professor
Financial Director	1950	university; Doctor of Economic Sciences
Responsible for providing legal support for the Company and the Holding	1952	university; Candidate of Law; Doctor of Economic Sciences
Responsible for implementing a common information policy within the Company and the Holding	1961	university
Responsible for formulating and ensuring a common policy approach for restructuring the SDCs and creating the target sector structure; determining the Company's policy for electricity market liberalization	1961	university; Candidate of Physico-Mathematical Sciences
Responsible for the creation and development of the electricity market infrastructure; technical regulation and commercial metering of electricity	1958	university; Candidate of Economic Sciences
The goal set for the Management Board members in charge of the BUs is to raise operating efficiency at the SDCs of RAO "UES of Russia" and implement the SDC restructuring plans under their control while ensuring reliable and secure supply of electricity and heat to customers		
Managing Director of Business Unit 1	1963	university
Managing Director of Business Unit 2	1958	university
Managing Director of "Services" Business Unit	1949	university
Managing Director of "Networks" Business Unit	1963	university; Candidate of Sociological Sciences
Managing Director of "Hydrogeneration" Business Unit	1969	university; Candidate of Law

INFORMATION ON MEETINGS OF THE BOARD OF DIRECTORS OF RAO "UES OF RUSSIA" HELD IN 2005

No.	Board meeting date	Board minute No	No.	Board meeting date	Board minute No
1	25.01.2005	185	15	01.07.2005	199
2	28.01.2005	186	16	29.07.2005	200
3	21.02.2005	187	17	18.08.2005	201
4	25.02.2005	188	18	02.09.2005	202
5	04.03.2005	189	19	21.09.2005	203
6	17.03.2005	190	20	30.09.2005	204
7	25.03.2005	191	21	18.10.2005	205
8	04.04.2005	192	22	27.10.2005	206
9	20.04.2005	193	23	28.10.2005	207
10	26.04.2005	194	24	21.11.2005	207
11	17.05.2005	195	25	25.11.2005	209
12	27.05.2005	196	26	14.12.2005	210
13	16.06.2005	197	27	23.12.2005	211
14	24.06.2005	198			

Resolutions of the Board of Directors are posted on the in the Company News section website of OAO RAO "UES of Russia".

REPORT ON FINANCING OF OAO RAO "UES OF RUSSIA" INVESTMENT PROGRAMME PROJECTS, 2005 (millions of RUB)*

Project name	Financing volume	By source of finance			
		Designated purpose investment funds, taking into account reallocations	Depreciation	Budget allocations	Other sources of funds (including borrowed)
Total	**23,820.81**	**17,298.86**	**258.32**	**1,600.00**	**4,663.63**
Thermal Power Plants	**11,412**	**7,398**	**-**	**150**	**3,864**
Kaliningradskaya CHPP-2	5,467	3,053	-	150	2,264
Sochinskaya TPP	2,606	2,606	-	-	-
Ivanovskaya TPP	3,339	1,739	-	-	1,600
Hydroelectric Power Plants	**10,023.41**	**8,965.46**	**258.32**	**-**	**799.63**
Bureyskaya HPP	6,439.46	6,030.46	209	-	200
Irganayskaya HPP	1,211.02	950	25.02	-	236
Boguchanskaya HPP	750	750	-	-	-
Zaramagskie HPPs	306.03	260	-	-	46.03
Zelenchukskie HPPs	642.6	325	-	-	317.6
Nizhne-Chereksky HPP Cascade (Sovetskaya HPP)	274.3	250	24.3	-	-
Sangtuda HPP	400	400	-	-	-
Impoundment areas	**2,350**	**900**	**-**	**1,450**	**-**
Bureyskaya HPP	1,172.62	450	-	722.62	-
Irganayskaya HPP	1,177.38	450	-	727.38	-
Design & exploration work	35.40	35.40	-	-	-

* According to the Schedule approved by Resolution of the Federal Energy Commission of the Russian Federation No. 318-e/21 dated 17 December 2004

INFORMATION ON INTERESTED PARTY TRANSACTIONS APPROVED BY THE BOARD OF DIRECTORS OF OAO RAO "UES OF RUSSIA" IN 2005

1. Contract between OAO RAO "UES of Russia" and OAO "Severo-Zapadnaya CHPP" (North-West CHPP) to purchase 245,299 shares in OAO "Severo-Zapadnaya CHPP" worth RUB159,444,350 (Board Minute No. 185 of 25 January 2005).

2. Supplementary Agreement No. 2 to Contract No.2RSO of 28 October 2003 for the provision of information services between OAO RAO "UES of Russia" and OAO "VoGEK Management Company" (Board Minute No. 186 of 28 January 2005).

3. Supplementary Agreement No. 2 to Contract No.2RSO of 26 May 2003 for the provision of information services between OAO RAO "UES of Russia" and OAO "UES Engineering Center" (Board Minute No. 186 of 28 January 2005).

4. Agreement on the implementation of an investment project to build Power Unit 2 at the Severo-Zapadnaya CHPP between OAO RAO "UES of Russia" and ZAO "INTER RAO UES" (Board Minute No. 194 of 26 April 2005).

5. Agreement on the establishment of Open Joint-Stock Company "Norilsk-Taymyr Energy Company" (OAO "NTEC") between OAO RAO "UES of Russia" and OAO "MMC "Norilsk Nickel" (Board Minutes 195 of 17 May 2005).

6. Surety Bond Contract between ZAO "NOMOS-BANK" as Lender and OAO RAO "UES of Russia" as Surety Provider to secure performance of obligations under the bank loans received by subsidiaries and dependent companies of OAO RAO "UES of Russia" (Board Minute 198 of 24 June 2005).

7. Surety Bond Contract between OAO "Savings Bank of the Russian Federation" (Sberbank) as Lender and OAO RAO "UES of Russia" as Surety Provider to secure performance of obligations under the bank loans received by subsidiaries and dependent companies of OAO RAO "UES of Russia" (Board Minute 200 of 29 July 2005).

8. Contract for fiduciary management of energy retail companies' shares (OAO "Vladimir Energy Retail Company", OAO "Nizhny Novgorod Retail Company", OAO "Mordovia Energy Retail Company", OAO "Penza Energy Retail Company", OAO "Ivanovo Energy Retail Company") between OAO RAO "UES of Russia" (Founder of Fiduciary Management) and OAO "TGC-6" (Fiduciary Manager) (Board Minute No. 202 of 2 September 2005).

9. Contract for fiduciary management of shares in OAO "Mosenergosbyt" between OAO RAO "UES of Russia" (Founder of Fiduciary Management) and OAO "Mosenergo" (Fiduciary Manager) (Board Minute No. 202 of 2 September 2005).

10. Contract on the establishment of Open Joint-Stock Company "Center for Certification of Electronic Digital Signatures in the Electricity Industry" between OAO RAO "UES of Russia" and OAO "UES FGC" (Board Minute No. 203 of 21 September 2005).

11. Contract for the provision of services to organize the operation and development of the Unified Energy System of Russia between OAO RAO "UES of Russia" and ZAO "Agency for Balance Forecasting in the Electricity Industry" (Board Minute No. 204 of 30 September 2005-04 October 2005).

12. Contract for fiduciary management of shares of OAO "Karelia Energy Retail Company", OAO "Kolskaya Energy Retail Company", OAO "Petersburg Retail Company" between OAO RAO "UES of Russia" (Founder of Fiduciary Management) and OAO "TGC-1" (Fiduciary Manager).

13. Credit Facility Agreement between OAO "Bank for Foreign Trade" (Vneshtorgbank) as Lender and OAO RAO "UES of Russia" as Borrower (Board Minute No. 207 of 28 October 2005).

14. Contract between OAO RAO "UES of Russia" and OAO "UES SO-CDA" to place 18,364,000 shares in OAO "UES SO-CDA" worth RUB27,546,000 (Board Minute No. 208 of 21 November 2005).

15. Contract for fiduciary management of shares in four Interregional Distribution Companies between OAO RAO "UES of Russia" (Founder of Fiduciary Management) and OAO "UES FGC" (Fiduciary Manager) (Board Minute No. 209 of 25 November 2005).

16. Contract between OAO RAO "UES of Russia" and OAO "HydroWGC" for the establishment of OAO "ESKO UES" (Board Minute No. 209 of 25 November 209).

17. Contract between OAO RAO "UES of Russia" and OAO "WGC-3" to transfer the 2,698,237,190 shares in OAO "Yuzhnouralskaya TPP" owned by OAO RAO "UES of Russia" as payment for 979,143,034 additional shares in OAO "WGC-3" worth a total of RUB1,018,308,755.36 (Board Minute No. 209 of 25 November 2005).

18. Supplementary Agreement No. 5 to General Partnership Contract ("shared participation contract") of 6-1/8DU of 24 May 2001 to finance the construction of the second phase of the Severo-Zapadnaya CHPP between OAO RAO "UES of Russia" and OAO "Severo-Zapadnaya CHPP" (Board Minute No. 211 of 23 December 2005).

19. Contract between OAO RAO "UES of Russia" and OAO "WGC-6" providing for the purchase by OAO RAO "UES of Russia" of additional shares in OAO "WGC-6" at RUB1.2253 per share (Board Minute No. 211 of 23 December 2005).

20. Contract for fiduciary management of shares in OAO "Murmanskaya CHPP" and OAO "Apatitskaya CHPP" between OAO RAO "UES of Russia" (Founder of Fiduciary Management) and OAO "TGC-1" (Fiduciary Manager) (Board Minute No. 211 of 23 December 2005).

21. Contract for fiduciary management of shares of OAO "Vologda Retail Company" between OAO RAO "UES of Russia" (Founder of Fiduciary Management) and OAO "WGC-6" (Fiduciary Manager) (Board Minute No. 211 of 23 December 2005).

22. Contract between OAO RAO "UES of Russia" and OAO "Sangtuda HPP-1" to purchase 14,545 shares in OAO "Sangtuda HPP-1" worth a total of TJS44,245,890 (Board Minute No. 211 of 23 December 2005).

23. Non-revolving Credit Facilities Agreement between OAO "Savings Bank of the Russian Federation" (Sberbank) as Lender and OAO RAO "UES of Russia" as Borrower (Board Minute No. 211 of 23 December 2005).

24. Facility Agreements between OAO "Bank for Foreign Trade" (Vneshtorgbank) as Lender and OAO RAO "UES of Russia" as Borrower (Board Minute No. 211 of 23 December 2005).

LIST OF SITES FOR PRIORITY GENERATION PROJECTS SCHEDULED TO GO ON LINE IN THE UES OF RUSSIA

Energy system	Possible project site	Projected capacity, MW
Operational area of the Urals Integrated Dispatch Administration (IDA)		**4,220**
Tyumen	Urengoiskaya TPP	200
	greenfield site	600
	Nizhnevartovskaya TPP	800
	Surgutskaya TPP-2	800
Sverdlovskaya	Serovskaya TPP	600
Perm	Novobereznikovskaya CHPP	220
	Permskaya TPP	400
	Permskaya CHPP-9, Permskaya CHPP-6, or greenfield site	200
Chelyabinsk	Chelyabinskaya CHPP-3	400
Operational area of Center IDA		**5,520**
Tver	Kalininskaya NPP	1,000
Tula	Cherepetskaya TPP, Shchekinskaya TPP	400
Belgorod	site to be selected	400
Moscow	CHPP-21 (Mosenergo)	450
	CHPP-26 (Mosenergo)	400
	CHPP-27 (Mosenergo)	900
	Zagorskaya PSPP-2	840
	Kashirskaya TPP	330
	Shaturskaya TPP	400
	Greenfield site between Mozhaisk and Volokolamsk	400

Energy system	Possible project site	Projected capacity, MW
Operational area of South IDA		**1,739**
Rostov	Volgodonskaya NPP	1,000
Astrakhan	Astrakhanskaya CHPP-3 or Astrakhanskaya TPP	450
Kuban	greenfield site Novorossiysk area	150
	Sochinskaya TPP	39
	Tuapse Oil Refinery CHPP	100
Operational area of Siberia IDA		**4,050**
Krasnoyarsk	Boguchanskaya HPP	3,000
Kuzbass	Kuznetskaya CHPP, or greenfield site	600
Tomsk	Tomskaya CHPP-3	450
Operational area of North-West IDA		**3,965**
Kaliningrad	Kaliningradskaya CHPP-2	450
Leningradskaya	Severo-Zapadnaya CHPP ("North-West CHPP")	450
	Pravoberezhnaya CHPP	180
	Kirishskaya TPP	800
	Yugo-Zapadnaya (South-West) CHPP	550
	CHPP-14 (TGC-1)	300
	Tsentralnaya (Central) CHPP (TGC-1)	100
	Leningradskaya NPP-2	1,000
Komi	greenfield site Syktyvkar area	135
Operations area of the East IDA		**773**
Amurskaya	Bureyskaya HPP	two power units *333 MW each*
	Nizhnebureyskaya HPP	107

GLOSSARY

ABBREVIATIONS

ATS	Administrator of Trading System of the Wholesale Electricity Market
CCGT	Combined-cycle gas turbine
CHPPs	Combined heat and power plants
FGC	Federal Grid Company
FTS	Federal Tariffs Service
GeoTPP	Geothermal power plant
GTU (GTPP)	Gas turbine unit (gas-turbine power plant)
HPPs	Hydroelectric power plants
HV line	High-voltage transmission line
IDAs	Integrated Dispatch Administrations
IDCs	Interregional distribution companies
IES	Integrated energy systems
ITCs	Interregional transmission (trunk grid) companies
KPI	Key performance indicators
NP	Not-for-profit Partnership
NPPs	Nuclear power plants
OAO	Open Joint Stock Company
OOO	Limited Liability Company
ord.	Ordinary shares
OREE	Wholesale Electricity (Capacity) Market
pref.	Preferred shares
RDAs	Regional Dispatch Administrations
RECs	Regional Energy Commissions
Regional energo	Open joint-stock regional power and electrification company
RGCs	Regional generation companies
SDCs	Subsidiaries and Dependent Companies of OAO RAO "UES of Russia"
STC	Science and Technology Center
TCs	Transmission (trunk grid) companies
TGCs	Territorial Generation Companies
TPPs	Thermal power plants
UES of Russia	Unified Energy System of Russia
UES SO-CDA	System Operator – Central Dispatch Administration of the Unified Energy System of Russia
UNEG	Unified National (All-Russia) Energy Grid
WGCs	Generation Companies of the Wholesale Electricity Market (Wholesale Generation Companies)
ZAO	Closed Joint Stock Company

TERMS

Subscription fee	Amount of payment charged for the services to organize the operation and development of the Unified Energy System of Russia.
Wholesale Generation Companies (WGCs)	The generation companies being created on the basis of power plants pursuant to the Guidelines for Reforming the Electric Power Industry adopted by Resolution of the Government of the Russian Federation No. 526 of 11 July 2001, Order of the Government of the Russian Federation No. 1254-r of 01 September 2003 (as amended by Order of the Government of the Russian Federation No. 367-r of 25 October 2004).
Unified National (All-Russia) Energy Grid	The system of power grids and other grid infrastructure facilities owned or otherwise held (as provided by the Russian law) by electricity industry entities and ensuring reliable power to customers, supporting the operation of the wholesale electricity market, and synchronous operation of Russia's energy system with those of other countries.
Unified Energy System of Russia (UES of Russia)	The entire body of generation facilities and other property relating to generation (including co-generation of electricity and heat) and transmission of electricity in an environment of centralized dispatching.
Completion of reorganization	A company is deemed to be reorganized upon state registration of the newly established legal persons (except where the reorganization is through merger). Where a company is reorganized through merger of another company with and into the former, the former is deemed to be reorganized with effect from the date on which an entry is made in the Unified State Register of Legal Persons regarding termination of the merged company.
Transmission (trunk grid) companies	Open joint-stock companies established as a result of regional energos' reorganization to which the regional energos transfer their power grid facilities related to the Unified National (All-Russia) Energy Grid.
Interregional Transmission Company	An open joint-stock company established pursuant to Order of the Government of the Russian Federation No. 1939-r of 29 December 2003 and Resolution of the Board of Directors of OAO RAO "UES of Russia" (Minute No. 125 dated 15 August 2002) with and into which transmission companies are expected to merge.
Interregional Distribution Company	An open joint-stock company created on a territorial basis, to which shares in distribution companies are to be transferred.
Interregional companies	Companies to be created through consolidation of grid or generation companies established in the course of the electricity reform in the Russian Federation after the regional energos' restructuring.
Standard AC frequency	Indicator of quality of energy systems' operation consisting in maintenance of the AC frequency within the range of 49.8-50.2 Hz.

Wholesale Electricity (Capacity) Market	The marketplace for a special commodity, i.e. electricity (capacity), within the Unified Energy System of Russia, which is part of Russia's common economic space. The market participants are large electricity generators and customers that have the status of wholesale market participants. Market participants operate under the Wholesale Market Rules adopted, as provided by the Federal Law "On Electric Power Industry", by the Government of the Russian Federation. The eligibility criteria for including electricity generators and consumers in the category of major generators or major consumers are set by the Government of the Russian Federation.
Cross-subsidization, cross-subsidies	Setting energy tariffs (rates) below the economically efficient level for one group of consumers (subsidized consumers) owing to the higher tariffs (rates) set for other consumer groups (subsidizing consumers).
Retail Heat Market	The marketplace for heat (heat capacity) bringing together energy retailers and consumers.
Distribution Companies	Open joint-stock companies being established as a result of regional energos' restructuring on the basis of the power grid assets which do not belong to the Unified National (All-Russia) Energy Grid.
Regional Generation Companies (RGCs)	Open joint-stock companies being established in the course of regional energos' restructuring on the basis of generating assets not transferred to TGCs.
Regulated sector of the wholesale electricity (capacity) market (OREM RS)	Part of the wholesale market where part of electricity and capacity is traded based on tariffs set by the federal authority for regulation of natural monopolies according to the procedure provided by the Federal Law "On state regulation of electricity and heat tariffs in the Russian Federation".
Energy R&M and services company	An enterprise whose core business is providing research and development services, repairs and maintenance of equipment and buildings used in the generation, transmission, dispatching, distribution, and retailing of electricity and heat.
Free trading segment	A segment of the wholesale market where part of electricity is traded at free (unregulated) prices through bilateral purchase/sale contracts and through selection of price offers submitted by buyers and sellers.
Deviations segment	A system of relationships among wholesale market participants relating to electricity trading within the range of deviations in actual hourly generation/consumption of electricity from the planned hourly generation/consumption.
Backbone transmission lines	A power transmission line with the highest voltage which ensures the required reliability and robustness of the energy system as a whole.
Territorial Generation Companies (TGCs)	Open joint-stock companies being established in the course of interregional integration of regional energos' generating assets, except for the generating assets to be transferred to WGCs.
Target structure of the electricity industry	The corporate structure of the electricity industry upon completion of key restructuring (i.e. creation of all companies and their separation from OAO RAO "UES of Russia", including measures to guarantee direct ownership of RAO UES shareholders in spin-off companies, increasing the state's interest in OAO "UES FGC" and OAO "UES SO-CDA" to meet the requirements of the Russian law, reduction of the state's interest in generation companies (except for hydro generation and nuclear power plants), and ensuring that most generation companies are independent of each other.

UNITS OF MEASUREMENT

Gcal	Gigacalorie	a metric unit of heat
Gcal/h	Gigacalorie/hour	a metric unit of heat energy
Hz	Herz	a unit of frequency of the alternating electric current
kV	Kilovolt	a unit of electric potential
kVA	Kilovolt-ampere	a unit of electrical power
kW	kilowatt	a unit of electric power
kWh	kilowatt-hour	a unit of electric energy generated
MVA	Megavolt-ampere	a unit of electrical load used in power engineering
Mvar	Megavolt-ampere reactive	a unit of the reactive electric power delivered by an alternating current (AC) circuit
MW	Megawatt	unit of electric power
mt/h	tonnes per hour	unit of steam output
tsf		tonne of standard fuel

THE FOLLOWING PHRASES USED IN THIS ANNUAL REPORT IN THE SAME MEANING

SDCs of OAO RAO "UES of Russia":
SDCs of RAO "UES of Russia"
Holding Company's entities
Holding Company's enterprises
Holding Company's energy businesses
RAO UES enterprises
RAO UES entities
RAO UES subsidiaries

Management Board of OAO RAO "UES of Russia":
Management Board of RAO "UES of Russia"

Charter of OAO RAO "UES of Russia":
Charter of RAO "UES of Russia"
Charter

OAO RAO "UES of Russia":
Company
Parent Company

CONTACT INFO

Russian Open Joint Stock Company for Power and Electrification "UES of Russia"
(OAO RAO "UES of Russia")
119526 Moscow, Prospekt Verdnadskogo, 101, Bldg. 3
www.rao-ees.ru

Corporate Governance and Shareholder Relations Department of the Corporate Center,
OAO RAO "UES of Russia"

Shareholder Hotline
Mon-Fri, 13:00-16:00
Tel. +7 (495) 620-16-09

Registrar: ZAO "STATUS Registration Company"
109544, Moscow, ul. Dobrovolcheskaya, 1/64
Tel. +7 (495) 974-83-50, (495) 632-72-56
www.rostatus.ru.

Company Auditors: ZAO "PricewaterhouseCoopers Audit"
115054, Moscow, Kosmodamianskaya naberezhnaya, 52, stroenie 5
Tel. +7(495) 967-60-00
Fax: +7(495) 967-60-01
www.pwc.com

Depositary Banks

Deutsche Bank Trust Company Americas (ADR)
4 Albany Street, New York, USA
www.db.com

Bank of New York (GDR)
620 Avenue of the Americas, New York, 10011
www.bankofny.com